As filed with the Securities and Exchange Commission on October 6, 2005

Registration No. [            ]

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ECB BANCORP, INC.

(Exact name of registrant as specified in its charter)

North Carolina	6712	56-2090738
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

35050 U. S. Highway 264 East

Post Office Box 337

Engelhard, North Carolina 27824

(252) 925-9411

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary M. Adams

Chief Financial Officer

ECB Bancorp, Inc.

Post Office Box 337

Engelhard, North Carolina 27824

(252) 925-9411

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William R. Lathan, Jr.	Randolph A. Moore III
Ward and Smith, P.A.	Alston & Bird LLP
1001 College Court	One Atlantic Center
New Bern, North Carolina 28562	1201 West Peachtree Street
(252) 672-5400	Atlanta, Georgia 30309-3424
(404) 253-8340

Approximate date of commencement of the proposed sale to the public:  As soon as practicable following the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)		Proposed maximum offering price per share/ unit(2)	Proposed maximum aggregate offering price(2)	Registration fee
Common Stock, $3.50 par value	862,500	(3)	$28.53	$24,607,125	$2,897

(1)	In the event of a share split, share dividend or similar transaction involving the common shares, the number of shares registered hereby will automatically be increased pursuant to Rule 416 of the Securities Act to cover the additional common shares required to prevent dilution.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act and based upon the average high and low sales prices of ECB Bancorp, Inc.’s common stock on October 4, 2005, as reported on The Nasdaq Capital Market.
(3)	Includes an aggregate of 112,500 shares that may be issued to cover over-allotments, if any, pursuant to the over-allotment option granted to the underwriter.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus does not offer to sell, or ask for offers to buy, these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED             , 2005

PRELIMINARY PROSPECTUS

750,000 Shares

Common Stock

ECB Bancorp, Inc. is a North Carolina bank holding company headquartered in Engelhard, North Carolina.

We are offering 750,000 shares of our common stock. Our common stock currently is listed on The Nasdaq Capital Market (formerly known as The Nasdaq SmallCap Market) under the trading symbol “ECBE.” We have applied to have our common stock listed on The Nasdaq National Market under the same trading symbol. The last sale of our common stock reported on The Nasdaq Capital Market occurred on October             , 2005, at a price of $             per share.

Investing in our common stock involves risks. You should read the “Risk Factors” section of this prospectus beginning on page 7 before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds to ECB Bancorp, Inc. before expenses	$	$

Neither the Securities and Exchange Commission, nor any state securities commission or other regulatory body, has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not bank deposits, savings accounts or other obligations of our banking subsidiary and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Bank Insurance Fund or any other governmental agency. They will be subject to investment risk, including the possible loss of your entire investment.

We have granted the Underwriter an option for a period of 30 days to purchase up to an aggregate of 112,500 additional shares of our common stock on the same terms as set forth above to cover any over-allotments.

The Underwriter expects to deliver the shares to purchasers on or about             , 2005.

Keefe, Bruyette & Woods

The date of this prospectus is                     , 2005.

WV
MD
DE
Richmond
Virginia
Raleigh
North Carolina
South Carolina
Myrtle Beach
VIRGINIA
ECB Currituck
ECB Hertford
ECB Southern Shores
ECB Nags Head
ECB Columbia
ECB Creswell
ECB Manteo
ECB Williamston
ECB ECB Greenville
ECB Washington
ECB Fairfield
ECB Engelhard*
ECB Swan Quarter
ECB Avon
ECB Hatteras
ECB Ocracoke
ECB New Bern
Morehead City ECB
ECB Wilmington
95
17
12
158
64
264
40
70
ALBEMARLE
Columbia
Creswell
Hertford
WESTERN
Greenville (2)
New Bern
Wilmington
PAMLICO
Engelhard*
Fairfield
Morehead City
Swan Quarter
Washington
Williamston
OUTER BANKS
Avon
Currituck
Hatteras
Manteo
Nags Head
Ocracoke
Southern Shores

*Corporate Headquarters

About this Prospectus

In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We believe the information in this prospectus is materially complete and correct as of the date on the front cover. However, we cannot guarantee that the information will remain correct after that date. For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date.

Neither we, the Underwriter, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary highlights specific information contained elsewhere in this prospectus. However, this summary is not complete and does not contain all of the information you should consider before investing in our common stock, and it is qualified in its entirety by the more detailed information included in this prospectus. To understand this offering fully, you should carefully read this entire prospectus, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections.

In this prospectus the terms “you,” “your” and similar terms refer to the prospective investor reading it. The terms “we,” “us,” “our” and similar terms refer to ECB Bancorp, Inc., and the term “Bank” refers to our bank subsidiary, The East Carolina Bank.

ECB Bancorp, Inc.

We are a bank holding company headquartered in Engelhard, North Carolina. Our subsidiary, The East Carolina Bank, operates 20 banking offices located east of Interstate 95 in the Coastal Plain region of North Carolina, as shown on the map on the inside front cover of this prospectus. Through the Bank we offer a range of lending services to small- to medium-sized businesses and individuals located in our banking markets, including real estate, commercial and consumer loans. We fund our lending services with an array of deposit products, including checking, savings, money market accounts and certificates of deposit. We actively pursue business relationships by utilizing the contacts of our directors, senior management and lending officers, and by capitalizing on our knowledge of and involvement in our local markets. We believe our focus on customer relationships allows us to compete effectively within our markets and provides us a competitive advantage as we expand both within our existing markets and into new markets.

The Bank began operations in 1920. We formed a bank holding company in 1998 to better accommodate our growth strategy. The Bank is a North Carolina-chartered community bank, and substantially all our current executive management team has been in place since 1995. Since we formed our holding company, we have increased the penetration of our historical markets and expanded into new, higher growth markets solely through internal growth and de novo branching. Specifically, from December 31, 1998, to June 30, 2005, we have:

•	increased our total consolidated assets from approximately $211 million to approximately $541 million;

•	increased our total consolidated loans from approximately $133 million to approximately $362 million;

•	increased our total consolidated deposits from approximately $184 million to approximately $456 million; and

•	expanded our branch network from 14 to 20 locations.

At June 30, 2005, we had total consolidated assets of approximately $541 million, total consolidated loans of approximately $362 million, total consolidated deposits of approximately $456 million, and total consolidated shareholders’ equity of approximately $34 million.

Market Areas and Growth Strategy

We currently conduct business through 20 branches in Hyde, Tyrrell, Washington, Dare, Pitt, Beaufort, Craven, Perquimans, Currituck, Martin, Carteret and New Hanover Counties in North Carolina. Our banking markets are located east of Interstate 95 and extend along the Atlantic coast between the Virginia and South Carolina borders. The economy in our primary banking markets is driven by tourism, real estate, construction, manufacturing, agriculture and seafood related industries. According to Environmental Systems Research Institute, Inc., a leading national demographic forecaster, the projected population growth from 2005 to 2010 in our banking markets (deposit-weighted by county) is 7.3% compared to 6.3% for the entire United States. According to data available on the Federal Deposit Insurance Corporation (“FDIC”) website as of June 30, 2004, based on its total deposits the Bank ranked 6th among financial institutions in our banking markets with approximately 5.2% of total market deposits.

North Carolina has experienced significant consolidation of local banks, and we believe many customers in our markets prefer doing business with a local institution because they have become dissatisfied with the service received from larger, regional institutions. We serve small- to medium-sized businesses and consumers in our markets through employees who are relationship oriented and committed to their communities. Our community banking strategy emphasizes responsiveness, flexibility and personalized service. We intend to grow our business, expand our customer base, increase profitability, improve shareholder value, and enhance the communities we serve by focusing on the following objectives:

•	Emphasize Relationship Banking. We believe our customers desire a bank with a “one-on-one” service culture and wish to conduct business face-to-face with someone they know and trust. We compete against other financial institutions by relying on the strength of our customer service, responsiveness, knowledge of local communities, and our relationship banking approach. Our ability to quickly respond to our customers’ needs helps us build customer loyalty and strengthens our relationships with our customers.

•	Grow Market Share in Existing Markets. As larger financial institutions expand by acquiring smaller community oriented banks, we believe community banks focused on personalized service can gain market share by serving customers that larger institutions consider too small to be profitable. Also, banking industry consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have an opportunity to build on our current market share and attract experienced managers, loan officers and customer service personnel. One of the ways we try to increase our market share in our existing banking markets is to upgrade or relocate branches if we believe that will make them more convenient to, and better serve, our customers. For that purpose, we currently are constructing new buildings to replace our existing Southern Shores/Kitty Hawk and Hertford branches.

•	Grow through De Novo Branching and Select Acquisitions. We will actively consider both acquisitions of whole bank franchises or branches and de novo branching in our existing banking markets as well as in contiguous markets in North Carolina, Virginia and South Carolina. We seek expansion opportunities in locations that complement our existing branch network or allow us to enter new markets with favorable growth and demographic characteristics. When we enter new markets, we emphasize securing experienced bankers with local market knowledge. We have identified several sites for possible future de novo branches.

•	Expand Our Product and Services to Meet the Needs of our Customers and Communities. We continually seek to expand our financial products and services to meet our customers’ needs and diversify our revenues. In addition to our core banking business, we offer mortgage banking, brokerage and investment services, and insurance products to our customers through correspondent relationships. We believe that through our personalized service culture, we have significant opportunities to increase the number of our current customers who use these products.

•	Maintain Our Asset Quality. We believe our strong asset quality is the result of a stable economy, conservative underwriting standards, experienced loan officers, and diligent monitoring of our loan portfolio. We continue to review our underwriting standards and regularly analyze the adequacy of our allowance for loan losses. At June 30, 2005, our nonperforming assets were 0.20% of our total assets, our ratio of allowance for loan losses to total loans was 1.23%, and, year-to-date, our annualized ratio of net charge-offs to average loans was 0.02%.

•	Improve Our Core Profitability. We intend to manage our growth profitably. Our annualized return on average equity for the first six months of 2005 was 13.65%. We believe that as we grow we will be able to take advantage of economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network, technology, infrastructure and employees can support a much larger organization. As we leverage these capital investments, increases in our expense base going forward should be lower than our proportional increase in assets and revenues. Over time, this should lead to improved profitability.

Recent Developments

During July 2005, we entered into an agreement to sell our portfolio of credit card accounts (totaling approximately $3.0 million on June 30, 2005) to another lender. We expect to complete that sale during October 2005. Following the sale, we will make credit card services available to our customers through a correspondent relationship.

We have applied to have our common stock listed on The Nasdaq National Market under the trading symbol “ECBE.” However, we cannot assure you that our listing application will be approved.

Corporate Information

Our headquarters are located at 35050 Highway 264 in Engelhard, North Carolina 27824, and our telephone number at that address is (252) 925-9411. We maintain a website at www.ecbbancorp.com. Information on the website is not incorporated by reference and is not part of this prospectus.

The Offering

Common stock offered	750,000 shares (862,500 shares if the Underwriter exercises its over-allotment option in full)

Common stock outstanding after this offering(1)	2,790,042 shares (2,902,542 shares if the Underwriter exercises its over-allotment option in full)

Net Proceeds

The net proceeds of this offering will be approximately $             million (after deducting underwriting discounts and commissions and offering expenses payable by us) assuming a public offering price of $             per share (based on the closing price of our common stock on The Nasdaq Capital Market on October     , 2005). The amount of net proceeds will be higher if the Underwriter exercises its over-allotment option. (See “Use of Proceeds” on page 16.)

Use of Proceeds

We intend to contribute substantially all net proceeds we receive from this offering to the Bank to provide it with capital to support growth in its loans and deposits. We will use any portion of the net proceeds we retain for general corporate purposes. (See “Use of Proceeds” on page 16.)

Dividend Policy

We historically have paid cash dividends. We declared a cash dividend for the quarter ended September 30, 2005, of $0.16 per share of common stock, or $0.64 per share on an annualized basis. We intend to continue paying dividends, but our payment of dividends in the future will depend on a number of factors. We cannot assure you that we will continue to pay dividends or that the amount of dividends we pay will not be reduced in the future. (See “Price Range of Our Common Stock and Dividend Information” on page 18.)

Nasdaq Capital Market symbol

Our common stock currently is listed on The Nasdaq Capital Market (which, until September 27, 2005, was known as The Nasdaq SmallCap Market) under the trading symbol “ECBE.” We have applied to have our common stock listed on The Nasdaq National Market under the same trading symbol. (See “Price Range of Our Common Stock and Dividend Information” on page 18.)

Risk Factors

In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors” on page 7. You should carefully review and consider those risks before you purchase any shares.

(1)	The number of outstanding shares after this offering is based on the number of shares outstanding on September 30, 2005. It excludes 43,389 shares we may issue in the future at a weighted-average exercise price of $19.04 per share if outstanding stock options granted under our stock option plan are exercised.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table contains summary historical consolidated financial data from our consolidated financial statements. You should read it in conjunction with our audited year end and unaudited interim consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, and at and for the six months ended June 30, 2005 and 2004, is derived from our audited year end and unaudited interim consolidated financial statements and related notes for those respective periods. The information at and for the six months ended June 30, 2005 and 2004 has not been audited but, in the opinion of our management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our consolidated financial condition and results of operations on those dates and for those periods. Our results of operations for the six months ended June 30, 2005 do not necessarily indicate or predict what our results will be for the remainder of 2005 or for any other period.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$8,999	$8,022	$16,822	$15,230	$14,036	$12,121	$11,675
Provision for loan losses	190	400	804	638	640	439	242
Noninterest income	2,826	3,325	4,802	5,464	4,471	3,428	2,264
Noninterest expense	8,535	7,827	15,515	14,451	12,974	11,616	10,394
Provision for income taxes	883	925	2,025	1,700	1,404	925	935
Net income	2,218	2,196	3,280	3,906	3,488	2,569	2,367

Per Share Data and Shares Outstanding:
Basic net income(1)	$1.10	$1.09	$1.63	$1.93	$1.70	$1.25	$1.13
Diluted net income(1)	1.08	1.07	1.60	1.91	1.69	1.24	1.13
Cash dividends declared	0.32	0.285	0.57	0.50	0.40	0.36	0.33
Book value at period end	16.49	14.54	15.74	15.04	14.53	12.36	11.55
Weighted-average number of common shares outstanding:
Basic	2,014,861	2,018,506	2,016,680	2,022,264	2,052,603	2,059,999	2,098,490
Diluted	2,045,074	2,044,550	2,044,201	2,045,263	2,064,930	2,064,690	2,101,488
Shares outstanding at period end	2,040,042	2,038,242	2,038,242	2,037,929	2,040,016	2,065,891	2,073,081

Balance Sheet Data:
Total assets	$541,136	$489,242	$501,890	$434,964	$386,305	$311,496	$268,388
Loans receivable	361,665	315,127	329,530	281,581	227,883	188,861	172,966
Allowance for loan losses	4,449	3,926	4,300	3,550	3,150	2,850	2,800
Other interest-earning assets	117,106	119,144	114,268	102,921	123,745	90,114	67,385
Total deposits	455,622	404,097	411,133	352,934	301,261	268,467	236,241
Borrowings	46,709	51,868	54,317	47,609	52,221	15,119	5,678
Shareholders’ equity	33,637	29,640	32,077	30,642	29,638	25,526	23,943

Selected Performance Ratios:
Return on average assets(2)	0.87%	0.94%	0.68%	0.95%	1.05%	0.90%	0.95%
Return on average shareholders’ equity(2)	13.65	14.22	10.11	12.97	12.77	10.26	10.41
Net interest margin(2)(3)	4.11	3.97	4.04	4.26	4.80	4.80	5.29
Efficiency ratio(4)	69.71	66.76	69.38	67.86	67.95	72.84	72.79

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
	(Dollars in thousands, except per share data)
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.28%	0.01%	0.03%	0.07%	0.18%	0.11%	0.11%
Allowance for loan losses to period-end loans	1.23	1.25	1.30	1.26	1.38	1.51	1.62
Allowance for loan losses to nonperforming loans	433.07	3,975.37	4,174.76	1,868.42	764.56	1,338.03	1,443.30
Nonperforming assets to total assets(5)	0.20	0.02	0.03	0.10	0.11	0.16	0.09
Net loan charge-offs to average loans outstanding(2)	0.02	0.02	0.02	0.09	0.17	0.21	0.09

Capital Ratios:
Equity-to-assets ratio(6)	6.22%	6.06%	6.39%	7.04%	7.67%	8.19%	8.92%
Leverage Capital Ratio(7)	8.50	8.93	8.43	9.31	9.97	8.41	9.24
Tier 1 Capital Ratio(7)	10.38	11.45	10.86	11.41	12.92	10.45	12.49
Total Capital Ratio(7)	11.43	12.49	11.96	12.52	14.69	11.64	13.75

(1)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.

(2)	Ratios for the six-month periods ended June 30, 2005 and 2004 are presented on an annualized basis.

(3)	Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.

(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income, both as calculated on a fully taxable-equivalent basis.

(5)	Nonperforming assets consist of the aggregate amount of any non-accruing loans, restructured loans and foreclosed assets on each date.

(6)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.

(7)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 70 and “—Prompt Corrective Action” on page 71.

RISK FACTORS

An investment in shares of our common stock involves risks. The following summary describes factors we believe are material risks you should be aware of in arriving at an investment decision. Our discussions of these risks include forward-looking statements, and our actual results may differ substantially from results described in the forward-looking statements. In addition to the risks described below and investment risks that apply in the case of any financial institution, our business, financial condition and operating results could be harmed by other risks, including risks we have not yet identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should carefully consider all these factors and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to purchase any of our common stock.

Risks Related to Our Business

Our business strategy includes the continuation of our growth plans, and our financial condition and operating results could be negatively affected if we fail to grow or fail to manage our growth effectively.

We intend to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise, and we plan to use the additional capital from this offering to support our continued growth. We have opened three de novo branch offices since May 2003. Consistent with our business strategy, and to sustain our growth, in the future we may establish other de novo branches or acquire other financial institutions or their branch offices.

Our business prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies that are experiencing growth. We cannot assure you we will be able to expand our market presence in our existing markets or successfully enter new markets, or that expansion will not adversely affect our operating results. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or operating results, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated, or declines, our operating results could be materially affected in an adverse way.

Our ability to successfully grow will depend on a variety of factors, including continued availability of desirable business opportunities and the competitive response from other financial institutions. Due to personnel and fixed asset costs of de novo branching, any new branch offices we establish may operate at a loss until we can establish a sufficient base of business to operate profitably. Also, in establishing a new office in a new market, we likely would be faced with competitors with greater knowledge of that local market. Although we believe we have management resources and internal systems in place to successfully manage our future growth, we will need to hire and rely on well-trained local managers who have local affiliations and to whom we may need to give significant autonomy. We cannot assure you that any de novo or other branch office we establish or acquire will not, for some period of time, operate at a loss and have an adverse effect on our earnings, that we will be able to hire managers who can successfully operate any new branch offices, or that we will become an effective competitor in any new banking market.

Our business depends on the condition of the local and regional economies where we operate.

We currently have offices only in eastern North Carolina. Consistent with our community banking philosophy, a majority of our customers are located in and do business in that region, and we lend a substantial portion of our capital and deposits to commercial and consumer borrowers in our local banking markets. Therefore, our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. The local economies of the coastal communities in our banking markets are heavily dependent on the tourism industry. If the economies of our banking markets are adversely affected by a general economic downturn or by other specific events or trends, including a significant decline in the tourism industry in our coastal communities, the resulting economic impact could have a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies. And, we cannot assure you that we will benefit from any market growth or favorable economic conditions in our banking markets even if they do occur.

Any adverse market or economic conditions in North Carolina, particularly in the real estate, agricultural, seafood or tourism industries, may disproportionately increase the risk our borrowers will be unable to make their loan payments. Also, the market value of real estate securing our loans could be adversely affected by unfavorable changes in market and economic conditions. On June 30, 2005, approximately 74.8% of the total dollar amount of our loan portfolio was secured by liens on real estate, with approximately 5.3% of our portfolio representing home equity lines of credit. Our management believes that, in the case of many of those loans, the real estate collateral is not being relied upon as the primary source of repayment, and those relatively high percentages reflect, at least in part, our policy to take real estate whenever possible as primary or additional collateral rather than other types of collateral. However, any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in North Carolina could adversely affect the value of our assets, revenues, operating results and financial condition.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or operating results.

The economy of North Carolina’s coastal region is affected by adverse weather events, particularly hurricanes. Our banking markets lie primarily in coastal communities, and we cannot predict whether or to what extent damage caused by future hurricanes will affect our operations, our customers or the economies in our banking markets. However, weather events could cause a decline in loan originations, destruction or decline in the value of properties securing our loans, or an increase in the risks of delinquencies, foreclosures and loan losses.

Future expansion involves risks.

In the future we may acquire other financial institutions or parts of those institutions, and we may establish de novo branch offices. Although we currently have no agreements or understandings for any acquisition, we will evaluate opportunities to establish or acquire branches that complement or expand our business. Acquisitions and mergers involve a number of risks, including the risk that:

•	we may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers, and opening new offices;

•	our estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•	there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

•	we may not be able to finance an acquisition, or the financing we obtain may have an adverse effect on our operating results or dilution to our existing shareholders;

•	our management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from our existing business;

•	we may enter new markets where we lack local experience;

•	we may introduce new products and services we are not equipped to manage;

•	we may incur goodwill in connection with an acquisition, or the goodwill we incur may become impaired, which results in adverse short-term effects on our operating results; or

•	we may lose key employees and customers.

We cannot assure you that we will have opportunities to acquire or establish any new branches, or that we will be able to negotiate, finance or complete any acquisitions available to us. We may incur substantial costs in expanding, and we cannot assure you that any expansion will benefit us, or that we will be able to successfully integrate any banking offices that we acquire into our operations or retain the deposit and loan customers of those offices. Additionally, we may experience disruption and incur unexpected expenses in branch acquisitions we complete, which may have a material adverse effect on our business, operating results or financial condition. Also, we may issue equity securities, including common stock and securities convertible into shares of our common stock, in connection with acquisitions, which could cause ownership and economic dilution to you.

Our increasing volume of loans makes loan quality more difficult to control. Increased loan losses could affect the value of our common stock.

While growth in earning assets is desirable in a community bank, it can have adverse consequences if it is not well managed. For example, rapid increases in our loans could cause future loan losses if we cannot properly underwrite increasing volumes of loans as they are made and adequately monitor a larger loan portfolio to detect and deal with loan problems as they occur. Our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and expand into new markets as appropriate opportunities arise. Because collection problems with some loans often do not arise until those loans have been in existence for some period of time, we cannot assure you that we will not have future problems collecting loans that now are performing according to their terms.

An inadequate loan loss allowance would reduce our earnings and could adversely affect the value of our common stock.

We use underwriting procedures and criteria we believe minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios, and we cannot assure you that all our borrowers will repay their loans. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control. These factors include, among other things, changes in market, economic, business or personal conditions, or other events (including changes in market interest rates), that affect our borrowers’ abilities to repay their loans and the value of properties that collateralize loans.

We maintain an allowance for loan losses based on our current judgments about the credit quality of our loan portfolio. On June 30, 2005, our allowance totaled 1.23% of our total loans and approximately 433% of our nonperforming loans. In determining the amount of the allowance, our management and Board of Directors consider relevant internal and external factors that affect loan collectibility. However, if delinquency levels increase or we incur higher than expected loan losses in the future, we cannot assure you that our allowance will be adequate to cover resulting losses. Charging future loan losses against the allowance may require us to increase our provision to the allowance, which would reduce our net income. So, without regard to the adequacy of our allowance, loan losses could have an adverse effect on our operating results and, depending on the magnitude of those losses, that effect could be material.

Building market share through our de novo branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in eastern North Carolina through our de novo branching strategy, and we have identified several sites for possible future de novo branches. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year. Therefore, any new branches we open can be expected to negatively affect our operating results until those branches reach a size at which they become profitable. Our expenses also could be increased if there are delays in opening any new branches. Finally, we cannot assure you that any new branches we open will be successful, even after they have become established.

Our recent results may not be indicative of our future results.

We may not be able to sustain our historical rate of growth or even grow our business at all. Also, our recent and rapid growth may distort some of our historical financial ratios and statistics. In the future, we may not have the benefit of several recently favorable factors, such as a generally stable interest rate environment, a strong residential mortgage market, or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition also may impede or restrict our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our operating results and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

We may need to raise additional capital in the future in order to continue to grow, but that capital may not be available when it is needed.

Federal and state banking regulators require us to maintain adequate levels of capital to support our operations. On June 30, 2005, our three capital ratios were well above “well capitalized” levels under bank regulatory guidelines. However, our business strategy calls for us to continue to grow in our existing banking markets (internally and through additional offices) and to expand into new markets as appropriate opportunities arise. Growth in our earning assets resulting from internal expansion and new branch offices, at rates in excess of the rate at which our capital is increased through retained earnings, will reduce our capital ratios unless we continue to increase our capital. If our capital ratios fell below “well capitalized” levels, our FDIC deposit insurance assessment rate would increase until we restored and maintained our capital at a “well capitalized” level. A higher assessment rate would cause an increase in the assessments we pay the FDIC for deposit insurance, which would adversely affect our operating results.

We expect our capital following this offering will satisfy our capital requirements for the foreseeable future. However, at some point we may need to raise even more capital to fund additional growth or satisfy regulatory requirements. Our ability to raise additional capital in the future will depend on conditions at that time in the capital markets which are outside our control, and on our financial performance. We cannot assure you that we will be able to raise additional capital on terms favorable to us or at all. If we cannot raise additional capital when needed, our ability to expand our operations through internal growth and acquisitions could be materially impaired.

Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.

Changes in interest rates can have different effects on various aspects of our business, particularly our net interest income. Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity “gap”) between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, and we cannot assure you we will be able to manage our gap position in a manner that will allow us to remain profitable.

On June 30, 2005, we had a negative one-year cumulative interest sensitivity gap ratio of 14.7%. That means that, during a one-year period, our interest-bearing liabilities generally would be expected to reprice at a faster rate than our interest-earning assets. A rising rate environment within that one-year period generally would have a negative effect on our earnings, while a falling rate environment generally would have a positive effect on our earnings. In our one-year cumulative interest sensitivity gap analysis, our savings, NOW and Money Market accounts, which totalled approximately $119.8 million at June 30, 2005, were treated as repricing immediately since those accounts do not have fixed terms and their rates could be changed weekly. However, our historical experience has shown that changes in market interest rates have little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were treated as non-rate sensitive in our gap analysis, our rate sensitive liabilities would be more closely matched to our rate sensitive assets during the one-year period.

If our historical experience with the relative insensitivity of these deposits to changes in market interest rates does not continue in the future and we experience more rapid repricing of interest-bearing liabilities than interest-earning assets in the near term rising interest rate environment, our net interest margin and net income may decline.

Our reliance on time deposits, including out-of-market certificates of deposit, as a source of funds for loans and our other liquidity needs could have an adverse effect on our operating results.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has exceeded the rate at which we have been able to build core deposits (particularly with respect to our new Wilmington branch), so we have relied heavily on time deposits, including out-of-market certificates of deposit, as a source of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those time deposits when they mature, or we may have to pay a higher rate of interest to attract or keep them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits or to keep or replace them as they mature would adversely affect our liquidity. Paying higher deposit rates to attract, keep or replace those deposits could have a negative effect on our interest margin and operating results.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

Commercial banking in our banking markets and in North Carolina as a whole is extremely competitive. We compete against commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our market areas and elsewhere. We compete with these institutions in attracting deposits and in making loans, and we have to attract our customer base from other existing financial institutions and from new residents. Our larger competitors have greater resources, broader geographic markets, and higher lending limits than we do, and they can offer more products and services and better afford and more effectively use media advertising, support services and electronic technology than we can. While we believe we compete effectively with other financial institutions, we may face a competitive disadvantage as a result of our size, lack of geographic diversification and inability to spread marketing costs across a broader market. Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts and greater flexibility and responsiveness in working with local customers, we cannot assure you that we will continue to be an effective competitor in our banking markets.

We are subject to extensive regulation that could limit or restrict our activities and adversely affect our earnings.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We also are subject to capital guidelines established by our regulators which require us to maintain adequate capital to support our growth. Many of these regulations are intended to protect depositors, the public and the FDIC’s Bank Insurance Fund rather than shareholders.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations issued by the Securities and Exchange Commission and The Nasdaq Stock Market, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices, including the costs of completing our audit and maintaining our internal controls.

The laws and regulations that apply to us could change at any time, and we cannot predict the effects of those changes on our business and profitability. Government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, and our cost of compliance could adversely affect our earnings.

Our management beneficially owns a substantial percentage of our common stock, so our directors and executive officers can significantly affect voting results on matters voted on by our shareholders.

On September 30, 2005, our current directors and executive officers, as a group, beneficially owned an aggregate of 711,821 shares (or 34.56%) of our outstanding common stock (including 19,892 shares that they could purchase under currently exercisable stock options). Some of our directors and officers may purchase additional shares in this offering. Because of their voting rights, in matters put to a vote of our shareholders it could be difficult for any group of our other shareholders to defeat a proposal favored by our management (including the election of one or more of our directors) or to approve a proposal opposed by management.

We depend on the services of our current management team.

Our operating results and our ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our current executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We have an experienced management team that our Board of Directors believes is capable of managing and growing the Bank. However, changes in key personnel and their responsibilities may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

Our profitability could be adversely affected if we cannot promptly deploy the capital raised in this offering.

We may not be able to immediately deploy all of the capital raised in this offering. Investing the offering proceeds in securities until we are able to deploy the proceeds will provide lower margins than we generally earn on loans, potentially adversely affecting shareholder returns, including earnings per share, return on assets, and return on equity.

We may need to invest in new technology to compete effectively, and that could have a negative effect on our operating results and the value of our common stock.

The market for financial services, including banking services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation and Internet-based banking. We depend on third-party vendors for portions of our data processing services. In addition to our ability to finance the purchase of those services and integrate them into our operations, our ability to offer new technology-based services depends on our vendors’ abilities to provide and support those services. Future advances in technology may require us to incur substantial expenses that adversely affect our operating results, and our small size and limited resources may make it impractical or impossible for us to keep pace with our larger competitors. Our ability to compete successfully in our banking markets may depend on the extent to which we and our vendors are able to offer new technology-based services and on our ability to integrate technological advances into our operations.

Risks Related to an Investment in Our Common Stock

Future capital needs could result in dilution of your investment.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our stock in this offering and may dilute the per share book value of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock has been listed on The Nasdaq Capital Market since November 1998, and we have applied to have our stock listed on The Nasdaq National Market. However, our common stock is thinly traded. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance.

We cannot predict what effect future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. So, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately 2,790,042 shares of common stock outstanding (or 2,907,542 shares of common stock outstanding if the Underwriter exercises its over-allotment option in full).

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the offering is completed. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

We have broad discretion as to how we spend or apply the net proceeds of this offering. Our failure to effectively use these proceeds could adversely affect our ability to earn profits.

The net proceeds we receive from this offering will become a part of our general funds and will serve primarily as additional capital to support continued growth in our earning assets and deposits. We likely will spend portions of the net proceeds in the future for various general corporate purposes, and those purposes could include the financing of possible de novo branches, acquisitions of other financial institutions or their branch offices, and the continued expansion and upgrade of our products, systems, operations and facilities. We have not allocated specific amounts of the net proceeds to specific purposes, and we will have significant flexibility in applying net proceeds. Our failure to apply these funds effectively could reduce our profitability.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Also, our only source of funds with which to pay dividends to our shareholders is dividends we receive from the Bank, and the Bank’s ability to pay dividends to us is limited by its own obligations to maintain sufficient capital and regulatory restrictions. If these regulatory requirements are not satisfied, we will be unable to pay dividends on our common stock.

Holders of our junior subordinated debentures have rights that are senior to those of our common stockholders.

We have supported our continued growth by issuing trust preferred securities from a special purpose trust and accompanying junior subordinated debentures. At June 30, 2005, we had outstanding trust preferred securities totaling $10.0 million. We unconditionally guaranteed payment of principal and interest on the trust preferred securities. Also, the junior subordinated debentures we issued to the special purpose trust that relate to those trust preferred securities are senior to our common stock. So, we must make payments on the junior subordinated debentures before we can pay any dividends on our common stock. In the event of our bankruptcy, dissolution or liquidation, holders of our junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We do have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, but during that time we would not be able to pay dividends on our common stock.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include statements about our profitability, liquidity, allowance for loan losses, nonperforming loans, interest rate sensitivity, market risk, ability to compete in our markets, business strategies, and other such statements that are not historical facts. They usually will contain qualifying words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “plan,” “project,” “likely,” “estimate,” “continue,” “could,” “would,” “should,” or similar terms, or the negative or other variations of those terms. We have based those forward-looking statements on our current expectations and projections about future events, but we do not guarantee our future performance described in the statements or that the facts or events described in the statements actually will happen. Our actual performance, or any of those events or facts, may never occur or be realized, or they may be materially different from, or occur in a way substantially different from, the results, facts or events indicated by the forward-looking statements. Those statements involve a number of risks and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” on page 7. Other factors that could influence the accuracy of those forward-looking statements include, among other things:

•	customer acceptance of our services, products and fee structure;

•	the financial success or changing strategies of our customers;

•	the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	weather and similar conditions (particularly the effect of hurricanes on our customers and the coastal communities in which we do business);

•	actions of government regulators;

•	the level of market interest rates;

•	general economic conditions; and

•	other developments or changes in our business we do not expect.

We have no obligation to publicly update or otherwise revise any of the forward-looking statements as a result of any new information, future events or otherwise.

USE OF PROCEEDS

Assuming a public offering price of $            per share (based on the closing price of our common stock on The Nasdaq Capital Market on                     , 2005), the following table shows the calculation of our estimated net proceeds from the sale of 750,000 shares of our common stock in this offering.

Gross proceeds from offering	$
Less: Underwriting discounts and commissions
Estimated expenses of offering
Net proceeds to us	$

If the Underwriter’s over-allotment option is exercised in full, we estimate that the net proceeds to us will be approximately $            .

The net proceeds of this offering will qualify as Tier 1 capital on our books and become part of our general funds.

We intend to contribute substantially all net proceeds we receive from this offering to the Bank to provide it with capital to support growth in its loans and deposits. We will use any portion of the net proceeds we retain for general corporate purposes.

Until we apply or spend the net proceeds for any specific purpose, we will invest them temporarily in liquid, short-term securities. The precise amounts and timing of our use of the net proceeds will depend on market conditions, the availability of other funds, and other factors. From time to time, we may decide to raise additional capital as we determine to be appropriate based on our needs and prevailing market conditions. Any additional capital financings may include the sale of additional shares of our common stock or other securities.

CAPITALIZATION

The following table reflects our unaudited capitalization and capital ratios as of June 30, 2005, and our unaudited pro forma adjusted capitalization and capital ratios on the same date as if this offering had been completed on that date. The information in the table assumes that:

•	net proceeds from this offering are approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the Underwriter’s over-allotment option is not exercised.

You should read this table with our audited financial statements and unaudited interim financial statements, including the related financial statement footnotes, that begin on page F-1 of this prospectus.

	At June 30, 2005
	Actual	As adjusted(1)
	(Unaudited)
Long-term debt(2):
Junior subordinated debentures(3)	$10,000,000		$10,000,000

Shareholders’ equity:
Common stock, $3.50 par value; 10,000,000 shares authorized; 2,040,042 shares outstanding at June 30, 2005 shares outstanding as adjusted	$7,140,148	$
Capital surplus	5,407,703
Retained earnings	21,741,141		21,741,141
Deferred compensation—restricted stock	(312,059)		(312,059)
Accumulated other comprehensive loss	(340,203)		(340,203)

Total shareholders’ equity	$33,636,730	$

Total capitalization(4):	$43,636,730	$

Book value per share	$16.49	$

Capital Ratios(5):
Leverage Capital Ratio	8.50%		%
Tier 1 Capital Ratio	10.38
Total Capital Ratio	11.43

(1)	If the Underwriter exercises its over-allotment option in full, 112,500 additional shares of common stock would be sold, resulting in additional net proceeds of approximately $ .

(2)	Includes only long-term debt that is included in our capital under regulatory capital guidelines.

(3)	Consists of junior subordinated debentures related to trust preferred securities issued during 2002.

(4)	Includes total shareholders’ equity and junior subordinated debentures related to our trust preferred securities.

(5)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 70 and “—Prompt Corrective Action” on page 71.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock currently is listed on The Nasdaq Capital Market under the trading symbol “ECBE.” We have applied to have our common stock listed on The Nasdaq National Market under the same trading symbol. However, we cannot assure you that our listing application will be approved.

The following table lists the high and low sales prices for our common stock as reported by The Nasdaq Stock Market for the periods indicated. Prices in the table reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

	Sales price range				Cash dividends declared per share
Quarter	High		Low
2005 Fourth (through October )	$		$		$—
Third		31.89		28.25	0.1600
Second		30.61		27.00	0.1600
First		31.92		29.25	0.1600
2004 Fourth		30.50		28.00	0.1425
Third		30.00		27.00	0.1425
Second		31.95		27.50	0.1425
First		32.99		27.00	0.1425
2003 Fourth		28.75		22.75	0.1250
Third		24.00		21.77	0.1250
Second		23.50		19.12	0.1250
First		21.73		16.30	0.1250

The last sale of our common stock reported on The Nasdaq Capital Market occurred on October     , 2005, at a price of $             per share. On September 30, 2005, there were 686 record holders of our common stock and approximately 500 holders whose shares were in street name.

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. We have paid cash dividends since we were incorporated during 1998, and we intend to continue to pay dividends on a quarterly basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of its paid-in capital stock, the Bank’s directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock. The Bank’s ability to pay dividends to us is subject to other regulatory restrictions. (See “Supervision and Regulation—Payment of Dividends” on page 69, and “Description of Our Capital Stock—Dividends” on page 83.)

In the future, our ability to declare and pay cash dividends will be subject to evaluation by our Board of Directors of our and the Bank’s operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations, and we cannot assure you that we will continue to pay cash dividends on any particular schedule or that we will not reduce the amount of dividends we pay in the future.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains summary historical consolidated financial information from our consolidated financial statements. You should read it in conjunction with our audited year end and unaudited interim consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are included elsewhere in this prospectus. Except for the data under “Selected Performance Ratios,” “Asset Quality Ratios,” and “Capital Ratios,” the information at and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, and at and for the six months ended June 30, 2005 and 2004, is derived from our audited year end and unaudited interim consolidated financial statements and related notes for those respective periods. The information at and for the six months ended June 30, 2005 and 2004 has not been audited but, in the opinion of our management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our consolidated financial condition and results of operations on those dates and for those periods. Our results of operations for the six months ended June 30, 2005 do not necessarily indicate or predict what our results will be for the remainder of 2005 or for any other period.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$8,999	$8,022	$16,822	$15,230	$14,036	$12,121	$11,675
Provision for loan losses	190	400	804	638	640	439	242
Noninterest income	2,826	3,325	4,802	5,464	4,471	3,428	2,264
Noninterest expense	8,535	7,827	15,515	14,451	12,974	11,616	10,394
Provision for income taxes	883	925	2,025	1,700	1,404	925	935
Net income	2,218	2,196	3,280	3,906	3,488	2,569	2,367

Per share data and shares outstanding:
Basic net income(1)	$1.10	$1.09	$1.63	$1.93	$1.70	$1.25	$1.13
Diluted net income(1)	1.08	1.07	1.60	1.91	1.69	1.24	1.13
Cash dividends declared	0.32	0.285	0.57	0.50	0.40	0.36	0.33
Book value at period end	16.49	14.54	15.74	15.04	14.53	12.36	11.55
Weighted-average number of common shares outstanding:
Basic	2,014,861	2,018,506	2,016,680	2,022,264	2,052,603	2,059,999	2,098,490
Diluted	2,045,074	2,044,550	2,044,201	2,045,263	2,064,930	2,064,690	2,101,488
Shares outstanding at period end	2,040,042	2,038,242	2,038,242	2,037,929	2,040,016,	2,065,891	2,073,081

Balance sheet data:
Total assets	$541,136	$489,242	$501,890	$434,964	$386,305	$311,496	$268,388
Loans receivable	361,665	315,127	329,530	281,581	227,883	188,861	172,966
Allowance for loan losses	4,449	3,926	4,300	3,550	3,150	2,850	2,800
Other interest-earning assets	117,106	119,144	114,268	102,921	123,745	90,114	67,385
Total deposits	455,622	404,097	411,133	352,934	301,261	268,467	236,241
Borrowings	46,709	51,868	54,317	47,609	52,221	15,119	5,678
Shareholders’ equity	33,637	29,640	32,077	30,642	29,638	25,526	23,943

Selected performance ratios:
Return on average assets(2)	0.87%	0.94%	0.68%	0.95%	1.05%	0.90%	0.95%
Return on average shareholders’ equity(2)	13.65	14.22	10.11	12.97	12.77	10.26	10.41
Net interest margin(2)(3)	4.11	3.97	4.04	4.26	4.80	4.80	5.29
Efficiency ratio(4)	69.71	66.76	69.38	67.86	67.95	72.84	72.79

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)
	(Dollars in thousands, except per share data)
Asset quality ratios:
Nonperforming loans to period-end loans	0.28%	0.01%	0.03%	0.07%	0.18%	0.11%	0.11%
Allowance for loan losses to period-end loans	1.23	1.25	1.30	1.26	1.38	1.51	1.62
Allowance for loan losses to nonperforming loans	433.07	3,975.37	4,174.76	1,868.42	764.56	1,338.03	1,443.30
Nonperforming assets to total assets(5)	0.20	0.02	0.03	0.10	0.11	0.16	0.09
Net loan charge-offs to average loans outstanding(2)	0.02	0.02	0.02	0.09	0.17	0.21	0.09

Capital ratios:
Equity-to-assets ratio(6)	6.22%	6.06%	6.39%	7.04%	7.67%	8.19%	8.92%
Leverage Capital Ratio(7)	8.50	8.93	8.43	9.31	9.97	8.41	9.24
Tier 1 Capital Ratio(7)	10.38	11.45	10.86	11.41	12.92	10.45	12.49
Total Capital Ratio(7)	11.43	12.49	11.96	12.52	14.69	11.64	13.75

(1)	Per share amounts are computed based on the weighted-average number of shares outstanding during each period.

(2)	Ratios for the six-month periods ended June 30, 2005 and 2004, are presented on an annualized basis.

(3)	Net interest margin is net interest income divided by average interest earning assets, net of allowance for loan losses.

(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income, both as calculated on a fully taxable-equivalent basis.

(5)	Nonperforming assets consist of the aggregate amount of any non-accruing loans, restructured loans and foreclosed assets on each date.

(6)	Equity-to-assets ratios are computed based on total shareholders’ equity and total assets at each period end.

(7)	These ratios are described under the captions “Supervision and Regulation—Capital Adequacy” on page 70 and “—Prompt Corrective Action” on page 71.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section presents management’s discussion and analysis of our financial condition and results of operations. You should read the discussion in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those described in these forward-looking statements as a result of various factors, including those discussed under the caption “Risk Factors” beginning on page 7 and “Cautionary Note About Forward-Looking Statements” on page 15. This discussion is intended to assist in understanding our financial condition and results of operations. The data presented for the three and six-month periods ended June 30, 2005 and 2004 are derived from our unaudited interim financial statements and include, in our management’s opinion, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods.

Executive Summary

ECB Bancorp, Inc. is a bank holding company headquartered in Engelhard, North Carolina. Our wholly-owned subsidiary, The East Carolina Bank (the “Bank”) is a state-chartered community bank which was founded in 1919. For the purpose of this discussion, “we,” “us” and “our” refers to the Bank and the bank holding company as a single, consolidated entity unless the context otherwise indicates.

As of June 30, 2005, we had consolidated assets of approximately $541.1 million, total loans of approximately $361.7 million, total deposits of approximately $455.6 million and shareholders’ equity of approximately $33.6 million. For the three months ended June 30, 2005, we had net income of $1.3 million or $0.63 basic and $0.62 diluted earnings per share, compared to net income of $1.2 million, or $0.61 basic and $0.60 diluted earnings per share for the three months ended June 30, 2004. For the six months ended June 30, 2005, we had net income of $2.2 million or $1.10 basic and $1.08 diluted earnings per share, compared to net income of $2.2 million or $1.09 basic and $1.07 diluted earnings per share for the six months ended June 30, 2004.

During the first and second quarters of 2004, we recorded non-recurring, after-tax gains of approximately $195 thousand and $49 thousand, respectively. The first quarter gain was related to insurance proceeds for property damage sustained during Hurricane Isabel in September 2003, and the second quarter gain was an insurance recovery related to a wire transfer fraud. Absent the non-recurring gains, our net income for the three months ended June 30, 2004, would have been approximately $1.2 million or $0.58 per basic share and $0.57 per diluted share, and our net income for the six months ended June 30, 2004, would have been approximately $1.9 million or $0.96 per basic share and $0.95 per diluted share.

As of December 31, 2004, we had consolidated assets of approximately $501.9 million, total loans of approximately $329.5 million, total deposits of approximately $411.1 million and shareholders’ equity of approximately $32.1 million. In 2004, our net income, including the non-recurring gains described above, was $3.3 million or $1.63 basic and $1.60 diluted earnings per share.

Critical Accounting Policies

Our significant accounting policies are set forth in Note 1 to our audited consolidated financial statements included in this prospectus. Of these significant accounting policies, we consider our policy regarding the allowance for loan losses to be our most critical accounting policy, because it requires management’s most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and, therefore, the provision for loan losses and results of operations. We have developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to our loan portfolio. Our assessments may be impacted in future periods by changes in economic conditions, the results of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management. For additional discussion concerning our allowance for loan losses and related matters, see “—Asset Quality” on page 30 and “—Allowance for Loan Losses” on page 47.

THREE AND SIX MONTHS ENDED JUNE 30, 2005

Results of Operations

The following table summarizes components of income and expense and the changes in those components for the three- and six-month periods ended June 30, 2005 as compared to the same periods in 2004.

Condensed Consolidated Statements of Income

	For the Three Months Ended June 30, 2005	Changes from the Prior Year		For the Six Months Ended June 30, 2005	Changes from the Prior Year

		Amount	%		Amount	%
	(Dollars in thousands)
Gross interest income	$6,841	$1,334	24.2	$13,082	$2,378	22.2
Gross interest expense	2,216	821	58.9	4,083	1,401	52.2

Net interest income	4,625	513	12.5	8,999	977	12.2
Provision for loan losses	90	(160)	(64.0)	190	(210)	(52.5)

Net interest income after provision for loan losses	4,535	673	17.4	8,809	1,187	15.6
Noninterest income	1,618	(202)	(11.1)	2,826	(500)	(15.0)
Noninterest expense	4,369	434	11.0	8,535	707	9.0

Income before income taxes	1,784	38	2.1	3,100	(20)	(0.7)
Income tax provision	519	(6)	(1.2)	883	(42)	(4.6)

Net income	$1,265	$44	3.5	$2,218	$22	1.0

Net Interest Income

Net interest income (the difference between the interest earned on assets, such as loans and investment securities and the interest paid on liabilities, such as deposits and other borrowings) is our primary source of operating income. Net interest income for the three months ended June 30, 2005 was $4.6 million, an increase of $513 thousand or 12.5% when compared to net interest income of $4.1 million for three months ended June 30, 2004. For the six months ended June 30, 2005, net interest income was $9.0 million, an increase of $977 thousand or 12.2% when compared to net interest income of $8.0 million for the period in 2004.

The level of net interest income is determined primarily by the average balances (volume) of interest-earning assets and the various rate spreads between our interest-earning assets and our interest-bearing liabilities. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, increases or decreases in the average interest rates earned and paid on such assets and liabilities, the ability to manage the interest-earning asset portfolio (which includes loans), and the availability of particular sources of funds, such as non-interest-bearing deposits.

Interest income increased $1.3 million or 24.2% for the three months ended June 30, 2005 compared to the same three months of 2004. Interest income increased $2.4 million or 22.2% for the six months ended June 30, 2005 compared to the same six months of 2004. The increases for the three and six months ended June 30, 2005 are primarily due to increases in our average earning assets of $29.3 million and $33.9 million, respectively, as compared to the same periods in 2004. We funded the increases in interest-earning assets primarily with in-market certificates of deposit and additional wholesale certificates of deposit obtained through an Internet bulletin board service. Supplementing the additional earnings from increased volumes of earning assets was the increase in yield on earning assets. The tax equivalent yield on average earning assets increased 82 basis points for the quarter ended June 30, 2005 to 6.05% from 5.23% for the same period in 2004. For the first six months of 2005, the yield on average earning assets, on a tax-equivalent basis, increased 66 basis points to 5.91% compared to 5.25% at June 30, 2004. Management attributes the increase in the yield on our earning assets to the increase in short-term market interest rates. Between April 1, 2004 and June 30, 2005, the Federal Open Market Committee (“FOMC”) increased short-term rates 200 basis points from 1.00% to 3.00% through a succession of 25 basis point increases. Approximately $221.5 million or 61.1% of our loan portfolio consists of variable rate loans that adjust with the movement of the national prime rate. As a result, composite yield on our loans increased approximately 88 basis points for the second quarter of 2005 compared to the second quarter of 2004 and 68 basis points for the six-month periods ended June 30, 2005 and 2004.

Conversely, our average cost of funds during the second quarter of 2005 was 2.28%, an increase of 76 basis points when compared to 1.52% for the second quarter of 2004. Average rates paid on bank certificates of deposit increased 101 basis points from 1.76% for the quarter ended June 30, 2004 to 2.77% for the quarter ended June 30, 2005, while our average cost of borrowed funds increased 105 basis points during the second quarter of 2005 compared to the same period in 2004. Average rates paid on NOW and Money Market accounts for the quarter ended June 30, 2005 increased only 12 basis points when compared to the second quarter of 2004. Total interest expense increased $821 thousand or 58.9% during the second quarter of 2005 compared to the same period in 2004, the result of increased volume of interest-bearing liabilities and increased market rates paid on borrowed funds and wholesale certificates of deposit. The volume of average interest-bearing liabilities increased approximately $21.9 million when comparing second quarter of 2005 with that of 2004. On a six-month comparison, our cost of funds was 2.13% for the six months ended June 30, 2005, an increase of 61 basis points when compared to 1.52% for the first six months of 2004. Average rates paid on bank certificates of deposit increased 84 basis points from 1.74% to 2.58% for the first six months of 2005, while our cost of borrowed funds increased 109 basis points compared to the same period a year ago. Average rates paid on NOW and Money Market accounts for the six months ended June 30, 2005 increased only 11 basis points when compared to first half of 2004 as rates paid on Money Market accounts were adjusted upward approximately 25 basis points. Total interest expense increased $1.4 million or 52.2% during the first half of 2005 compared to the same period in 2004, the result of increased volume of interest-bearing liabilities and increased market rates paid these liabilities. The volume of average interest-bearing liabilities increased approximately $29.7 million for the first six months of 2005 compared with the same period in 2004.

The banking industry uses two key ratios to measure profitability of net interest income: net interest rate spread and net interest margin. The net interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing liabilities. The net interest rate spread does not consider the impact of non-interest-bearing deposits and gives a direct perspective on the effect of market interest rate movements. The net interest margin is defined as net interest income as a percentage of total average earning assets and takes into account the positive effects of investing non-interest-bearing deposits in earning assets.

Our annualized net interest margin, on a tax-equivalent basis and net of the allowance for loan losses, for the three months ended June 30, 2005 was 4.13% compared to 3.94% in the second quarter of 2004. For the six months ended June 30, 2005, our net interest margin, on a tax-equivalent basis and net of allowance for loan losses, was 4.11% compared to 3.97% in the first half of 2004. The increased net interest margin is the result of the increase in our average earning assets and our earning assets repricing faster than our interest-bearing liabilities in a rising interest rate environment. Average interest-bearing liabilities as a percentage of interest-earning assets was 84.0% for the quarter ended June 30, 2005, compared to 84.6% for the same period in 2004. For the six months ended June 30, 2005, average interest-bearing liabilities as a percentage of interest-earning assets were 84.6% compared to 84.3% for the six months ended June 30, 2004.

Throughout 2005, we believe our net interest margin will improve or remain relatively stable due to anticipated target federal funds rate increases by the Board of Governors of the Federal Reserve Board (the

“Federal Reserve Board”). However, this expectation may not be realized and our net interest margin could decline if competitive deposit pricing pressure from the increases in interest rates by the Federal Reserve Board causes us to increase the rates we pay on interest-bearing deposits to a greater degree than we currently anticipate.

Average Consolidated Balance Sheets and Net Interest Analysis Fully on Tax Equivalent Basis

For the Three Months Ended June 30, 2005 compared to 2004

	2005			2004
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense
	(Dollars in thousands)
Assets:
Loans—net(1)	$345,446	6.62%	$5,719	$300,284	5.74%	$4,306
Taxable securities	76,642	4.02	770	91,679	3.85	883
Non-taxable securities(2)	32,676	5.51	450	37,352	5.01	468
Overnight investments	7,607	2.89	55	3,744	0.85	8

Total interest-earning assets	462,371	6.05	6,994	433,059	5.23	5,665
Cash and due from banks	21,086			22,201
Bank premises and equipment, net	17,545			12,990
Other assets	15,931			13,907

Total assets	$516,933			$482,157

Liabilities and Shareholders’ Equity:
Interest-bearing deposits	$336,101	2.02%	$1,696	$310,824	1.27%	$987
Short-term borrowings	20,769	2.54	132	21,142	1.08	57
Long-term obligations	31,310	4.96	388	34,310	4.09	351

Total interest-bearing liabilities	388,180	2.28	2,216	366,275	1.52	1,395
Non-interest-bearing deposits	93,382			83,252
Other liabilities	2,707			1,820
Shareholders’ equity	32,664			30,810

Total liabilities and shareholders’ equity	$516,933			$482,157

Net interest income and net yield on average interest-earning assets (FTE)(3)		4.13%	$4,778		3.94%	$4,270

Interest rate spread (FTE)(4)		3.77%			3.71%

(1)	Average loans include non-accruing loans, net of allowance of loan losses. Amortization of deferred loan fees of $148,000 and $113,000 for periods ended June 30, 2005 and 2004, respectively, are included in interest income.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $153,000 and $159,000 for periods ended June 30, 2005 and 2004, respectively.
(3)	Net interest margin is computed by dividing net interest income by average total earning assets, net of the allowance for loan losses.
(4)	Interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

For the Six Months Ended June 30, 2005 compared to 2004

	2005			2004
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense
	(Dollars in thousands)
Assets:
Loans—net(1)	$336,202	6.46%	$10,865	$290,769	5.78%	$8,406
Taxable securities	77,484	3.98	1,540	86,518	3.90	1,685
Non-taxable securities(2)	34,005	5.34	908	34,660	5.24	883
Overnight investments	5,492	2.84	78	7,323	0.85	31

Total interest-earning assets	453,183	5.91	13,391	419,270	5.25	11,005
Cash and due from banks	21,536			21,660
Bank premises and equipment, net	17,453			10,911
Other assets	15,513			15,161

Total assets	$507,685			$467,002

Liabilities and Shareholders’ Equity:
Interest-bearing deposits	$332,139	1.86%	$3,097	$301,441	1.25%	$1,887
Short-term borrowings	19,759	2.37	234	19,385	1.07	104
Long-term obligations	31,310	4.80	752	32,663	4.23	691

Total interest-bearing liabilities	383,208	2.13	4,083	353,489	1.52	2,682
Non-interest-bearing deposits	88,671			80,159
Other liabilities	3,295			2,475
Shareholders’ equity	32,511			30,879

Total liabilities and shareholders’ equity	$507,685			$467,002

Net interest income and net yield on average interest-earning assets (FTE)(3)		4.11%	$9,308		3.97%	$8,323

Interest rate spread (FTE)(4)		3.78%			3.73%

(1)	Average loans include non-accruing loans, net of allowance for loan losses. Amortization of deferred loan fees of $292,000 and $199,000 for six months ended June 30, 2005 and 2004, respectively, are included in interest income.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $309,000 and $300,000 for the six months ended June 30, 2005 and 2004, respectively.
(3)	Net interest margin is computed by dividing net interest income by total average earning assets, net of the allowance for loan losses.
(4)	Interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

The following tables present the relative impact on net interest income of average outstanding balances (volume) of earning assets and interest-bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

For the Three Months Ended June 30, 2005 and 2004

Increase (Decrease) in

Interest Income and Expense

Due to Changes in:

	2005 compared to 2004
	Volume(1)	Rate(1)	Net
	(Dollars in thousands)
Loans	$698	$715	$1,413

Taxable securities	(148)	35	(113)

Non-taxable securities(2)	(61)	43	(18)

Overnight investments	18	29	47

Interest income	507	822	1,329

Interest-bearing deposits	104	605	709

Short-term borrowings	(2)	77	75

Long-term obligations	(34)	71	37

Interest expense	68	753	821

Net interest income	$439	$69	$508

(1)	The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $153,000 and $159,000 for periods ended June 30, 2005 and 2004, respectively.

For the Six Months Ended June 30, 2005 and to 2004

Increase (Decrease) in

Interest Income and Expense

Due to Changes in:

	2005 compared to 2004
	Volume(1)	Rate(1)	Net
	(Dollars in thousands)
Loans	$1,391	$1,068	$2,459
Taxable securities	(178)	33	(145)
Non-taxable securities(2)	(17)	42	25
Overnight investments	(17)	64	47

Interest income	1,179	1,207	2,386
Interest-bearing deposits	239	971	1,210
Short-term borrowings	3	127	130
Long-term obligations	(31)	92	61

Interest expense	211	1,190	1,401

Net interest income	$968	$17	$985

(1)	The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $309,000 and $300,000 for six months ended June 30, 2005 and 2004, respectively.

Provision for Loan Losses

The provision for loan losses charged to operations during the three months ended June 30, 2005 and 2004 was $90 thousand and $250 thousand, respectively. Net charge-offs for the second quarter of 2005 totaled $21 thousand compared to net recoveries of $26 thousand during the second quarter of 2004. The provision for loan losses charged to operations during the six months ended June 30, 2005 and 2004 was $190 thousand and $400 thousand, respectively. Net charge-offs for the six months ended June 30, 2005 totaled $41 thousand compared to net charge-offs of $24 thousand during the first half of 2004.

The reduction in provision expense during the first and second quarters of 2005 compared to the same periods in 2004 reflects our overall improvement in credit quality within our loan portfolio. We use the results of our allowance for loan loss model to estimate the dollar amount of provision expense needed to maintain the adequacy of our allowance for loan losses. Our management analyzes the adequacy of the allowance on a monthly basis and adjustments to the provision expense are made as necessary.

Noninterest Income

Noninterest income decreased $202 thousand or 11.1% to $1.6 million for the second quarter of this year compared to $1.8 million for the same period in 2004. For the six months ended June 30, 2005, noninterest income decreased $500 thousand or 15.0% to $2.8 million compared to $3.3 million for the same period in 2004. The decrease in noninterest income in both periods of 2005 is primarily due to one-time gains recorded in both the first and second quarters of 2004. In the first quarter of 2004, a $317 thousand gain on insurance proceeds for property damage sustained during Hurricane Isabel in September 2003 was recorded as other income. During the second quarter of 2004, we recorded an insurance recovery of $79 thousand on a wire transfer fraud that was charged-off in late 2003. We recorded a $255 thousand net gain on the sale of securities in the second quarter of

2004 compared to a $90 thousand net gain on the sale of securities in the second quarter of 2005. For the quarter ended June 30, 2005, other service charges and fees increased $146 thousand or 32.2% compared to the prior year period principally due to increased mortgage origination brokerage fees of $156 thousand. For the six months ended June 30, 2005 other service charges and fees increased $192 thousand or 26.3% compared to the prior-year period principally due to increased mortgage origination brokerage fees of $175 thousand. The increase in mortgage origination brokerage fees in the first six months of 2005 resulted from increases in the number of locations and staff offering mortgage brokerage services compared to the same period of the previous year. The following table presents the components of noninterest income for the three and six months ended June 30, 2005 and 2004.

Noninterest Income

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
		(Dollars in thousands)
Service charges on deposit accounts	$839	$907	(7.5)%	$1,634	$1,699	(3.8)%
Other service charges and fees	599	453	32.2	923	731	26.3
Gain on proceeds of insurance settlement	—	79		—	396
Net gain on sale of securities	90	255	(64.7)	90	292	(69.2)
Income from bank owned life insurance	56	89	(37.1)	125	150	(16.7)
Other operating income	34	37	(8.1)	54	57	(5.3)

Total noninterest income	$1,618	$1,820	(11.1)%	$2,826	$3,325	(15.0)%

Noninterest Expense

Noninterest expense for the second quarter of 2005 increased $434 thousand or 11.0% to $4.4 million, compared to $3.9 million incurred in the same period in 2004. For the six months ended June 30, 2005, noninterest expense increased $707 thousand or 9.06% to $8.5 million compared to $7.8 million in the same prior-year period. The following table presents the components of noninterest expense for the three and six months ended June 30, 2005 and 2004.

Noninterest Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
		(Dollars in thousands)
Salaries	$1,679	$1,481	13.4%	$3,249	$2,877	12.9%
Retirement and other employee benefits	673	610	10.3	1,314	1,199	9.5
Occupancy	349	301	16.0	680	660	3.0
Equipment	413	442	(6.6)	869	864	0.5
Professional fees	84	64	30.7	271	151	79.6
Supplies	80	65	23.1	162	154	5.5
Telephone	132	90	46.7	265	209	26.6
Postage	59	64	(7.8)	106	119	(11.1)
Other operating expense	900	818	10.1	1,619	1,593	1.6

Total noninterest expense	$4,369	$3,935	11.0%	$8,535	$7,827	9.0%

Salaries and benefits increased 12.5% and 11.9%, respectively for the three and six months ended June 30, 2005, as compared to the same periods in 2004. The increase in salaries and benefits is related to staff additions to accommodate our growth, additional branches and expansion of our mortgage origination department staff. As of June 30, 2005, we had 199 full time equivalent employees and operated 20 full service banking offices and three mortgage loan origination offices.

Professional fees, which include audit, legal and consulting fees, increased $20 thousand or 31.3% to $84 thousand for the three months ended June 30, 2005 relative to the same period in 2004, and increased $120 thousand or 79.6% to $271 thousand for the six months ended June 30, 2005 as compared to the same period in 2004. The increase in professional fees during the first six months of 2005 was principally due to our receipt of final billing during the second quarter of 2005 for work related to our 2004 year end audit. For the six months ended June 30, 2005, consulting fees increased $73 thousand from $29 thousand for the first six months of 2004 for services pertaining to strategic planning and independent credit review performed during the first quarter of 2005. Audit and accounting fees increased by $38 thousand from $76 thousand for the six months ended June 30, 2004 compared to the same period in 2005 due to additional year-end control testing in our data processing area and requirements of the Sarbanes-Oxley Act of 2002.

Telephone expense increased $41 thousand or 45.6% and $56 thousand or 26.8% for the three and six months ended June 30, 2005, respectively, which resulted from adding high speed (T-1) communication lines to our network necessary for future implementation of a new loan and deposit platform and online teller system.

Other operating expenses increased $82 thousand or 10.0% and $26 thousand or 1.6% for the three and six months ended June 30, 2005, respectively, as compared to the same periods in 2004. The increase is primarily attributed to increased debit card fraud losses of approximately $51 thousand during the second quarter of 2005.

Income Tax Expense

We recorded income tax expense of $519 thousand for the second quarter of 2005, compared to $525 thousand for the same period in 2004. Our effective tax rate for the three months ended June 30, 2005 and 2004 was 29.1% and 30.1%, respectively. For the six months ended June 30, 2005, we recorded income tax expense of $883 thousand, compared to $925 thousand for the same period of 2004. Our effective tax rate for the six months ended June 30, 2005 and 2004 was 28.5% and 29.6%, respectively. The effective tax rates in both periods differ from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on tax-exempt securities in our investment portfolio.

At December 31, 2004, we recorded a valuation allowance of $534 thousand for certain unrealized capital losses related to perpetual preferred stock issued by the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). These losses are capital in character and we may not have current capital gain capacity to offset these losses. The valuation allowance for deferred tax assets was $500 thousand at June 30, 2005.

Statement of Financial Condition

Our total assets were $541.1 million at June 30, 2005, $501.9 million at December 31, 2004 and $489.2 million at June 30, 2004. Our asset growth is primarily funded by our deposit growth and retained earnings. For the six and twelve months ended June 30, 2005, we grew our loans $32.1 and $46.5 million, respectively. For the six and twelve months ended June 30, 2005, we grew our deposits $44.5 and $51.5 million, respectively, through marketing of core deposits and wholesale certificates of deposit, the proceeds of which were invested in interest-earning assets. Year-over-year, our earning assets grew primarily through loan originations.

Loans

As of June 30, 2005, total loans had increased to $361.7 million, up 9.8% from total loans of $329.5 million at December 31, 2004 and up 14.8% from total loans of $315.1 million at June 30, 2004. The increase in loan demand is due, in part, to new businesses that are opening in our markets to take advantage of opportunities in our coastal communities where growth is being driven by a combination of increased tourism and an influx of retirees. Loan growth can also be attributed to our branching efforts and the efforts of our lending team. We believe that general loan growth will remain strong in the near term, although rising market interest rates may reduce loan demand. Funding of future loan growth may be restricted by our ability to raise core deposits, although we will use alternative funding sources if we deem it necessary and cost effective. Loan growth may also be restricted by the necessity for us to maintain appropriate capital and liquidity levels.

Asset Quality

The allowance for loan losses is established through a provision for loan losses charged against earnings. The level of the allowance for loan losses reflects management’s best estimate of losses inherent in the portfolio as of the balance sheet date and is based on management’s evaluation of the risks in the loan portfolio and changes in the nature and volume of loan activity. Our management analyzes the adequacy of the allowance on a monthly basis and adjustments to the provision expense are made as necessary. Management’s evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers the loans’ “risk grades,” the estimated fair value of the underlying collateral, current economic conditions, historical loan loss experience and other current factors determining an adequate loan loss allowance. Our objective is to maintain a loan portfolio that is diverse in terms of loan type, industry concentration, and borrower concentration in order to manage overall credit risk by minimizing the adverse impact of any single event or combination of related events.

Net charge-offs for the second quarter of 2005 totaled $21 thousand compared to net recoveries of $26 thousand during the second quarter of 2004. The provision for loan losses charged to operations during the six months ended June 30, 2005 and 2004 was $190 thousand and $400 thousand, respectively. Net charge-offs for the six-month period ended June 30, 2005 totaled $41 thousand compared to net charge-offs of $24 thousand during the first half of 2004. The following table presents an analysis of the changes in the allowance for loan losses for the six months ended June 30, 2005 and 2004.

Analysis of Changes in Allowance for Loan Losses

	For the Six Months Ended June 30,
	2005	2004
	(Dollars in thousands)
Total loans outstanding at end of period-gross	$361,665	$315,127

Average loans outstanding-gross	$340,566	$294,989

Allowance for loan losses at beginning of period	$4,300	$3,550
Loans charged-off:
Real estate	12	6
Installment loans	31	76
Credit cards and related plans	24	16
Commercial and all other loans	—	17

Total charge-offs	67	115

Recoveries of loans previously charged-off:
Real estate	—	—
Installment loans	10	45
Credit cards and related plans	15	2
Commercial and all other loans	1	44

Total recoveries	26	91

Net charge-offs	41	24

Provision for loan losses	190	400

Allowance for loan losses at end of period	$4,449	$3,926

Ratios:
Annualized net charge-offs to average loans during the period	0.02%	0.02%
Allowance for loan losses to loans at period end	1.23	1.25
Allowance for loan losses to nonperforming loans at period end	433.07	3,975.37

Nonperforming Assets

Nonperforming assets consist of loans not accruing interest, restructured debt and real estate acquired in settlement of loans and other repossessed collateral. It is our policy to place loans on nonaccrual status when any portion of principal or interest becomes 90 days past due, or earlier if full collection of principal and interest becomes doubtful. When loans are placed on nonaccrual status, interest receivable is reversed against interest income in the current period. Interest payments received thereafter are applied as a reduction to the remaining principal balance so long as doubt exists as to the ultimate collection of the principal. Loans are removed from nonaccrual status when they become current as to both principal and interest and when the collectibility of principal or interest is no longer doubtful. Nonperforming assets were $1.1 million and $138 thousand, or 0.29% and 0.04% of loans outstanding, at June 30, 2005 and December 31, 2004, respectively. We had $994 thousand in loans considered to be impaired under SFAS No. 114 at June 30, 2005, all of which were on non-accrual status, compared to no impaired loans at December 31, 2004. On June 30, 2005, our nonperforming loans (consisting of nonaccruing and restructured loans) amounted to approximately $1.0 million, and we had one foreclosed property carried on our books at $39 thousand. Our nonperforming loans at June 30, 2005, included the unpaid balances of two loans to one borrower totaling approximately $920 thousand that had been placed on a nonaccrual status but were not yet 60 days past due. After that date, we entered into a workout agreement with the borrower, both loans were brought current, and the loans were restored to an accruing status, although they remain on our “watch list.” Based on independent appraisals of the real property securing the loans, we believe the value of our real estate collateral exceeds the loan balances. Within our allowance for loan loss model, these loans were classified as “substandard” prior to being placed on non-accrual status and they continue to have specific reserves allocated to them consistent with our model. Consequently, additional reserves were not required for these loans.

Investment Securities and Other Assets

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity and supplying securities to pledge as required collateral for certain deposits and borrowed funds. We use two categories to classify our securities: “held-to-maturity” or “available-for-sale.” Currently, none of our investments are classified as held-to-maturity. While we have no plans to liquidate a significant amount of our securities, the securities classified as available-for-sale may be sold to meet liquidity need should management deem it to be in our best interest.

Our investment securities totaled $104.4 million at June 30, 2005, $112.3 million at December 31, 2004 and $117.6 million at June 30, 2004. Additions to the investment securities portfolio depend to a large extent on the availability of investable funds that are not otherwise needed to satisfy loan demand. In general, because of loan funding needs, we have historically used proceeds from investment maturities and calls to originate loans, leading to a reduction in a level of investment securities at June 30, 2005 that was $7.9 million and $13.1 million lower than the book value of our investment portfolio at December 31, 2004 and June 30, 2004, respectively. Investable funds not otherwise utilized are temporarily invested as federal funds sold or as interest-bearing balances at other banks, the level of which is affected by such considerations as near-term loan demand and liquidity needs.

At June 30, 2005, the securities portfolio had unrealized net losses of approximately $560 thousand, which are reported in accumulated other comprehensive loss on the statement of change in shareholders’ equity. All investment securities purchased to date have been classified as available-for-sale. Our securities portfolio at June 30, 2005 consisted of U.S. government agency securities, collateralized mortgage obligations (CMOs), mortgage-backed securities (MBS) and tax-exempt municipal securities. The following table shows maturities of the carrying values and weighted average yields of investment securities held by us at June 30, 2005.

Investment Portfolio Maturity Schedules

	3 Months or Less	Over 3 Months Through 1 Year	Over 1 Year Through 5 Years	Over 5 Years But Within 10 Years	Over 10 Years
	Amount/Yield	Amount/Yield	Amount/Yield	Amount/Yield	Amount/Yield	Total/Yield
	(Dollars in thousands)
Available-for-sale:
U.S. Government agency securities	$—	$—	$12,915	$—	$—	$12,915
	—	—	3.75%	—		3.75%
Collateralized mortgage obligations(1)		—	20,444	—	—	20,444
		—	4.11	—	—	4.11
Mortgage-backed securities(1)	—	—	37,648	2,776	—	40,424
	—	—	4.01	4.60%	—	4.05
Tax-exempt municipal securities		931	8,231	11,362	10,141	30,665
		6.00%	5.42	5.59	5.89%	5.66

Total investments	$—	$931	$79,238	$14,138	$10,141	$104,448

	—	6.00%	4.14%	5.39%	5.89%	4.49%

(1)	Mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions. Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At June 30, 2005 the market value of the investment portfolio was approximately $560,000 below its book value, which is primarily the result of higher market interest rates compared to the interest rates on the investments in the portfolio.

We currently have the ability to hold our available-for-sale investment securities to maturity. However, should conditions change, we may sell unpledged securities. We consider the overall quality of the securities portfolio to be high. All securities held are traded in liquid markets. As of June 30, 2005, we owned securities from issuers in which the aggregate amortized cost from such issuers exceeded 10% of our shareholders’ equity. As of June 30, 2005 the amortized cost and market value of the securities from each issuer were as follows:

	Amortized Cost	Market Value
	(Dollars in thousands)
Federal National Mortgage Corporation	$26,013	$25,733
Federal Home Loan Mortgage Corporation	28,369	28,109
Federal Home Loan Banks	12,964	11,926
Government National Mortgage Association	8,050	8,015

At June 30, 2005 we had federal funds sold of $10.6 million compared to no federal funds sold at December 31, 2004. The increase in federal funds sold during the first six months of 2005, as compared to year-

end, is primarily due to our deposit growth exceeding our loan growth during the period. As a result, we invested the excess deposits into short-term federal funds sold in anticipation of deploying those funds in the near term to our lending needs. At June 30, 2005, we held $7.3 million in bank owned life insurance, compared to $6.7 million and $6.6 million at December 31, 2004 and June 30, 2004, respectively.

Deposits and Other Borrowings

Deposits increased to $455.6 million, up 10.8% as of June 30, 2005 compared to deposits of $411.1 million at December 31, 2004 and up 12.8% compared to deposits of $404.1 million at June 30, 2004. We attribute our deposit growth during the six and twelve months ended June 30, 2005 to our management team attracting new customers from other financial institutions and our branching efforts. We believe that we can continue to improve our core deposit funding by improving our branching network and providing more convenient opportunities for customers to bank with us. For this reason, we are replacing two existing branches with more convenient, modern branches during 2005. We anticipate that our deposits will continue to increase throughout 2005.

Federal funds purchased and securities sold under agreements to repurchase were $12.4 million as of June 30, 2005 compared to $20.0 million at December 31, 2004 and $14.6 million at June 30, 2004, respectively. The decrease in federal funds purchased and repurchase agreements, as compared to year-end 2004, is primarily due to cash flow from our investment portfolio used to pay off federal funds purchased and the reduction of repurchase agreements outstanding.

The following table details the maturities and rates of our borrowings from the Federal Home Loan Bank of Atlanta (“FHLB”), as of June 30, 2005.

Borrow Date	Type	Principal	Term	Rate	Maturity
	(Dollars in thousands)
September 19, 2002	Fixed rate	$3,000	3 years	3.03%	September 19, 2005
February 18, 2004	Fixed rate	5,000	2 years	2.06	February 21, 2006
July 7, 2001	Fixed rate	5,000	5 years	5.79	July 7, 2006
September 19, 2002	Fixed rate	3,000	4 years	3.46	September 19, 2006
September 19, 2002	Fixed rate	3,000	5 years	3.70	September 19, 2007
July 7, 2001	Fixed rate	5,000	10 years	4.44	July 7, 2011

		$24,000		3.83%

Long-Term Obligations

On June 26, 2002 we completed a private issuance of $10.0 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear a floating rate of interest of 3.45% over the three-month LIBOR rate and is payable quarterly. We have used the net proceeds for market expansion, the repurchase of our stock and for other corporate and strategic purposes.

Liquidity

Liquidity for the Bank refers to our continuing ability to meet deposit withdrawals, fund loan and capital expenditure commitments, maintain reserve requirements, pay operating expenses and provide funds to us for payment of dividends, debt service and other operational requirements. Liquidity is immediately available from five major sources: (a) cash on hand and on deposit at other banks; (b) the outstanding balance of federal funds sold; (c) the lines for the purchase of federal funds from other banks; (d) the lines of credit established at the Federal Home Loan Bank, less existing advances; and (e) the investment securities portfolio. All debt securities are of investment grade quality and, if the need arises, can be promptly liquidated on the open market or pledged as collateral for short-term borrowing.

Consistent with our general approach to liquidity management, loans and other assets of the Bank are funded primarily using a core of local deposits, retail repurchase agreements and the Bank’s capital position. To date, these core funds, supplemented by Federal Home Loan Bank advances and a modest amount of brokered deposits, have been adequate to fund loan demand in our market areas, while maintaining the desired level of immediate liquidity and an investment securities portfolio available for both immediate and secondary liquidity purposes. It is anticipated that funding sources in the future will include continued use of brokered deposits and, additionally, institutional deposits obtained through the Internet.

We are a member of the FHLB. Membership, along with a blanket collateral commitment of our one-to-four family residential mortgage loan portfolio, as well as our commercial real estate loan portfolio, provided us the ability to draw up to $100.4 million and $87.0 million of advances from the FHLB at December 31, 2004 and 2003, respectively. At June 30, 2005, we had outstanding FHLB advances totaling $24.0 million compared to $24.0 million, and $27.0 million at December 31, 2004 and June 30, 2004, respectively.

As a requirement for membership, we invest in stock of the FHLB in the amount of 1% of our outstanding residential loans or 5% of our outstanding advances from the FHLB, whichever is greater. That stock is pledged as collateral for any FHLB advances drawn by us. At June 30, 2005, we owned 20,827 shares of the FHLB’s $100 par value capital stock, compared to 19,465 and 15,570 shares at December 31, 2004 and June 30, 2004, respectively. No ready market exists for such stock, which is carried at cost.

We also had unsecured federal funds lines in the aggregate amount of $22.0 million available to us at June 30, 2005 under which we can borrow funds to meet short-term liquidity needs. At June 30, 2005, we had no borrowings outstanding under these federal funds lines. Another source of funding is loan participations sold to other commercial banks (in which we retain the servicing rights). As of June 30, 2005, we had $284 thousand in loan participations sold. We believe that our liquidity sources are adequate to meet our operating needs.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. In addition, we enter into contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments in the ordinary course of our business.

The following tables set forth our commercial commitments and contractual payment obligations as of June 30, 2005.

	Amount of Commitment Expiration per Period
Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Loan commitments and lines of credit	$79,718	$61,206	$1,997	$745	$18,317
Standby letters of credit	962	962	—	—	—

Total commercial commitments	$80,680	$62,168	$1,997	$745	$18,317

	Payments Due
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Long-term obligations	$31,310	$5,000	$11,000	$—	$15,310
Short-term borrowings	15,399	15,399	—	—	—
Operating leases	3,589	499	924	469	1,697
Deposits	455,622	410,615	45,007	—	—

Total contractual obligations	$505,920	$431,513	$56,931	$469	$17,007

Net cash provided by operations during the six months ended June 30, 2005 totaled $2.8 million, compared to net cash provided by operations of $2.0 million for the same period in 2004. Net cash used in investing activities decreased to $26.2 million for the six months ended June 30, 2005, as compared to $56.5 million for the same period in 2004 primarily due to the decrease in the purchases of investment securities. Net cash provided by financing activities decreased to $36.3 million for the first six months of 2005, compared to $54.6 million for the same period in 2004 due to lower deposit growth and decreased reliance on other borrowings. Cash and cash equivalents at June 30, 2005 was $41.1 million compared to $27.5 million at June 30, 2004.

Capital Resources

Shareholders’ Equity

Shareholders’ equity increased by approximately $1.5 million to $33.6 million at June 30, 2005 from $32.1 million at December 31, 2004, as we generated net income of $2.2 million and recognized deferred compensation of $48 thousand on restricted stock awards. We experienced an increase in net unrealized losses on available-for-sale securities of $54 thousand and we declared cash dividends of $653 thousand or $0.32 per share during the first six months of 2005

Shareholders’ equity decreased $1.0 million from $30.6 million at December 31, 2003 to $29.6 million at June 30, 2004, as we generated net income of $2.2 million that was offset by an increase in net unrealized losses on available-for-sale securities of $2.4 million. We declared cash dividends of $581 thousand or $0.285 per share during the first six months of 2004 and we repurchased 8,600 shares or $253 thousand of our stock.

We are subject to various regulatory capital requirements administered by our federal banking regulators. Failure to meet minimum capital requirements can result in certain mandatory, and possibly additional discretionary, actions by these regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of our assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by the FDIC to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets (each as defined in the regulations). As a bank holding company, we also are subject, on a consolidated basis, to the capital adequacy guidelines of the Federal Reserve Board. The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank. As of June 30, 2005, we and the Bank met all capital adequacy requirements to which we are subject.

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum Total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

Our and the Bank’s actual capital ratios are presented in the following table:

	To be well capitalized under prompt corrective action provisions		Minimum required for capital adequacy purposes		Our Ratio	Bank’s Ratio
	Ratio		Ratio
As of June 30, 2005:
Tier 1 Capital (to Average Assets)	≥	5.00%	≥	3.00%	8.50%	8.44%
Tier 1 Capital (to Risk Weighted Assets)	≥	6.00	≥	4.00	10.38	10.33
Total Capital (to Risk Weighted Assets)	≥	10.00	≥	8.00	11.43	11.38
As of December 31, 2004:
Tier 1 Capital (to Average Assets)	≥	5.00%	≥	3.00%	8.43%	8.32%
Tier 1 Capital (to Risk Weighted Assets)	≥	6.00	≥	4.00	10.86	10.73
Total Capital (to Risk Weighted Assets)	≥	10.00	≥	8.00	11.96	11.82
As of June 30, 2004:
Tier 1 Capital (to Average Assets)	≥	5.00%	≥	3.00%	8.93%	8.42%
Tier 1 Capital (to Risk Weighted Assets)	≥	6.00	≥	4.00	11.45	10.82
Total Capital (to Risk Weighted Assets)	≥	10.00	≥	8.00	12.49	11.86

COMPARISON OF ANNUAL PERIODS

Results of Operations for the Years Ended December 31, 2004, 2003 and 2002

In 2004, our net income was $3.3 million or $1.63 basic and $1.60 diluted earnings per share, compared to net income of $3.9 million or $1.93 basic and $1.91 diluted earnings per share for the year ended December 31, 2003.

Our net income for 2004 includes an other-than-temporary impairment non-cash charge of $1.4 million in the fourth quarter related to $5.7 million face value of perpetual preferred stock issued by FNMA and FHLMC, both Government sponsored entities. The decision to record the other-than-temporary impairment charge was based on generally accepted accounting practices and SEC accounting guidance and because the securities did not have specific maturity dates. Though these were investment grade securities (rated “AA” by S&P, “Aa” by Moody’s) at the time the impairment was recognized, after a thorough analysis, and like many of our industry peers who have recently taken similar action, we concluded that the securities should be considered impaired as of year-end and we reflected the charge in our income statement. Absent the other-than-temporary charge of $1.4 million, which was partially off-set by a $168 thousand (net of taxes) reduction in the accrual for our annual incentive plan to reflect the effect of the write-down on our 2004 operating results and excluding one-time gain on the settlement of insurance proceeds of $243 thousand (net of taxes) recorded in 2004, our net income for the year would have been approximately $4.3 million, our earnings per diluted share would have been $2.08 (representing a 8.90% increase over the $1.91 earned per share in the fiscal year 2003, as compared to the 16.2% decrease actually recorded), and our return on equity (“ROE”) would have been 13.64%.

In 2003, our net income was $3.9 million or $1.93 basic and $1.91 diluted earnings per share, compared to net income of $3.5 million or $1.70 basic and $1.69 diluted earnings per share for the year ended December 31, 2002.

The following table shows return on assets (net income divided by average assets), return on equity (net income divided by average shareholders’ equity), dividend payout ratio (dividends declared per share divided by net income per share) and shareholders’ equity to assets ratio (average shareholders’ equity divided by average total assets) for each of the years presented.

	Year ended December 31,
	2004	2003	2002
Return on average assets	0.68%	0.95%	1.05%
Return on average equity	10.11%	12.97%	12.77%
Dividend payout	35.63%	25.91%	23.53%
Average shareholders’ equity to average assets	6.70%	7.35%	8.18%

Our consolidated assets increased 15.4% to $501.9 million on December 31, 2004, from $435.0 million at year-end 2003. Our loan portfolio increased 17.0% to $329.5 million at December 31, 2004, from loans of $281.6 million at year-end 2003. Deposits increased 16.5% to $411.1 million at year-end 2004 from $352.9 million at year-end 2003.

Our performance in 2004 accentuates the continued successful implementation of our core strategies: (1) grow the loan portfolio while maintaining high asset quality; (2) grow core deposits; (3) increase non-interest income; (4) control expenses; and (5) make strategic investments in new and existing communities that will result in increased shareholder value. We continued to make strategic investments in our future during 2004 as we opened new fully staffed branches in Morehead City in January 2004 and Wilmington in June 2004, replacing the existing loan production offices at these two locations. We also completed renovation and expansion of our existing full-service branch in Nags Head to accommodate the growth in that area and allow us to service more customers on a timely basis. In August 2004, we purchased additional property adjacent to our existing Southern Shores/Kitty Hawk branch in order to undertake another significant existing branch expansion project. After a year in the making, we completed construction of a new 12,300 square foot Corporate Headquarters and branch office in Engelhard, which opened on January 24, 2005, to replace the outdated facility.

Net Interest Income

Net interest income for 2004 was $16.8 million, an increase of $1.6 million or 10.5% when compared to net interest income of $15.2 million earned during 2003. Our net interest margin, on a tax-equivalent basis and net of the allowance for loan losses, for the year-ended December 31, 2004 was 4.04% compared to 4.26% in 2003. Management attributes the decrease in our net interest margin to the sustained low interest rate environment throughout all of 2004. Many of our rate sensitive liabilities, especially interest-bearing transaction accounts such as NOW and Money Market accounts, reached levels during 2003 and 2004 such that additional rate reductions were not practical, thus reducing our ability to lower our cost of funds even as the rates we earned on interest-earning assets continued to decline. As our rate sensitive assets, such as loans and investment securities, continued to mature and pay-out, proceeds from these earning assets were reinvested at lower rates. The yield on average earning assets, on a tax-equivalent basis, fell 27 basis points during 2004 to 5.41% compared to 5.68% in 2003.

Total interest income increased $2.3 million during 2004 compared to 2003, due to an increase of $62.8 million in average earning assets. Approximately $3.8 million in interest income can be attributed to the additional volume of earning assets while the effect of lower rates reduced the additional income by approximately $1.5 million. The effect of variances in volume and rate interest income and interest expense is illustrated in the table on page 40 below titled “Change in Interest Income and Expenses on Tax Equivalent Basis.”

Total interest expense increased $674 thousand during 2004 compared to 2003, the result of increased volume of average interest-bearing liabilities. Our cost of funds during 2004 was 1.62%, a decrease of 9 basis points when compared to 1.71% in 2003. The volume of average interest-bearing liabilities increased $59.0 million in 2004 and as a result increased interest expense by approximately $854 thousand. The effect of lower interest rates paid on interest-bearing liabilities during 2004 resulted in reduced interest expense of $180 thousand producing a net increase in interest expense of $674 thousand.

Net interest income for 2003 was $15.2 million, an increase of $1.2 million or 8.5% when compared to net interest income of $14.0 million earned during 2002. Our net interest margin, on a tax-equivalent basis and net of the allowance for loan losses, for the year-ended December 31, 2003 was 4.26% compared to 4.80% in 2002. Management attributes the decrease in our net interest margin to the sustained low interest rate environment throughout all of 2003. Many of our rate sensitive liabilities, especially interest-bearing transaction accounts such as NOW and Money Market accounts, reached levels such that additional rate reductions were not practical, thus reducing our ability to lower our cost of funds even as the rates we earned on interest-earning assets continued to decline. While our rate sensitive assets such as loans and investment securities continued to mature and pay-out, proceeds from these earning assets were reinvested at lower rates. The yield on average earning assets, on a tax-equivalent basis, fell 89 basis points during 2003 to 5.68% compared to 6.57% in 2002.

Total interest income increased $1.1 million during 2003 compared to 2002, due to an increase of $67.2 million in average earning assets. Approximately $4.2 million in interest income can be attributed to the additional volume of earning assets while the effect of lower rates reduced the additional income by approximately $3.0 million.

Total interest expense decreased $89 thousand during 2003 compared to 2002, the result of a lower interest rate environment. Our cost of funds during 2003 was 1.71%, a decrease of 48 basis points when compared to 2.19% in 2002. The volume of average interest-bearing liabilities increased $62.9 million in 2003 and as a result increased interest expense by approximately $1.5 million. The effect of lower interest rates paid on interest-bearing liabilities during 2003 resulted in reduced interest expense of $1.6 million producing a net decrease in interest expense of less than $100 thousand.

Average Consolidated Balances and Net Interest Income Analysis

	Year Ended December 31,
	2004			2003			2002
	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense	Average Balance	Yield/ Rate	Income/ Expense
	(Dollars in thousands)
Assets:
Loans—net(1)	$308,207	5.91%	$18,202	$251,243	6.31%	$15,850	$202,334	7.15%	$14,471
Taxable securities	84,711	3.92	3,323	86,511	4.21	3,644	71,832	5.47	3,927
Non-taxable securities(2)	34,384	5.05	1,735	25,932	5.38	1,395	23,044	5.74	1,323
Overnight investments	4,222	1.73	73	5,021	1.23	62	4,260	2.35	100

Total interest-earning assets	431,524	5.41	23,333	368,707	5.68	20,951	301,470	6.57	19,821
Cash and due from banks	24,393			19,932			13,947
Bank premises and equipment, net	14,056			10,364			8,193
Other assets	14,188			11,094			10,171

Total assets	$484,161			$410,097			$333,781

Liabilities and Shareholders’ Equity:
Interest-bearing deposits	$313,661	1.36%	$4,273	$252,104	1.43%	$3,594	$214,514	2.01%	$4,310
Short-term borrowings	15,936	1.52	243	19,735	1.33	262	10,121	1.14	115
Long-term obligations	35,495	3.96	1,405	34,236	4.06	1,391	18,500	4.92	911

Total interest-bearing liabilities	365,092	1.62	5,921	306,075	1.71	5,247	243,135	2.19	5,336
Non-interest-bearing deposits	85,432			72,221			61,158
Other liabilities	2,424			1,677			2,179
Shareholders’ equity	31,213			30,124			27,309

Total liabilities and shareholders’ equity	$484,161			$410,097			$333,781

Net interest income and net yield on interest-earning assets (FTE)(3)		4.04%	$17,412		4.26%	$15,704		4.80%	$14,485

Interest rate spread (FTE)(4)		3.79%			3.97%			4.38%

(1)	Average loans include non accruing loans, net of allowance for loan losses. Amortization of deferred loan fees of $481,000, $325,000, and $333,000 for 2004, 2003, and 2002, respectively, are included in interest income.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%.

The taxable equivalent adjustment was $590,000, $474,000, and $449,000 for the years 2004, 2003, and 2002, respectively.

(3)	Net interest margin is computed by dividing net interest income by total average earning assets, net of the allowance of loan losses.
(4)	Interest rate spread equals the earning asset yield minus the interest-bearing liability rate.

The following table presents the relative impact on net interest income of the volume of earning assets and interest bearing liabilities and the rates earned and paid by us on such assets and liabilities. Variances resulting from a combination of changes in rate and volume are allocated in proportion to the absolute dollar amount of the change in each category.

Change in Interest Income and Expense on Tax Equivalent Basis

	2004 compared to 2003			2003 compared to 2002
	Volume(1)	Rate(1)	Net	Volume(1)	Rate(1)	Net
	(Dollars in thousands)
Loans	$3,479	$(1,127)	$2,352	$3,292	$(1,913)	$1,379

Taxable securities	(73)	(248)	(321)	710	(993)	(283)

Non-taxable securities(2)	441	(101)	340	160	(88)	72

Overnight investments	(12)	23	11	14	(52)	(38)

Interest income	3,835	(1,453)	2,382	4,176	(3,046)	1,130

Interest-bearing deposits	858	(179)	679	645	(1,361)	(716)

Short-term borrowings	(54)	35	(19)	118	29	147

Long-term obligations	50	(36)	14	707	(227)	480

Interest expense	854	(180)	674	1,470	(1,559)	(89)

Net interest income	$2,981	$(1,273)	$1,708	$2,706	$(1,487)	$1,219

(1)	The combined rate/volume variance for each category has been allocated equally between rate and volume variances.
(2)	Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $590,000, $474,000, and $449,000 for the years 2004, 2003, and 2002, respectively.

Rate Sensitivity Analysis

Rate sensitivity analysis, an important aspect of achieving satisfactory levels of net interest income, is the management of the composition and maturities of rate-sensitive assets and liabilities. The following table sets forth our interest sensitivity analysis at December 31, 2004 and describes, at various cumulative maturity intervals, the gap-ratios (ratios of rate-sensitive assets to rate-sensitive liabilities) for assets and liabilities that we consider rate sensitive. The interest-sensitivity position has meaning only as of the date for which it was prepared.

The difference between interest-sensitive asset and interest-sensitive liability repricing within time periods is referred to as the interest-rate-sensitivity gap. Gaps are identified as either positive (interest-sensitive assets in excess of interest-sensitive liabilities) or negative (interest-sensitive liabilities in excess of interest-sensitive assets).

As of December 31, 2004, we had a negative one-year cumulative gap of 25.7%. We have interest-earning assets of $209.8 million maturing or repricing within one year and interest-bearing liabilities of $324.0 million repricing or maturing within one year. This is primarily the result of interest sensitive liabilities being used to fund longer term interest-earning assets, such as loans and investment securities. A negative gap position implies that interest-bearing liabilities (deposits and other borrowings) will reprice at a faster rate than interest-earning assets (loans and investments). In a falling rate environment, a negative gap position will generally have a positive effect on earnings, while in a rising rate environment this will generally have a negative effect on earnings.

On December 31, 2004, our savings and core time deposits of $228.9 million included savings, NOW and Money Market accounts of $118.1 million. In our rate sensitivity analysis, these deposits are considered as repricing in the earliest period (3 months or less) because the rate we pay on these interest-bearing deposits can be changed weekly. However, our historical experience has shown that changes in market interest rates has little, if any, effect on those deposits within a given time period and, for that reason, those liabilities could be considered non-rate sensitive. If those deposits were excluded from rate sensitive liabilities, our rate sensitive assets and liabilities would be more closely matched at the end of the one-year period.

Rate Sensitivity Analysis as of December 31, 2004

	3 Months Or less	4 to 12 Months	Total within 12 Months	Over 12 Months	Total
	(Dollars in thousands)
Earning Assets:
Loans—gross	$196,106	$10,558	$206,664	$122,866	$329,530
Investment securities	365	842	1,207	111,114	112,321
FHLB stock	1,947	—	1,947	—	1,947

Total earning assets	$198,418	$11,400	$209,818	$233,980	$443,798

Percent of total earning assets	44.7%	2.6%	47.3%	52.7%	100.0%
Cumulative percentage of total earning assets	44.7	47.3	47.3	100.0

Interest-bearing liabilities:
Time deposits of $100,000 or more	$40,800	$41,512	$82,312	$13,678	$95,990
Savings, NOW and Money Market deposits	118,103	—	118,103	—	118,103
Other time deposits	37,009	63,527	100,536	10,288	110,824
Short-term borrowings	20,007	3,000	23,007	—	23,007
Long-term obligations	—	—	—	31,310	31,310

Total interest-bearing liabilities	$215,919	$108,039	$323,958	$55,276	$379,234

Percent of total interest-bearing liabilities	56.9%	28.5%	85.4%	14.6%	100.0%
Cumulative percent of total interest-bearing liabilities	56.9	85.4	85.4	100.0

Ratios:
Ratio of earning assets to interest-bearing liabilities (gap ratio)	91.9%	10.6%	64.8%	423.3%	117.0%
Cumulative ratio of earning assets to interest-bearing liabilities (cumulative gap ratio)	91.9%	64.8%	64.8%	117.0%
Interest sensitivity gap	$(17,501)	$(96,639)	$(114,140)	$178,704	$64,564
Cumulative interest sensitivity gap	$(17,501)	$(114,140)	$(114,140)	$64,564	$64,564
As a percent of total earning assets	(3.9)%	(25.7)%	(25.7)%	14.5%	14.5%

As of December 31, 2004, approximately 47.3% of our interest-earning assets could be repriced within one year and approximately 88.7% of interest-earning assets could be repriced within five years. Approximately 85.4% of interest-bearing liabilities could be repriced within one year and 94.7% of interest-bearing liabilities could be repriced within five years.

Market Risk

Our primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest-earning assets and interest-bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by our interest-earning assets or the cost of our interest-bearing liabilities, thus directly impacting our overall earnings.

We actively monitor and manage interest rate risk. One way this is accomplished is through the development of and adherence to our asset/liability policy. This policy sets forth our strategy for matching the risk characteristics of interest-earning assets and interest-bearing liabilities so as to mitigate the effect of changes in the rate environment.

Market Risk Analysis

	Principal Maturing in Years ended December 31,
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(Dollars in thousands)
Assets:
Loans
Fixed rate	$15,554	$21,333	$30,250	$29,249	$26,377	$15,660	$138,423	$136,512
Average rate (%)	6.59	6.58	6.29	6.05	6.20	6.15	6.28
Variable rate	$68,441	$13,605	$19,111	$23,531	$31,330	$35,089	$191,107	$191,107
Average rate (%)	5.78	5.55	5.59	5.40	5.41	5.73	5.63
Investment securities
Fixed rate	$521	$1,618	$2,306	$6,340	$6,315	$95,687	$112,787	$112,321
Average rate (%)	5.49	4.14	3.51	4.16	4.53	4.35	4.35
Liabilities:
Savings and interest-bearing checking
Variable rate	$118,103	—	—	—	—	—	$118,103	$118,103
Average rate (%)	0.42	—	—	—	—	—	0.42
Certificates of deposit
Fixed rate	$182,292	$11,304	$2,862	$4,413	$5,387	—	$206,258	$205,372
Average rate (%)	2.15	2.73	3.31	3.45	3.85	—	2.27
Variable rate	$556	—	—	—	—	—	$556	$556
Average rate (%)	1.73	—	—	—	—	—	1.73
Short-term borrowings
Variable rate	$23,007	—	—	—	—	—	$23,007	$23,007
Average rate (%)	2.39	—	—	—	—	—	2.39
Long-term obligations
Fixed rate	—	$13,000	$3,000	—	—	$5,000	$21,000	$21,067
Average rate (%)	—	3.82	3.70	—	—	4.44	3.95
Variable rate	—	—	—	—	—	$10,310	$10,310	$10,310
Average rate (%)	—	—	—	—	—	6.00	6.00

Inflation and Other Issues

Because our assets and liabilities are primarily monetary in nature, the effect of inflation on our assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, management believes our financial results are influenced more by our ability to react to changes in interest rates than by inflation.

Except as discussed in this Management’s Discussion and Analysis, management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations. Management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

Noninterest Income

Noninterest income, principally charges and fees assessed against our customers for the use of our services, is a significant contributor to net income. The following table presents the components of noninterest income for 2004, 2003 and 2002.

Noninterest Income

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Service charges on deposit accounts	$3,387	$3,365	$2,793
Other service charges and fees	1,693	1,627	1,270
Net gain on sale of securities	308	136	80
Impairment charge on investments	(1,388)	—	—
Income from bank owned life insurance	288	246	269
Gain on proceeds of insurance settlement	396	—	—
Other	118	90	59

Total	$4,802	$5,464	$4,471

Noninterest income decreased $662 thousand or 12.1% to $4.8 million during 2004 compared to $5.4 million in 2003. This decrease is principally due to an impairment charge of $1.4 million on $5.7 million of FHLMC and FNMA perpetual preferred stock that we recognized in 2004. The reclassification of an unrealized mark-to-market loss on these securities to an other-than-temporary charge was based upon a detailed impairment analysis and does not necessarily reflect the expected long-term value of these government sponsored investment grade securities. Unrealized gains and losses on the securities were previously recognized in accumulated other comprehensive loss in the shareholders’ equity section of the balance sheet. The impairment charge was partially offset by a gain on insurance proceeds in 2004 of $317 thousand for property damage we sustained as a result of Hurricane Isabel in 2003 and an insurance recovery of $79 thousand on a wire transfer fraud that was charged off in late 2003. Service charges on deposit accounts increased by $22 thousand or 0.65% as Overdraft Banking Privilege (ODP) fee income increased slightly when compared to 2003. Other service charges and fees increased $65 thousand or 4.02% in 2004 over the prior year period due to increases in net merchant discount fees generated by our credit card and merchant services department and increased net Business Manager service charge fees of $39 thousand. During 2004, we had a net gain on the sale of securities of $308 thousand compared to net gain of $136 thousand during 2003.

Noninterest income increased $994 thousand or 22.2% to $5.4 million during 2003 compared to noninterest income of $4.5 thousand in 2002. Service charges on deposit accounts increased $572 thousand in 2003 over the prior year. The increase in deposit account service charges was principally due to continued success of our ODP banking product designed to assist customers in the event of checking account overdrafts by automatically advancing funds to their account. ODP fees net of uncollected and charged-off ODP advances of $213 thousand increased $570 thousand during 2003. ODP advances are charged-off once the account has maintained a negative balance for 45 consecutive days. Other service charges and fees increased $357 thousand in 2003 over the prior year period. In order to take advantage of a 40 year low in home mortgage rates, we expanded the number of our mortgage loan origination facilities in 2003. We also increased mortgage origination staff and introduced new mortgage products to meet increased mortgage demands from our customers, resulting in increased origination fees of $194 thousand over fees earned in 2002. In addition, our investment brokerage staff increased fees by $152 thousand over 2002. In 2003, we entered into a relationship with a local insurance specialist firm in order to enhance our insurance options available to our customers. We anticipate that our mortgage, investment, and insurance products will continue to play an increasing role in our future success. During 2003, we had a net gain on the sale of securities of $136 thousand compared to $80 thousand in 2002.

Noninterest Expense

Noninterest expense increased $1.1 million or 7.4% to $15.5 million in 2004 compared to $14.4 million in 2003. This increase is principally due to increases in salary and benefits expense of $648 thousand. The following table presents the components of noninterest expense for 2004, 2003 and 2002.

Noninterest Expense

	Year Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Salaries	$5,874	$5,290	$4,749
Retirement and other employee benefits	2,126	2,061	1,953
Occupancy	1,301	1,266	1,002
Equipment	1,696	1,459	1,372
Professional fees	316	343	315
Supplies	329	337	294
Telephone	389	480	313
Postage	238	213	213
Other	3,246	3,002	2,763

Total	$15,515	$14,451	$12,975

Salary expense increased $583 thousand or 11.0% in 2004 over the prior year period as a result of general salary increases of $123 thousand and additional staffing expense within our mortgage department and home office of $134 thousand and $124 thousand, respectively. Additional salary expenses of $182 thousand in 2004 were associated with our newly opened full service offices in Williamston, Morehead City and Wilmington. Benefits expense during 2004 compared to 2003 increased $65 thousand or 3.2% principally due to an increase in premiums for employee group insurance of $56 thousand and employee FICA taxes of $44 thousand. Restricted stock incentive expense increased $45 thousand in 2004 over the prior year period due to additional restricted stock awarded in 2004. These increases in employee benefits were partially offset by a reduction in incentive expense of $130 thousand in 2004 when compared to 2003. Occupancy expense increased $35 thousand or 2.81% as property taxes and insurance increased $59 thousand or 29.4% and janitorial expense increased $39 thousand or 27.2% due to the new branch offices and main home office buildings. These increases were partially offset by reduction of depreciation expense of approximately $66 thousand on the Bank’s flood damaged accounting and operations facility, damage that occurred as a result of Hurricane Isabel in 2003. Equipment expense increased $270 thousand or 16.2% in 2004 relative to 2003 due principally to an increase in equipment maintenance of $147 thousand or 40.6% and an increase in equipment rental expense of $123 thousand or 59.8%. Telephone expense decreased $91 thousand or 18.9% for the six months ended June 30, 2005 when compared to the same period of 2004. Long distance telephone expense decreased $65 thousand or 85.8% over the prior year, as we received a credit adjustment of $33 thousand due to being over charged by our long distance carrier in prior billing periods. Other operating expenses increased $245 thousand from $3.0 million in 2003 to $3.2 million for 2004. The increase is primarily due to the charge-off of $92 thousand in checks paid into overdraft that were deemed non-collectible in the current period. We experienced losses on sale of repossessed assets that amounted to $58 thousand.

Noninterest expense in 2003 increased $1.5 million or 11.4% to $14.5 million compared to $13.0 million in 2002. This increase is principally due to increased salary and occupancy expense resulting from the expansion of banking locations, services and products. Salary and employee benefits expense increased $649 thousand or 9.7% from 2002 to 2003. Salary expense increased $541 thousand in 2003 over the prior year period, primarily the result of incremental salary expense of $346 thousand associated with our mid-year opening of our full-service branch in Williamston, additional staffing of our mortgage origination offices and loan production offices in

Morehead City and Wilmington opened in January 2003. Employee salary expense increased $195 thousand in 2003 compared to 2002 due to annual merit increases of approximately 4.0% and increased number of personnel. Employee benefit expense increased $108 thousand in 2003 over the prior year period due to increased employee group insurance premiums of $107 thousand when compared to premiums paid in 2002. Occupancy expense increased $264 thousand or 26.3% in 2003 relative to 2002 principally as the result of accelerated depreciation expense of $130 thousand on our main office branch facility as we replaced the existing branch structure with a new corporate and branch office in 2004. An additional $68 thousand of occupancy expense in 2003 is directly attributable to the opening of the new Williamston office and two loan production offices. Bank supplies increased $43 thousand from the prior year period primarily as the result of increased forms and computer related supplies. Telephone and data communications expense increased $167 thousand in 2003 over the prior year period, as we implemented a new voice and data system, upgraded to provide bank-wide voicemail and additional bandwidth to promote our network capabilities. Other operating expenses increased $238 thousand to $3.0 million from the 2002 level of $2.8 million. Approximately $125 thousand of the increase in other operating expense resulted from our charging off of a returned check involved in a fraudulent wire transfer that occurred during the year. Fees for credit card and merchant services provided for us from outside vendors increased $85 thousand.

Income Taxes

Income tax expense for 2004 and 2003 was $2.0 million and $1.7 million, respectively, resulting in effective tax rates of 38.2% and 30.3%, respectively. The increase in our effective tax rate for 2004 was due to the change in valuation allowance as a result of the $1.4 million impairment charge on investments taken at year end 2004. The valuation allowance for deferred tax assets was $534 thousand and none for the years ended December 31, 2004 and 2003, respectively. The valuation allowance required at December 31, 2004 was for certain unrealized capital losses related to perpetual preferred stock issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. These losses are capital in character and we may not have current capital gain capacity to offset these losses. The effective tax rates in year 2003 differ from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on certain securities in our investment portfolio and state income tax expense.

Income tax expense for 2003 and 2002 was $1.7 million and $1.4 million, respectively, resulting in effective tax rates of 30.3% and 28.7%, respectively. The increase in our effective tax rate for 2003 is the result of an increased state tax liability. Changes in the mix of investments within our investment portfolio during 2003 away from state tax exempt securities resulted in a higher state tax liability. The effective tax rates in both years differ from the federal statutory rate of 34.0% primarily due to tax-exempt interest income we earned on certain securities in our investment portfolio.

Financial Condition at December 31, 2004, 2003 and 2002

At December 31, 2004, total assets increased $66.9 million to $501.9 million, an increase of 15.4% when compared to total assets of $435.0 million at December 31, 2003. Asset growth was funded by an increase in interest-bearing demand deposits of $13.5 million, an increase in non-interest-bearing demand deposits of $6.6 million and increased savings and time deposits of $38.1 million.

Total assets as of December 31, 2003 increased $48.7 million to $435.0 million, an increase of 12.6% when compared to total assets of $386.3 million at December 31, 2002. Asset growth was funded by an increase in non-interest-bearing demand deposits of $12.8 million, an increase in interest-bearing demand deposits of $10.2 million and increased savings and time deposits of $28.7 million.

We believe our financial condition is sound. The following discussion focuses on the factors considered by us to be important in assessing our financial condition.

The following table sets forth the relative composition of our balance sheets at December 31, 2004, 2003 and 2002.

Distribution of Assets and Liabilities

	December 31,
	2004		2003		2002
	(Dollars in thousands)
Assets:
Loans, net	$325,230	64.8%	$278,031	63.9%	$224,733	58.2%
Investment securities	112,321	22.4	101,821	23.4	120,317	31.1
FHLB stock	1,947	0.4	1,100	0.3	1,428	0.5
Federal funds sold	—	—	—	—	2,000	0.5

Total earning assets	439,498	87.6	380,952	87.6	348,478	90.2
Cash and due from banks	28,263	5.7	27,384	6.4	18,345	4.7
Bank premises and equipment, net	16,939	3.4	11,880	2.7	8,616	2.2
Other assets	17,190	3.4	14,748	3.4	10,866	2.8

Total assets	$501,890	100.0%	$434,964	100.0%	$386,305	100.0%

Liabilities and Shareholders’ Equity:
Demand deposits	$86,216	17.2%	$79,661	18.3%	$66,884	17.3%
Savings, NOW and Money Market deposits	118,103	23.5	102,717	23.6	88,320	22.9
Time deposits of $100,000 or more	95,990	19.1	78,338	18.0	79,896	20.7
Other time deposits	110,824	22.1	92,218	21.2	66,161	17.1

Total deposits	411,133	81.9	352,934	81.1	301,261	78.0
Short-term borrowings	23,007	4.6	18,299	4.2	20,221	5.2
Long-term obligations	31,310	6.3	29,310	6.8	32,000	8.3
Accrued interest and other liabilities	4,363	0.9	3,779	0.9	3,184	0.8

Total liabilities	469,813	93.7	404,322	93.0	356,666	92.3
Shareholders’ equity	32,077	6.4	30,642	7.0	29,639	7.7

Total liabilities and shareholders’ equity	$501,890	100.0%	$434,964	100.0%	$386,305	100.0%

Loans

Loans increased $48.0 million or 17.0% from $281.6 million at December 31, 2003 to $329.5 million at December 31, 2004. We have experienced steady loan demand in all of our existing markets. Real estate related loans increased approximately $57.1 million and accounted for essentially all of the loan growth during 2004. Real estate loans secured by non-farm, non-residential properties increased $44.4 million, while construction loans increased by $12.9 million in 2004. Our two new full service banking offices located in Wilmington and Morehead City contributed approximately 34% of the loan growth achieved in 2004. Our western region increased loans by approximately $27.5 million and the Outer Banks region increased loans by approximately $13.0 million when compared to 2003. We continued to adhere to our strict underwriting standards as we increased our loan portfolio in 2004.

Loans increased $53.7 million or 23.6% from $227.9 million at December 31, 2002 to $281.6 million at December 31, 2003. We experienced steady loan demand in all of our existing markets in 2003 and as well as at our new loan production offices opened during the year. Real estate related loans increased approximately $47.2 million and accounted for nearly 90% of the loan growth during 2003. Real estate loans secured by nonfarm, nonresidential properties increased $30.7 million, while construction loans and real estate secured by residential properties increased by $13.3 million. Our two loan production offices, one located in Wilmington and the other in Morehead City, contributed approximately 24% of the loan growth achieved in 2003.

Our loan portfolio contains no foreign loans, and we believe the portfolio is adequately diversified. Real estate loans represent approximately 65.3% of our loan portfolio. Real estate loans are primarily loans secured by real estate including, mortgage and construction loans. Residential mortgage loans accounted for approximately $24 million or 9.0% of our real estate loans at December 31, 2004. Commercial loans are spread throughout a variety of industries, with no particular industry or group of related industries accounting for a significant portion of the commercial loan portfolio. At December 31, 2004, our ten largest loans accounted for approximately 6.8% of our loans outstanding. As of December 31, 2004, we had outstanding loan commitments of approximately $87.7 million. The amounts of loans outstanding and the percentage that such loans represented of total loans at the indicated dates are shown in the following table according to loan type.

Loan Composite

	December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Real estate—construction	$36,982	$24,119	$19,188	$12,881	$7,803
Real estate—commercial, residential and other(1)	203,317	159,185	118,969	91,198	91,607
Installment loans	9,996	11,569	13,705	12,012	12,449
Credit cards and related plans	4,989	4,535	3,970	3,884	3,960
Commercial and all other loans	74,246	82,173	72,051	68,886	57,147

Total	$329,530	$281,581	$227,883	$188,861	$172,966

(1)	The majority of the commercial real estate is owner-occupied and operated.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table sets forth the maturity distribution of our loans as of December 31, 2004. A significant majority of our loans maturing after one year reprice at two and three year intervals. In addition, approximately 58.0% of our loan portfolio is comprised of variable rate loans.

Loan Maturities at December 31, 2004

	Due in 1 year or less	Due after 1 year through 5 years		Due after 5 years
		Floating	Fixed	Floating	Fixed	Total
	(Dollars in thousands)
Real estate—construction	$16,252	$12,380	$6,479	$1,394	$477	$36,982
Real estate—commercial	36,582	51,290	73,814	29,040	12,591	203,317
Installment loans	1,390	770	7,445	103	288	9,996
Credit cards and related plans	4,893	73	—	23	—	4,989
Commercial and all other loans	25,647	23,063	19,471	3,764	2,301	74,246

Total	$84,764	$87,576	$107,209	$34,324	$15,657	$329,530

Allowance for Loan Losses

We consider the allowance for loan losses adequate to cover estimated loan losses relating to the loans outstanding as of each reporting period. The procedures and methods used in the determination of the allowance necessarily relies upon various judgements and assumptions about economic conditions and other factors affecting our loans. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Those agencies may require us to recognize adjustments to the allowance for loan losses based on their judgments about the information available to them at the time of their examinations. No assurance can be given that we will not in any particular period sustain loan losses that are sizable in relation to the amount reserved or that subsequent evaluations of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges to earnings.

The following table summarizes the balances of loans outstanding, average loans outstanding, changes in the allowance arising from charge-offs and recoveries by category and additions to the allowance that have been charged to expense.

Analysis of the Allowance for Loan Losses

	Year ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Total loans outstanding at end of year—gross	$329,530	$281,581	$227,883	$188,861	$172,966

Average loans outstanding—gross	$312,082	$254,830	$205,272	$183,612	$161,356

Allowance for loan losses at beginning of year	$3,550	$3,150	$2,850	$2,800	$2,700
Loans charged-off:
Real estate	$6	$—	$—	$136	$6
Installment loans	103	200	134	83	45
Credit cards and related plans	38	39	123	124	72
Commercial and all other loans	34	111	188	103	114

Total charge-offs	$181	$350	$445	$446	$237
Recoveries of loans previously charged-off:
Real estate	$—	$14	$1	$25	$2
Installment loans	50	43	21	14	23
Credit cards and related plans	15	18	24	15	31
Commercial and all other loans	62	37	59	3	39

Total recoveries	127	112	105	57	95
Net charge-offs	54	238	340	389	142
Provision for loan losses	804	638	640	439	242

Allowance for loan losses at end of year	$4,300	$3,550	$3,150	$2,850	$2,800

Ratios:
Net charge-offs during year to average loans outstanding	0.02%	0.09%	0.17%	0.21%	0.09%
Allowance for loan losses to loans at year-end	1.30	1.26	1.38	1.51	1.62
Allowance for loan losses to nonperforming loans	4,175	1,868	765	1,338	1,443

The allowance for loan losses is created by direct charges to earnings. Losses on loans are charged against the allowance in the period in which such loans, in our opinion, become uncollectible. Recoveries during the period are credited to this allowance. The factors that influence our judgment in determining the amount charged to operating expense as a provision to add to the allowance for loan losses include past due loan loss experience, composition of the loan portfolio, evaluation of estimated loan losses and current economic conditions. Our loan watch committee, which includes three members of senior management as well as regional managers and other credit administration personnel, conducts a quarterly review of all loans classified as substandard. This review follows a re-evaluation by the account officer who has primary responsibility for the relationship.

At December 31, 2004, the allocated portion of the allowance for loan losses assigned to real estate loans increased $247 thousand or 9.9% compared to the portion of the allowance for loan losses allocated to real estate loans at December 31, 2003. The shift in allocation is primarily the result of loan volume growth of real estate loans and risk grades assigned to individual loans during our assessment of credit quality during 2004.

Our unallocated portion of the allowance for loan losses increased $29 thousand or 69.1% as the result of our evaluation of various conditions that are not directly measured by any other component of the reserve and that are not tied to particular categories of or individual loans. One element of this evaluation is the seasoning of the loan portfolio.

The following table sets forth the allocation of allowance for loan losses and percent of our total loans represented by the loans in each loan category for each of the years presented.

Allocation of the Allowance for Loan Losses

	December 31,
	2004		2003		2002		2001		2000
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate	$2,734	72.92%	$2,487	65.3%	$1,815	60.7%	$1,587	55.2%	$1,660	57.6%
Installment loans	134	3.03	82	4.1	128	6.0	192	6.4	154	7.2
Credit cards and related plans	165	1.51	162	1.6	137	1.8	142	2.1	170	2.3
Commercial and all other loans	1,196	22.54	777	29.0	818	31.5	809	36.3	686	32.9

Total allocated	4,229	100.0%	3,508	100.0%	2,898	100.0%	2,730	100.0%	2,670	100.0%
Unallocated	71		42		252		120		130

Total	$4,300		$3,550		$3,150		$2,850		$2,800

Nonperforming Assets and Past Due Loans

The following table summarizes our nonperforming assets and past due loans at the dates indicated.

Nonperforming Assets and Past Due Loans

	December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Non-accrual loans	$66	$147	$351	$146	$121
Loans past due 90 or more days still accruing	—	—	—	94	—
Restructured loans	37	43	61	67	73
Repossessions	—	230	—	25	2
Foreclosed properties	35	24	26	171	58

Total	$138	$444	$438	$503	$254

At December 31, 2004 and 2003, nonperforming assets and past due loans were approximately 0.04% and 0.16%, respectively, of the loans outstanding at such dates. The impact of our non-accrual loans at December 31, 2004, on our interest income for the year then ended was not material.

Any loans that are classified for regulatory purposes as loss, doubtful, substandard or special mention, and that are not included as non-performing loans, do not (i) represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results; or (ii) represent material credits about which management has any information which causes management to have serious doubts as to the ability of such borrower to comply with the loan repayment terms.

Off-Balance Sheet Arrangements and Contractual Obligations

We have various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. We also have contractual cash obligations and commitments, including certificates of deposit, other borrowings, operating leases and loan commitments

The following tables set forth our commercial commitments and contractual payment obligations as of December 31, 2004.

	Amount of Commitment Expiration per Period
Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Loan commitments and lines of credit	$87,739	$43,958	$13,299	$3,623	$26,859
Standby letters of credit	996	996	—	—	—

Total commercial commitments	$88,735	$44,954	$13,299	$3,623	$26,859

	Payments Due
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(Dollars in thousands)
Long-term obligations	$31,310	$—	$16,000	$—	$15,310
Short-term borrowings	23,007	23,007	—	—	—
Operating leases	3,573	463	897	501	1,712
Deposits	411,133	387,166	14,167	9,800	—

Total contractual obligations	$469,023	$410,636	$31,064	$10,301	$17,022

Investment Portfolio

At December 31, 2004, our investment portfolio increased by $10.5 million, or 10.3% to $112.3 from $101.8 million at December 31, 2003. The increase resulted from a $20.0 million leverage strategy implemented in the first quarter of 2004 in which we used FHLB borrowings and brokered deposits to finance the purchase of additional investment securities. The increase in investment securities due to our leverage investment strategy was offset by proceeds from sales and maturities of other investment securities. Monthly cash flow from fixed rate mortgage-backed products provided a portion of the funding for the loan growth experienced in 2004.

Our investment portfolio decreased by $18.5 million, a decrease of 15.4% from $120.3 million at December 31, 2002 to $101.8 million at December 31, 2003. The decrease was a planned and anticipated event resulting from the cost recovery and leverage strategy implemented in the third quarter of 2002. Monthly cash flow from fixed rate mortgage-backed securities provided a third of the funding for the loan growth experienced in 2003.

The carrying values of investment securities held by us at the dates indicated are summarized as follows:

Investment Portfolio Composition

	December 31,
	2004	Percentage	2003	Percentage	2002	Percentage
	(Dollars in thousands)
Securities available-for-sale:
U.S. Government agency securities	$10,963	9.8%	$17,626	17.3%	$12,838	10.7%
Collaterized mortgage obligations	20,980	18.7	12,463	12.2	21,120	17.6
Mortgage-backed securities	45,067	40.1	40,246	39.5	59,282	49.3
Tax-exempt municipal securities	31,034	27.6	26,433	26.0	21,327	17.7
Preferred stock	4,277	3.8	5,053	5.0	5,750	4.8

Total investments	$112,321	100.0%	$101,821	100.0%	$120,317	100.0%

The following table shows maturities of the carrying values and the weighted average yields of investment securities held by us at December 31, 2004.

Investment Portfolio Maturity Schedules

	3 Months or Less	Over 3 Months Through 1 Year	Over 1 Year Through 5 Years	Over 5 Years But Within 10 Years	Over 10 Years
	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Amount/ Yield	Total/ Yield
	(Dollars in thousands)
Available-for-sale:
U.S. Government agency securities	$—	$—	$10,963	$—	$—	$10,963
	—	—	3.65%	—		3.65%
Collaterized mortgage obligations(1)	$170	—	$20,810	—	—	$20,980
	5.46%	—	4.06%	—	—	4.07%
Mortgage-backed securities(1)	—	—	$39,819	$5,248	—	$45,067
	—	—	3.84%	4.71%	—	3.94%
Tax-exempt municipal securities	$195	$842	$6,942	$10,964	$12,091	$31,034
	4.67%	5.70%	5.39%	5.82%	5.79%	5.70%
Preferred stock	—	—	—	—	$4,277	$4,277
					1.75%	1.75%

Total investments	$365	$842	$78,534	$16,212	$16,368	$112,321

	5.04%	5.70%	4.00%	5.45%	3.97%	4.33%

(1)	Mortgage-backed securities (MBS) and collaterized mortgage obligations (CMO) maturities are based on the average life at the projected prepayment assumptions. Yields on tax-exempt investments have been adjusted to a fully taxable-equivalent basis (FTE) using the federal income tax rate of 34%. The taxable equivalent adjustment was $590,000, $474,000, and $449,000 for the years 2004, 2003, and 2002, respectively. The weighted average yields shown are calculated on the basis of cost and effective yields for the scheduled maturity of each security. At December 31, 2004 the market value of the investment portfolio was approximately $466,000 below its book value, which is primarily the result of higher market interest rates compared to the interest rates on the investments in the portfolio.

Deposits

Total deposits at December 31, 2004 were $411.1 million, an increase of $58.2 million or 16.5% compared to total deposits of $352.9 million at December 31, 2003. Interest bearing demand deposits increased $13.5 million or 16.6% during 2004, of which $8.5 million was attributable to increases in Money Market accounts. Our six branches located on the “Outer Banks” of North Carolina generated approximately half of the increase. Noninterest-bearing demand deposit accounts increased $6.6 million or 8.23%.

During 2004 and 2003, we continued to look to the wholesale funds market to augment our traditional sources of asset funding. As part of our liquidity and funding strategy, we replaced a portion of deposits of local municipalities, which require us to pledge qualifying investment securities as collateral, with wholesale funds. We subscribe to an Internet bulletin board service to advertise our deposit rates. We generated $37.8 million in certificates of deposit through that service in 2004. We also used a brokerage firm in 2004 to obtain an additional $9.8 million in certificates of deposit. At year-end 2004 and 2003, we had approximately $58.2 and $32.3 million, respectively, in these types of deposits, most of which have a maturity of two years or less and carried an interest rate slightly higher than the rates we pay for deposits in our local markets.

The average balance of deposits and interest rates thereon for the years ended December 31, 2004, 2003, and 2002 are summarized below.

Average Deposits

	Year ended December 31,
	2004		2003		2002
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
	(Dollars in thousands)
Interest-bearing demand deposits	$91,404	0.41%	$77,855	0.52%	$67,787	0.76%
Savings deposits	22,500	0.50	18,596	0.54	15,510	0.59
Time deposits	199,757	1.90	155,653	1.98	131,217	2.82

Total interest-bearing deposits	313,661	1.36	252,104	1.43	214,514	2.01
Noninterest-bearing deposits	85,432		72,221		61,158

Total deposits	$399,093	1.07%	$324,325	1.11%	$275,672	1.56%

We have a stable base of time deposits consisting principally of certificates of deposit and individual retirement accounts obtained from individual customers. Deposits of certain local governments and municipal entities represented approximately 13.3% of our total deposits at December 31, 2004. All such public funds are collateralized by our pledge of qualifying investment securities.

As of December 31, 2004, we held approximately $79.5 million in time deposits of $100,000 or more of individuals, local governments or municipal entities and $16.5 million of wholesale deposits of $100,000 or more. Non-brokered time deposits less than $100,000 was approximately $69.1 million at December 31, 2004. The following table is a maturity schedule of our time deposits as of December 31, 2004.

Time Deposit Maturity Schedule

	3 Months or Less	Over 3 Through 6 months	Over 6 Through 12 months	Over 12 Months	Total
	(Dollars in thousands)
Time certificates of deposit of $100,000 or more	$38,218	$19,612	$17,984	$3,676	$79,490
Time certificates of deposit less than $100,000	26,687	18,575	15,820	8,025	69,107
Wholesale time certificates of deposit	12,904	11,308	21,740	12,265	58,217

Total time deposits	$77,809	$49,495	$55,544	$23,966	$206,814

Total deposits at December 31, 2003 were $352.9 million, an increase of $51.7 million or 17.1% compared to total deposits of $301.3 million at December 31, 2002. Demand deposits increased $12.8 million or 19.1% during 2003. Our six branches located on the “Outer Banks” of North Carolina generated approximately half of the increase in total deposits during 2003. Interest-bearing deposit accounts increased $10.2 million or 14.3% during 2003, growth that was principally due to growth in NOW account deposits. Growth in NOW account deposits occurred primarily in our Pamlico and Albemarle regions.

During 2003, we looked to the wholesale funds market to augment our traditional sources of asset funding. In February 2003, we obtained $10 million of brokered deposits, consisting of equal amounts of six-month and one-year term deposits. Also, we subscribe to an Internet bulletin board service to advertise our certificate of deposit rates. At year-end 2003, we had approximately $27.3 million in deposits obtained through advertising certificate of deposit rates on that service, most of which had a maturity of two years or less and carried an interest rate slightly higher than those paid in our local markets.

Long-Term Obligations

On June 26, 2002 we completed a private issuance of $10.0 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. (See page 34 for a more complete discussion of our trust preferred securities.)

Shareholders’ Equity

Shareholders’ equity increased by $1.4 million from December 31, 2003 to December 31, 2004, as we generated net income of $3.3 million and recognized deferred compensation of $98 thousand on restricted stock awards. We experienced an increase in net unrealized losses on available-for-sale securities of $528 thousand, which was included in accumulated other comprehensive loss. During 2004, we repurchased 8,600 shares or $253 thousand of our stock, and we declared cash dividends of $1.2 million or $0.57 per share during 2004 compared to $1.0 million or $0.50 per share in the prior year period.

Shareholders’ equity increased $1.0 million from December 31, 2002 to December 31, 2003, as we generated net income of $3.9 million and recognized deferred compensation of $54 thousand on restricted stock awards. We experienced a decrease in net unrealized gains on available-for-sale securities of $1.7 million which reduced accumulated other comprehensive income. During 2003, we repurchased 10,500 shares or $209 thousand of our stock. We declared cash dividends of $1.0 million or $0.50 per share during 2003 compared to $0.40 per share in the prior year period.

Recent Accounting Pronouncements

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position (SOP) 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on our consolidated financial statements.

On May 19, 2004, the FASB released FASB Staff Position (FSP) FAS No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a subsidy for employers that sponsor postretirement health care plans that provide prescription drug benefits. The net periodic postretirement benefit cost disclosed does not reflect any amount associated with the subsidy because we have been unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

In December 2004, the FASB issued Statement of Financial Accounting SAFS No.123(R), which revises SFAS No. 123 and supersedes APB 25. SFAS No.123(R) eliminates an entity’s ability to account for share-based payments using APB 25 and requires all such transactions to be accounted for using fair value based method. In addition, although it does not require use of a binomial lattice model, SFAS No. 123(R) indicates that a binomial lattice model may be more effective in valuing employee stock options than the Black-Scholes model, which was primarily developed to value publicly traded options. In April 2005, the Securities Exchange Commission deferred the effective date of SFAS No.123(R) from the interim or annual period beginning after June 15, 2005 to the next fiscal year beginning after June 15, 2005. SFAS No.123(R) is not expected to have a material impact on our consolidated statements of income or balance sheets. If we had included the cost of employee stock option compensation in our consolidated financial statements, our net income in the first six months of 2005 and 2004 would have been lower by approximately $5 thousand and $3 thousand, respectively, using a Black-Scholes model.

Summary Quarterly Financial Information

The following table contains summary financial information for each quarterly period listed below. This information has been derived from our unaudited interim consolidated financial statements. This information has not been audited but, in the opinion of our management, it includes all adjustments (consisting only of normal recurring adjustments) which management considers necessary for a fair presentation of our results for those periods. You should read this information in conjunction with our audited year end and unaudited interim consolidated financial statements that appear elsewhere in this prospectus. Our results for quarterly periods shown in the table are not necessarily indicative of our results for any future period.

	2005		2004				2003
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(Dollars in thousands, except per share data)
Summary of Operations

Income Statement Data:
Interest income	$6,841	$6,241	$6,184	$5,854	$5,506	$5,198	$5,104	$5,084	$5,161	$5,127
Interest expense	2,216	1,867	1,715	1,523	1,394	1,287	1,262	1,253	1,335	1,396
Net interest income	4,625	4,374	4,469	4,331	4,112	3,911	3,842	3,831	3,826	3,731
Provision for loan losses	90	100	229	175	250	150	173	225	120	120
Net after provision expense	4,535	4,274	4,240	4,156	3,862	3,761	3,669	3,606	3,706	3,611
Noninterest income	1,618	1,207	(9)	1,485	1,820	1,505	1,246	1,494	1,388	1,336
Noninterest expense	4,369	4,166	3,715	3,973	3,935	3,892	3,711	3,626	3,639	3,475
Income before income taxes	1,784	1,315	516	1,668	1,747	1,374	1,204	1,474	1,455	1,472
Income taxes	519	363	600	500	525	400	355	435	445	465
Net income	1,265	952	(84)	1,168	1,222	974	849	1,039	1,010	1,007

Per Share Data and Shares Outstanding:
Net income - basic	$0.63	$0.47	$(0.04)	$0.58	$0.61	$0.48	$0.42	$0.51	$0.50	$0.50
Net income - diluted	0.62	0.47	(0.04)	0.57	0.60	0.48	0.42	0.51	0.49	0.49
Cash dividends	0.1600	0.1600	0.1425	0.1425	0.1425	0.1425	0.1250	0.1250	0.1250	0.1250
Book value at period end	16.49	15.66	15.74	15.80	14.54	15.52	15.04	14.85	15.01	14.60
Shares outstanding at period end	2,040,042	2,038,242	2,038,242	2,038,242	2,038,242	2,040,842	2,037,929	2,037,929	2,037,929	2,037,929

Balance Sheet Data:
Total assets	$541,136	$516,335	$501,890	$506,168	$489,242	$482,927	$434,964	$419,490	$414,392	$405,002
Investments	104,448	109,093	112,321	118,646	117,586	127,167	101,821	107,631	110,523	116,334
Loans	361,665	336,429	329,530	332,355	315,127	289,738	281,581	268,855	256,636	239,295
Interest-earning assets	478,770	447,605	443,798	452,201	434,271	436,130	384,502	377,736	370,883	364,031
Deposits	455,622	420,959	411,133	415,185	404,097	396,098	352,934	328,657	327,386	317,321
Long-term obligations	31,310	31,310	31,310	31,310	34,310	34,310	29,310	32,000	32,000	32,000
Shareholders’ equity	33,637	31,919	32,077	32,214	29,640	31,675	30,642	30,264	30,594	29,757

Selected Performance Ratios:
Rate of return (annualized) on:
Total assets	0.98%	0.76%	(0.07)%	0.94%	1.01%	0.86%	0.80%	0.99%	1.00%	1.03%
Shareholders’ equity	15.50	11.77	(1.03)	15.20	15.86	12.59	11.05	13.80	13.37	13.54
Dividend payout ratio	25.40	34.04	N/A	24.57	23.36	29.69	29.76	24.51	25.00	25.00

BUSINESS

General

We are a North Carolina corporation organized during 1998 by the Bank and at the direction of its Board of Directors to serve as the Bank’s parent holding company. We operate as a bank holding company registered with the Federal Reserve Board, and our primary business activity is owning the Bank and promoting its banking business. Through the Bank, we engage in a general, community-oriented commercial and consumer banking business. On June 30, 2005, our unaudited consolidated financial statements reflected total assets of approximately $541.1 million, total loans of approximately $361.7 million, total deposits of approximately $455.6 million, and total shareholders’ equity of approximately $33.6 million.

The Bank is an insured, North Carolina-chartered bank that began operations in 1920. Its deposits are insured under the FDIC’s Bank Insurance Fund to the maximum amount permitted by law, and it is subject to supervision and regulation by the FDIC and the North Carolina Commissioner of Banks. The Bank has one active subsidiary, ECB Realty, Inc., which holds title to six of the Bank’s branch offices that it leases to the Bank.

Like other community banks, our net income depends primarily on our net interest income, which is the difference between the interest income we earn on loans, investment assets and other interest-earning assets, and the interest we pay on deposits and other interest-bearing liabilities. To a lesser extent, our net income also is affected by noninterest income we derive principally from fees and charges for our services, as well as the level of our noninterest expenses, such as expenses related to our banking facilities and salaries and employee benefits.

Our operations are significantly affected by prevailing economic conditions, competition, and the monetary, fiscal and regulatory policies of governmental agencies. Lending activities are influenced by the general credit needs of small and medium-sized businesses and individuals in our banking markets, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market interest rates (primarily the rates paid on competing investments), account maturities and the levels of personal income and savings in our banking markets.

Our and the Bank’s headquarters are located at 35050 U.S. Highway 264 East in Engelhard, North Carolina, and our telephone number at that address is (252) 925-9411.

Growth Strategy

Our community banking strategy emphasizes responsiveness, flexibility and personalized service. We intend to grow our business, expand our customer base, increase profitability, improve shareholder value, and enhance the communities we serve. In December of 2003, our Board of Directors adopted a comprehensive strategic plan for our consolidated operations. This formal plan provides strategic goals and time frames for the accomplishment of those goals, and it provides guidance to our executive management team for the operation of our business through 2007. The plan focuses on several different operational aspects of our business and the following objectives:

•	Emphasize Relationship Banking. We believe our customers desire a bank with a “one-on-one” service culture and wish to conduct business face-to-face with someone they know and trust. We compete against other financial institutions by relying on the strength of our customer service, responsiveness, knowledge of our local communities, and our relationship banking approach. We are dedicated to developing our employees, and we strive to exceed our customers’ expectations with our customer service. Our ability to quickly respond to our customers’ needs helps us build customer loyalty and strengthens our relationships with our customers.

•	Grow Market Share in Existing Markets. As larger financial institutions have expanded by acquiring smaller community oriented banks, we believe community banks focused on personalized service can gain market share by serving customers that larger institutions consider too small to be profitable. Also, banking industry consolidation has dislocated experienced and talented management and lending personnel. As a result, we believe we have an opportunity to build on our current market share and attract experienced managers, loan officers and customer service personnel. One of the ways we try to increase our market share in our existing banking markets is to upgrade or relocate branches if we believe that will make them more convenient to, and better serve, our customers. For that purpose, we currently are constructing new buildings to replace our existing Southern Shores/Kitty Hawk and Hertford branches.

•	Grow through De Novo Branching and Select Acquisitions. Although our growth historically has been through de novo branching, we will actively consider both acquisitions of whole bank franchises or branches and de novo branching in our existing banking markets as well as in contiguous markets in North Carolina, Virginia and South Carolina. We seek expansion opportunities in locations that complement our existing branch network or allow us to enter new markets with favorable growth and demographic characteristics. When we enter new markets, we emphasize hiring experienced bankers with local market knowledge. We have identified several sites for possible future de novo branches.

•	Expand Our Product and Services to Meet the Needs of our Customers and Communities. We continually seek to expand our financial products and services to meet our customers’ needs and diversify our revenues. In addition to our core banking business, we offer mortgage banking, brokerage and investment services, and insurance products to our customers through correspondent relationships. We believe that through our personalized service culture, we have significant opportunities to increase the number of our current customers who use these products.

•	Maintain Our Asset Quality. We believe our strong asset quality is the result of a stable economy, conservative underwriting standards, experienced loan officers, and diligent monitoring of our loan portfolio. We continue to review our underwriting standards and regularly analyze the adequacy of our allowance for loan losses. At June 30, 2005, our nonperforming assets were 0.20% of our total assets, our ratio of allowance for loan losses to total loans was 1.23%, and, year-to-date, our annualized ratio of net charge-offs to average loans was 0.02%.

•	Improve Our Core Profitability. We intend to manage our growth profitably. Our annualized return on average equity for the first six months of 2005 was 13.65%. We believe that as we grow we will be able to take advantage of economies of scale typically enjoyed by larger organizations. We believe the investments we have made in our branch network, technology, infrastructure and employees can support a much larger organization. As we leverage these capital investments, increases in our expense base going forward should be lower than our proportional increase in assets and revenues. Over time, this should lead to improved profitability.

Business Offices

The Bank has 20 full-service banking offices located in twelve North Carolina counties as follows:

Region	Branches	County

Outer Banks Region	Currituck	Currituck
	Southern Shores/Kitty Hawk	Dare
	Nags Head	Dare
	Manteo	Dare
	Avon	Dare
	Hatteras	Dare
	Ocracoke	Hyde

Western Region	Greenville (two offices)	Pitt
	New Bern	Craven
	Wilmington	New Hanover

Pamlico Region	Engelhard	Hyde
	Swan Quarter	Hyde
	Fairfield	Hyde
	Washington	Beaufort
	Williamston	Martin
	Morehead City	Carteret

Albemarle Region	Columbia	Tyrrell
	Creswell	Washington
	Hertford	Perquimans

Banking Markets

Our banking markets are located east of the Interstate Highway 95 corridor in portions of the Coastal Plain region of North Carolina which extends from the Virginia border along the coast of North Carolina to the South Carolina border. Within that region, we subdivide our banking markets into four banking regions. In the following descriptions of our banking regions, information regarding 2004 unemployment rates and 2003 per capita income was obtained from the website of the North Carolina Department of Commerce. Information regarding 2003 population was obtained from data compiled by Business North Carolina magazine.

Outer Banks Region.    The Outer Banks Region extends along North Carolina’s Outer Banks from Currituck County on the Virginia border, through Dare County, and to Ocracoke Island. This region includes one branch office in Currituck County (Currituck), five branch offices in Dare County (Southern Shores/Kitty Hawk, Nags Head, Manteo, Avon and Hatteras), and one branch office located on Ocracoke Island (Hyde County). The Outer Banks Region is our largest banking region in terms of percentage of our business. At June 30, 2005, approximately 48% and 37%, respectively, of our total deposits and total loans were attributed to these seven Outer Banks Region banking offices.

Currituck and Dare Counties are two of the fastest growing counties (in terms of percentages) in North Carolina, with combined total population in 2003 of approximately 54,000. The region includes many coastal resorts, and its economy is based substantially on tourism. However, agriculture also has a significant influence on the economy of mainland Currituck County.

The accessibility of the region from the Tidewater Virginia MSA has been a significant economic driver as shown by new home construction permits and the increase in the number of permanent residents (including a large number of retirees) relocating to the Outer Banks Region. The seasonality once associated with agriculture and tourism is now being replaced with year-round retail and service establishments. In 2004, the average unemployment rate in the region was approximately 4.0%. The average per capita income was approximately $28,000 in 2003.

Western Region.    The Western Region is located farther inland than our other regions and currently includes our two branch offices located in Pitt County (both in Greenville), and one branch office each in Craven County (New Bern) and New Hanover County (Wilmington). Additionally, we have a mortgage loan office located in each of Pitt County (Greenville), New Hanover County (Wilmington), and Brunswick County (Ocean Isle Beach). At June 30, 2005, approximately 15% and 31%, respectively, of our total deposits and total loans were attributed to our four Western Region branches.

The Western Region is the most urban and economically diversified of our four regions. Major industries contributing to its economy include manufacturing, retail services, education, health care and, to an increasingly lesser degree, agriculture.

Pitt County is home to East Carolina University, the state’s third largest public university, and its medical school and an affiliated regional hospital. As one of the region’s largest employers, East Carolina University and University Health Systems have contributed significantly to the region’s growth. Other major employers in Pitt County include DSM Pharmaceuticals, an international pharmaceutical manufacturer, and NACCO Materials Handling Group, a manufacturer of forklift trucks.

New Hanover County is home to the University of North Carolina - Wilmington, the state’s largest seaport, and beach communities that are popular resort and vacation destinations. Major employers in the county include General Electric, a producer of nuclear energy and aircraft engines, PPD, Inc., a large pharmaceutical product testing concern, and Corning Inc., a producer of optical fiber.

Craven County, with its historic significance as home to the second oldest town in North Carolina, the military presence at Cherry Point Marine Corp Air Station and Naval Air Depot, and the county’s appeal as a retirement destination with its regionally recognized golf and marina communities, complements the diversity of the Western Region. Major employers in Craven County include BSH Home Appliances Corp. (formerly known as Bosch), a large manufacturer of home appliances, and Weyerhaeuser, a large forest and paper products manufacturer.

The region’s total population was approximately 401,000 in 2003. Wilmington, Greenville and New Bern are among North Carolina’s thirty largest cities, which contributes to the region’s strong new home and commercial construction statistics. In 2004, the average unemployment rate in the region was 5.3%. The average annual per capita income was approximately $27,100 in 2003.

Pamlico Region.    The Pamlico Region is located primarily on the southern portion of the peninsula that divides the Pamlico Sound and the Albemarle Sound on the mainland of North Carolina. The region includes three offices located in mainland Hyde County (including our Main Office in Engelhard and branch offices in Swan Quarter and Fairfield), and one branch office each in Beaufort County (Washington), Martin County (Williamston) and Carteret County (Morehead City). At June 30, 2005, approximately 23% and 19%, respectively, of our total deposits and total loans were attributed to these six Pamlico Region banking offices.

The region’s total population in 2003 was approximately 137,000 and in many respects its demographics mirror those of the Albemarle Region with its dependence on agriculture, forestry, and seafood related industries, as well as the economic benefits of tourism. The promotion of the region’s waterways and Carteret County’s beaches (which has attracted an increasing number of permanent residents and retirees to the region), and the availability of natural gas and other initiatives, such as the Northeast Business and Technology Center in Williamston (a state sponsored regional job training, business development and technology center), we believe will help spur regional economic growth and diversity.

Major employers of Pamlico Region residents are PCS Phosphate, a large mining concern in Beaufort County, Cherry Point Marine Corp Air Station and Naval Air Depot in Craven County, and Weyerhaeuser in Washington County. In 2004, the average unemployment rate in the region was approximately 6.5%. The average annual per capita income was approximately $23,600 in 2003.

Albemarle Region.    The Albemarle Region consists of the three mainland North Carolina counties that border the Albemarle Sound and includes one branch office located in each of Tyrrell County (Columbia), Washington County (Creswell), and Perquimans County (Hertford). At June 30, 2005, approximately 15% and 13%, respectively, of our total deposits and total loans were attributed to these three Albemarle Region banking offices.

The Albemarle Region is mostly rural and had a total population in 2003 of approximately 29,400. The local economy depends heavily on agriculture (primarily corn, soybeans, cotton and wheat), forestry products and seafood related industries. The region’s geographic location, its proximity to the Tidewater Virginia MSA, and the availability of natural gas, afford it numerous recreational and tourist related economic development opportunities that complement the region’s overall quality of life as shown by emerging new residential and retirement communities surrounding the Albemarle Sound.

Major industrial employers of Albemarle Region residents include Weyerhaeuser, which operates a large lumber mill in Washington County, and Nucor Steel, a large steel manufacturing facility in Hertford County. We believe the prospects for future economic expansion in the Albemarle Region are good due to active economic development efforts of the region’s Northeast Partnership, one of seven regional partnerships of county governments formed in 1993 by the North Carolina Legislature to work in concert with the State’s Department of Commerce and other agencies to promote regional growth. In 2004, the average unemployment rate in the region was approximately 6.6%. The average annual per capita income was approximately $20,800 in 2003.

Competition

Commercial banking in North Carolina is highly competitive, due in large part to our state’s early adoption of statewide branching. Over the years, federal and state legislation (including the elimination of restrictions on interstate banking) has heightened the competitive environment in which all financial institutions conduct their business, and competition among financial institutions of all types has increased significantly.

Banking also is highly competitive in our banking markets, and customers tend to aggressively “shop” the terms of both their loans and deposits. North Carolina is home to two of the largest commercial banks in the United States, each of which has branches located in our banking markets, and we compete with other commercial banks, savings banks and credit unions, including three banks headquartered or controlled by companies headquartered outside of North Carolina but that have offices in our banking markets. The following table contains information as of June 30, 2004, about our deposits and market share relative to other depository institutions in the 12 counties in which we have branch offices. Information in the table is based on the most recent market share data published by the FDIC, which is as of June 30, 2004. According to the FDIC’s data, on that date there were 214 offices of 22 different FDIC-insured depository institutions (including us) in the 12 counties in which we have banking offices. Three of those banks (Wachovia, BB&T and First-Citizens Bank) controlled an aggregate of approximately 55% of all deposits in the 12-county area held by those 22 institutions, while we held approximately 5% of total deposits.

County	Total depository institutions	Total county branches	Our branches	Total county deposits(1)	Our deposits(1)	Our ranking(1)	Our market share(1)
				(Dollars in thousands)
Dare	10	22	5	$846,934	$144,482	3	17.06%
Hyde	1	4	4	114,897	114,897	1	100.00
Pitt	11	40	2	1,299,413	35,591	8	2.74
Tyrrell	2	2	1	37,956	25,491	1	67.16
Currituck	2	4	1	107,640	23,843	2	22.15
Washington	5	6	1	119,091	20,465	3	17.18
Craven	7	19	1	886,605	12,349	7	1.39
Perquimans	3	3	1	84,560	10,668	3	12.62
Beaufort	7	17	1	522,833	7,282	7	1.39
Martin(2)	6	10	1	304,858	6,672	6	2.19
Carteret(3)	8	23	1	808,168	2,355	8	0.29
New Hanover(4)	13	64	1	2,658,537	2	13	0.00

Total for all counties	22	214	20	$7,791,542	$404,097	6	5.19%

(1)	Data in the table is as of June 30, 2004, which is the most recent market share information published by the FDIC.

(2)	Our full-service office in Williamston, N.C., opened during May 2003.

(3)	Our full-service office in Morehead City, N.C., opened during January 2004.

(4)	Our full-service office in Wilmington, N.C., opened during June 2004.

We believe community banks can compete successfully by providing personalized service and making timely, local decisions, and that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from customers of other financial institutions who become dissatisfied as their financial institutions grow larger. Additionally, we believe continued growth in our banking markets provides us with an opportunity to capture new deposits from new residents.

Almost all our customers are small- and medium-sized businesses and individuals. We try to differentiate ourselves from our larger competitors with our focus on relationship banking, personalized service, direct customer contact, and our ability to make credit and other business decisions locally. We also depend on our reputation as a community bank in our banking markets, our involvement in the communities we serve, the experience of our senior management team, and the quality of our associates. We believe that our focus allows us to be more responsive to our customers’ needs and more flexible in approving loans based on collateral quality and personal knowledge of our customers.

Services

Our banking operations are primarily retail oriented and directed toward small- and medium-sized businesses and individuals located in our banking markets. We derive the majority of our deposits and loans from customers in our banking markets, but we also make loans and have deposit relationships with commercial and consumer customers in areas surrounding our immediate banking markets. We also market certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we accept “brokered” deposits. (See “—Deposit Activities” on page 65.) We provide most traditional commercial and consumer banking services, but our principal activities are taking demand and time deposits and making commercial and consumer loans. Our primary source of revenue is interest income we derive from our lending activities.

Lending Activities

General.    We make a variety of commercial and consumer loans to small- and medium-sized businesses and individuals for various business and personal purposes, including term and installment loans, business and personal lines of credit, equity lines of credit and overdraft checking credit. For financial reporting purposes, our loan portfolio generally is divided into real estate loans, consumer installment loans, commercial and industrial loans (including agricultural production loans), and credit cards and related plans. We previously issued credit cards directly to our customers; however, during July 2005, we entered into an agreement to sell our portfolio of credit card accounts (totaling approximately $3.0 million on June 30, 2005) to another lender. We expect to complete that sale in October 2005. Following the sale, we will make credit card services available to our customers through a correspondent relationship. Statistical information about our loan portfolio is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21.

Real Estate Loans.    Our real estate loan classification includes all loans secured by real estate. Real estate loans include loans made to purchase, construct or improve residential or commercial real estate, for real estate development purposes, and for various other commercial and consumer purposes (which may or may not be related to our real estate collateral). On June 30, 2005, loans amounting to approximately 74.8% of our loan portfolio were classified as real estate loans. We do not make long-term residential mortgage loans ourselves, but we originate loans of that type which are funded by and closed in the name of other lenders, or funded by us and sold to other lenders after closing. Those arrangements permit us to make long-term residential loans available to our customers and generate fee income but avoid risks associated with those loans in our loan portfolio.

Commercial real estate and construction loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Repayment of commercial real estate loans may depend on the successful operation of income producing properties, a business, or a real estate project and, therefore, may, to a greater extent than in the case of other loans, be subject to the risk of adverse conditions in the economy generally or in the real estate market in particular.

Construction loans involve special risks because loan funds are advanced on the security of houses or other improvements that are under construction and are of uncertain value before construction is complete. For that reason, it is more difficult to evaluate accurately the total loan funds required to complete a project and the related loan-to-value ratios. To reduce these risks, we generally limit loan amounts to 85% of the projected “as built” appraised values of our collateral on completion of construction. For larger projects, we include amounts for contingencies in our construction cost estimates. We generally require a qualified permanent financing commitment from an outside lender unless we have agreed to convert the construction loan to permanent financing ourselves.

On June 30, 2005, our construction and acquisition and development loans (consumer and commercial) amounted to approximately 16.1% of our loan portfolio, and our other commercial real estate loans amounted to approximately 35.3% of our loan portfolio.

Our real estate loans also include home equity lines of credit that generally are used for consumer purposes and usually are secured by junior liens on residential real property. Our commitment on each line is for a term of 15 years. During the terms of the lines of credit, borrowers may either pay accrued interest only (calculated at variable interest rates), with their outstanding principal balances becoming due in full at the maturity of the lines, or they may make monthly payments of principal and interest equal to 1.5% of their outstanding balances. On June 30, 2005, our home equity lines of credit amounted to approximately 5.3% of our loan portfolio.

Many of our real estate loans, while secured by real estate, were made for purposes unrelated to the real estate collateral. This generally reflects our efforts to reduce credit risk by taking real estate as additional collateral, whenever possible, without regard to loan purpose. Substantially all of our real estate loans are secured by real property located in or near our banking markets. Our real estate loans may be made at fixed or variable interest rates, and they generally have maturities that do not exceed five years and provide for payments based on amortization schedules of less than 20 years. A real estate loan with a maturity of more than five years or that is based on an amortization schedule of more than five years generally will include contractual provisions that allow us to call the loan in full, or provide for a “balloon” payment in full, at the end of a period of no more than five years.

Consumer Installment Loans.    Our consumer installment loans consist primarily of loans for various consumer purposes, as well as the outstanding balances of non-real estate secured consumer revolving credit accounts. A majority of these loans are secured by liens on various personal assets of the borrowers, but they also may be made on an unsecured basis. On June 30, 2005, our consumer installment loans made up approximately 4.1% of our loan portfolio, and approximately 12.5% of the aggregate outstanding balances of those loans were unsecured. In addition to loans classified on our books as consumer installment loans, many of our loans included in the real estate loan classification are made for consumer purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Consumer loans generally are made at fixed interest rates and with maturities or amortization schedules that generally do not exceed five years. However, consumer-purpose loans secured by real estate (and, thus, classified as real estate loans as described above) may be made for terms of up to 15 years but under terms that allow us to call the loan in full, or provide for a “balloon” payment, at the end of a period of no more than five years.

Consumer installment loans involve greater risks than other loans, particularly in the case of loans that are unsecured or secured by depreciating assets. When damage or depreciation reduces the value of our collateral below the unpaid balance of a defaulted loan, repossession may not result in repayment of the entire outstanding loan balance. The resulting deficiency often does not warrant further substantial collection efforts against the borrower. In connection with consumer lending in general, the success of our loan collection efforts is highly dependent on the continuing financial stability of our borrowers, and our collection of consumer installment loans may be more likely to be adversely affected by a borrower’s job loss, illness, personal bankruptcy or other change in personal circumstances than is the case with other types of loans.

Commercial and Industrial Loans.    Our commercial and industrial loan classification includes loans to small- and medium-sized businesses and individuals for working capital, equipment purchases and various other business and agricultural purposes. This classification excludes any loan secured by real estate. These loans generally are secured by business assets, such as inventory, accounts receivable, equipment or similar assets, but they also may be made on an unsecured basis. On June 30, 2005, our commercial and industrial loans made up approximately 17.7% of our loan portfolio, and approximately 46.7% of the aggregate outstanding balances of those loans represented unsecured loans. Those loans included approximately $21.6 million, or approximately 6.0% of our total loans, to borrowers engaged in agriculture, commercial fishing or seafood-related businesses. In addition to loans classified on our books as commercial and industrial loans, many of our loans included in the real estate loan classification are made for commercial or agricultural purposes but are classified as real estate loans on our books because they are secured by first or junior liens on real estate. Commercial and industrial loans may be made at variable or fixed rates of interest. However, any loan that has a maturity or amortization schedule of longer than five years normally will be made at an interest rate that varies with our prime lending rate and will include contractual provisions that allow us to call the loan in full, or provide for a “balloon” payment in full, at the end of a period of no more than five years. Commercial and industrial loans typically are made on the basis of the borrower’s ability to make repayment from business cash flow. As a result, the ability of borrowers to repay commercial loans may be substantially dependent on the success of their businesses, and the collateral for commercial loans may depreciate over time and cannot be appraised with as much precision as real estate.

Loan Pricing.    We price our loans under policies established as a part of our asset/liability management function. For larger loans, we use a pricing model developed by an outside vendor to reduce our exposure to interest rate risk on fixed and variable rate loans that have maturities of longer than three years. On June 30, 2005, approximately 61.2% of the total dollar amount of our loans accrued interest at variable rates.

Loan Administration and Underwriting.    We make loans based, to a great extent, on our assessment of borrowers’ income, cash flow, net worth, sources of repayment and character. The principal risk associated with each of the categories of our loans is the creditworthiness of our borrowers, and our loans may be viewed as involving a higher degree of credit risk than is the case with some other types of loans, such as long-term residential mortgage loans, in which greater emphasis is placed on collateral values. To manage this risk, we have adopted written loan policies and procedures, and our loan portfolio is administered under a defined process. That process includes guidelines and standards for loan underwriting and risk assessment, and procedures for loan approvals, loan grading, ongoing identification and management of credit deterioration, and portfolio reviews to assess loss exposure and to test our compliance with our credit policies and procedures.

The loan underwriting standards we use include an evaluation of various factors, including a loan applicant’s income, cash flow, payment history on other debts, and ability to meet existing obligations and payments on the proposed loan. Although an applicant’s creditworthiness is a primary consideration in the loan approval process, our underwriting process for secured loans also includes analysis of the value of the proposed collateral in relation to the proposed loan amount. We consider the value of collateral, the degree of certainty of that value, the marketability of the collateral in the event of foreclosure or repossession, and the likelihood of depreciation in the collateral value.

Our Board of Directors has approved levels of lending authority for lending and credit personnel based on our aggregate credit exposure to a borrower and the secured or unsecured status of a proposed loan. A loan within a lending officer’s assigned authority may be approved by that officer alone. Loans involving aggregate credit exposures in excess of a lending officer’s authority may be approved by a Credit Policy Officer in our Loan Administration Department up to the amount of that officer’s authority. Above those amounts, a secured or unsecured loan involving an aggregate exposure to a single relationship of up to $2 million may be approved either by our Chief Executive Officer or Chief Credit Officer, and a loan involving an aggregate exposure to a single relationship of up to $3 million may be approved by our General Loan Committee which consists of our Chief Executive Officer, Chief Operating Officer and Chief Credit Officer. A loan that exceeds the approval authority of that Committee, and, notwithstanding the above credit authorities, any single loan in excess of $2 million, must be approved by the Executive Committee of our Board of Directors.

When a loan is made, our lending officer handling that loan assigns it a grade based on various underwriting and other criteria under our risk grading procedures. Any proposed loan that grades below a threshold set by our Board of Directors must be reviewed by a Credit Policy Officer before it can be made, even if the loan amount is within the loan officer’s approval authority. The grades assigned to loans we make indicate the level of ongoing review and attention we will give to those loans to protect our position and reduce loss exposure.

After loans are made, they are reviewed by our Loan Administration personnel for adequacy of contract documentation, compliance with regulatory requirements, and documentation of compliance with our loan underwriting criteria. Also, our Credit Policy Officers conduct detailed reviews of selected loans based on various criteria, including loan type, amount, collateral, and borrower identity, and the particular lending officer’s or branch’s lending history. These reviews include at least 10% of the loans made by each lending officer. All loans involving an aggregate exposure of $2 million or more ultimately are reviewed after funding by the Executive Committee of our Board of Directors. Each loan involving an aggregate exposure of more than $500,000 is required to be reviewed at least annually by the lending officer who originated the loan, and those reviews are monitored by a Credit Policy Officer. Loan Administration personnel also periodically review various loans based on various criteria, and we retain the services of an independent credit risk management consultant to annually review our problem loans, a random sampling of performing loans related to our larger aggregate credit exposures, and selected other loans.

During the life of each loan, its grade is reviewed and validated or modified to reflect changes in circumstances and risk. We generally place a loan on a nonaccrual status when it becomes 90 days past due or whenever we believe collection of that loan has become doubtful. We charge off loans when the collection of principal and interest has become doubtful and the loans no longer can be considered sound collectible assets (or, in the case of unsecured loans, when they become 90 days past due).

Our Special Assets Coordinator, who reports directly to our Chief Credit Officer, monitors the overall performance of our loan portfolio, monitors the collection activities of our lending officers, and directly supervises collection actions that involve legal action or bankruptcies.

Allowance for Loan Losses.    Our Board of Directors reviews all impaired loans at least quarterly, and our management reviews asset quality trends monthly. Based on these reviews and our current judgments about the credit quality of our loan portfolio and other relevant internal and external factors, we have established an allowance for loan losses. The adequacy of the allowance is assessed by our management and reviewed by our Board of Directors each month. On June 30, 2005, our allowance was $4.4 million and amounted to 1.23% of our total loans and approximately 433% of our nonperforming loans.

On June 30, 2005, our nonperforming loans (consisting of nonaccruing and restructured loans) amounted to approximately $1.0 million, and we had one foreclosed property carried on our books at $39 thousand. Our nonperforming loans at June 30, 2005, included the unpaid balances of two loans to one borrower totaling approximately $920 thousand that had been placed on a nonaccrual status but were not yet 60 days past due. After that date, we entered into a workout agreement with the borrower, both loans were brought current, and the loans were restored to an accruing status, although they remain on our “watch list.” Based on independent appraisals of the real property securing the loans, we believe the value of our real estate collateral exceeds the loan balances.

On June 30, 2005, we had one real estate loan in the amount of approximately $100 thousand that was more than 90 days past due but was still accruing interest and not included in our nonperforming loans. We later placed that loan in a nonaccruing status when an expected work-out arrangement was not agreed upon, and we now have begun foreclosure proceedings. On September 30, 2005, our nonperforming loans amounted to approximately $167 thousand. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 21.)

Seasonality and Cycles

Because the local economies of communities in our Outer Banks, Albemarle, and Pamlico Regions depend, to a large extent, on tourism and agribusiness (including seafood related businesses), historically there has been an element of seasonality in our business in those regions. However, more recently, the extent to which seasonality affects our business has diminished somewhat, largely as a result of a shift away from the seasonal population growth that once characterized many of our coastal communities and toward a more year-round economy resulting from increasing numbers of permanent residents and retirees relocating to these markets. The seasonal patterns that once characterized agribusiness also have been lessened with agricultural product diversification, the year round marketing and sales of agricultural commodities, and agribusiness tax and financial planning.

We do not believe we have any one customer from whom more than 10% of our revenues are derived. However, we have multiple customers, commercial and retail, that are directly or indirectly affected by, or engaged in businesses related to, the tourism and agribusiness industries and that, in the aggregate, historically have provided greater than 10% of our revenues.

Deposit Activities

Our deposit services include business and individual checking accounts, NOW accounts, money market checking accounts, savings accounts and certificates of deposit. We monitor our competition in order to keep the rates paid on our deposits at a competitive level. On June 30, 2005, our transaction accounts and noninterest- bearing accounts equaled approximately 34.7% and 23.4%, respectively, of our total deposits, and our time deposits of $100,000 or more amounted to approximately $111.5 million, or approximately 24.5% of our total deposits. We derive the majority of our deposits from within our banking market. However, we also accept deposits through deposit brokers and market our certificates of deposit by advertising our deposit rates on an Internet certificate of deposit network, and we generate a significant amount of out-of-market deposits in that manner. Although we accept these deposits primarily for liquidity purposes, we also use them to manage our interest rate risk. On June 30, 2005, our out-of-market deposits amounted to approximately $74.1 million, or approximately 16.3% of our total deposits and approximately 32.3% of our total certificates of deposit.

Statistical information about our deposit accounts is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21.

Investment Portfolio

On June 30, 2005, our investment portfolio totaled approximately $104.4 million and included municipal securities, mortgage-backed securities guaranteed by the Government National Mortgage Association or issued by the Federal National Mortgage Corporation and Federal Home Loan Mortgage Corporation (including collateralized mortgage obligations), and securities issued by U.S. government-sponsored agencies. We have classified all of our securities as “available for sale,” and we analyze their performance at least quarterly. Our securities have various interest rate features, maturity dates and call options.

Statistical information about our investment portfolio is contained in this prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 21.

Employees

On September 30, 2005, the Bank employed 192 full-time employees (including our executive officers), and 10 part-time employees. We have no separate employees of our own. The Bank is not party to any collective bargaining agreement with its employees, and we consider the Bank’s relations with its employees to be good.

Legal Proceedings

From time to time we may become involved in legal proceedings in the ordinary course of our business. However, subject to the uncertainties inherent in any litigation, we believe that no pending or threatened proceedings are likely to result in a material adverse change in our financial condition or operating results.

Properties

Our corporate offices are located in the Bank’s main office in Engelhard, North Carolina, and we do not own or lease any separate properties. The Bank maintains 20 branch offices, eleven of which are owned by the Bank, six of which are owned by its subsidiary, ECB Realty, Inc., and leased to the Bank, and three of which are leased from unaffiliated third parties. The following table contains information about our branch offices.

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased(1)
35050 Hwy 264 Engelhard, NC	January 1920	Owned	2005

80 Main and Pearl St. Swan Quarter, NC	March 1935	Leased(2)	1975

204 Scuppernong Dr. Columbia, NC	December 1936	Leased(2)	1975

7th St. & Hwy. 64 Creswell, NC	January 1963	Owned	1963

Office location	Opening date of original banking office	Owned/Leased	Date current facility built or purchased(1)

205 Virginia Dare Rd. Manteo, NC	June 1969	Owned	1999

2721 S Croatan Hwy. Nags Head, NC	April 1971	Leased(2)	1974

State Hwy. 12 Hatteras, NC	April 1973	Leased(2)	1980
6839 N.C. Hwy. 94 Fairfield, NC	June 1973	Leased(2)	1973

Hwy. 12 Ocracoke, NC	May 1978	Owned	1978

Hwy. 158 & Juniper Tr. Kitty Hawk, NC	May 1984	Leased(3)	1984

1001 Red Banks Rd. Greenville, NC	August 1989	Owned	1990

2400 Stantonsburg Rd. Greenville, NC	June 1995	Owned	1995

NC Hwy. 12 Avon, NC	June 1997	Leased(4)	—

2878 Caratoke Hwy. Currituck, NC	January 1998	Owned	2001

1418 Carolina Ave. Washington, NC	May 1999	Leased(4)	—

1801 S Glenburnie Rd. New Bern, NC	August 2000	Owned	1996

208 Ocean Hwy./US Hwy. 17 Hertford, NC	October 2000	Leased(5)	—

403 East Blvd. Williamston, NC	May 2003	Owned	2003

168 Hwy. 24 Morehead City, NC	January 2004	Owned	2004

1724 Eastwood Rd. Wilmington, NC	June 2004	Owned	2004

(1)	Includes only facilities owned by the Bank or ECB Realty, Inc.

(2)	Leased from the Bank’s subsidiary, ECB Realty, Inc.

(3)	Currently leased from ECB Realty, Inc. but being replaced by a new facility being constructed by the Bank at the same location.

(4)	Leased from a third party.

(5)	Currently leased from a third party but being replaced by a new facility being constructed by the Bank at 1103 Harvey Point Road in Hertford.

In addition to its branch offices, during 2003 the Bank completed construction of a new credit administration and operations facility located in Engelhard, and it operates three mortgage loan offices located in Greenville, Wilmington and Ocean Isle Beach that are leased from third parties.

All the Bank’s existing branch offices are in good condition and fully equipped for the Bank’s purposes. At June 30, 2005, our consolidated investment in premises and banking equipment (cost less accumulated depreciation) was approximately $17.5 million.

SUPERVISION AND REGULATION

Our business and operations are subject to extensive federal and state governmental regulation and supervision. The following is a summary of some of the basic statutes and regulations that apply to us. However, it is not a complete discussion of all the laws that affect our business, and it is qualified in its entirety by reference to the particular statutory or regulatory provision or proposal being described.

General

We are a bank holding company registered with the Federal Reserve Board (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHCA”). We are subject to supervision and examination by, and the regulations and reporting requirements of, the FRB. Under the BHCA, a bank holding company’s activities are limited to banking, managing or controlling banks, or engaging in other activities the FRB determines are closely related and a proper incident to banking or managing or controlling banks.

The BHCA prohibits a bank holding company from acquiring direct or indirect control of more than 5.0% of the outstanding voting stock, or substantially all of the assets, of any financial institution, or merging or consolidating with another bank holding company or savings bank holding company, without the FRB’s prior approval. Additionally, the BHCA generally prohibits bank holding companies from engaging in a nonbanking activity, or acquiring ownership or control of more than 5.0% of the outstanding voting stock of any company that engages in a nonbanking activity, unless that activity is determined by the FRB to be closely related and a proper incident to banking. In approving an application to engage in a nonbanking activity, the FRB must consider whether that activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

The law imposes a number of obligations and restrictions on a bank holding company and its insured bank subsidiaries designed to minimize potential losses to depositors and the FDIC insurance funds. For example, if a bank holding company’s insured bank subsidiary becomes “undercapitalized,” the bank holding company is required to guarantee the bank’s compliance (subject to certain limits) with the terms of any capital restoration plan filed with its federal banking agency. A bank holding company is required to serve as a source of financial strength to its bank subsidiaries and to commit resources to support those banks in circumstances in which, absent that policy, it might not do so. Under the BHCA, the FRB may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary if the FRB determines that the activity or control constitutes a serious risk to the financial soundness and stability of a bank subsidiary of a bank holding company.

The Bank is an insured, North Carolina-chartered bank. Its deposits are insured under the FDIC’s Bank Insurance Fund, and it is subject to supervision and examination by, and the regulations and reporting requirements of, the FDIC and the North Carolina Commissioner of Banks (the “Commissioner”). The Bank is not a member of the Federal Reserve System.

As an insured bank, the Bank is prohibited from engaging as a principal in an activity that is not permitted for national banks unless (1) the FDIC determines that the activity would pose no significant risk to the deposit insurance fund and (2) the Bank is in compliance with applicable capital standards. Insured banks also are prohibited generally from directly acquiring or retaining any equity investment of a type or in an amount not permitted for national banks.

The Commissioner and the FDIC regulate all areas of the Bank’s business, including its payment of dividends and other aspects of its operations. They conduct regular examinations of the Bank, and the Bank must furnish periodic reports to the Commissioner and the FDIC containing detailed financial and other information about its affairs. The Commissioner and the FDIC have broad powers to enforce laws and regulations that apply to the Bank and to require corrective action of conditions that affect its safety and soundness. These powers include, among others, issuing cease and desist orders, imposing civil penalties, removing officers and directors, and otherwise intervening in the Bank’s operation and management if examinations of the Bank and the reports it files indicate the need to do so.

The Bank’s business also is influenced by prevailing economic conditions and governmental policies, both foreign and domestic, and, though it is not a member bank of the Federal Reserve System, by the monetary and fiscal policies of the FRB. The FRB’s actions and policy directives determine to a significant degree the cost and availability of funds the Bank obtains from money market sources for lending and investing, and they also influence, directly and indirectly, the rates of interest the Bank pays on its time and savings deposits and the rates it charges on commercial bank loans.

Gramm-Leach-Bliley Act

The federal Gramm-Leach-Bliley Act enacted in 1999 (the “GLB Act”) dramatically changed various federal laws governing the banking, securities and insurance industries. The GLB Act has expanded opportunities for banks and bank holding companies to provide services and engage in other revenue-generating activities that previously were prohibited to them. However, this expanded authority also may present us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. The GLB Act likely will have a significant economic impact on the banking industry and on competitive conditions in the financial services industry generally.

The GLB Act permits bank holding companies to become “financial holding companies” and, in general (1) expands opportunities to affiliate with securities firms and insurance companies; (2) overrides certain state laws that would prohibit certain banking and insurance affiliations; (3) expands the activities in which banks and bank holding companies may participate; (4) requires that banks and bank holding companies engage in some activities only through affiliates owned or managed in accordance with certain requirements; and (5) reorganizes responsibility among various federal regulators for oversight of certain securities activities conducted by banks and bank holding companies.

The GLB Act has expanded opportunities for us and the Bank to provide other services and obtain other revenues in the future. However, this expanded authority also may present us with new challenges as our larger competitors are able to expand their services and products into areas that are not feasible for smaller, community oriented financial institutions. To date we have not elected to become a “financial holding company.”

Payment of Dividends

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank.

In general, the Bank may pay dividends only from its undivided profits. However, if its surplus is less than 50% of our paid-in capital stock, the Bank’s directors may not declare any cash dividend until it has transferred to surplus 25% of its undivided profits or any lesser percentage necessary to raise its surplus to an amount equal to 50% of its paid-in capital stock.

Federal law prohibits the Bank from making any capital distributions, including paying a cash dividend, if it is, or after making the distribution it would become, “undercapitalized” as that term is defined in the Federal Deposit Insurance Act (the “FDIA”). Also, if in the FDIC’s opinion an insured bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the FDIC may require, after notice and hearing, that the bank cease and desist from that practice. The FDIC has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsafe and unsound banking practice. (See “—Prompt Corrective Action” on page 71.) The FDIC has issued policy statements which provide that insured banks generally should pay dividends only out of their current operating earnings. Also, under the FDIA no dividend may be paid by an FDIC-insured bank while it is in default on any assessment due the FDIC. The Bank’s payment of dividends also may be affected or limited by other factors, such as events or circumstances that lead the FDIC to require the Bank to maintain its capital above regulatory guidelines.

In the future, our ability to declare and pay cash dividends will be subject to our Board of Directors’ evaluation of our operating results, capital levels, financial condition, future growth plans, general business and economic conditions, and other relevant considerations. (See “Price Range of Our Common Stock and Dividend Information” on page 18 and “Description of Our Capital Stock—Dividends” on page 83.)

Capital Adequacy

We and the Bank are required to comply with the FRB’s and FDIC’s capital adequacy standards for bank holding companies and insured banks. The FRB and FDIC have issued risk-based capital and leverage capital guidelines for measuring capital adequacy, and all applicable capital standards must be satisfied for us or the Bank to be considered in compliance with regulatory capital requirements.

Under the risk-based capital guidelines, the minimum ratio (“Total Capital Ratio”) of an entity’s total capital (“Total Capital”) to its risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of “Tier 1 Capital.” Tier 1 Capital includes common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, qualifying noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets. The remaining Total Capital may consist of “Tier 2 Capital” which includes certain subordinated debt, certain hybrid capital instruments and other qualifying preferred stock, and a limited amount of loan loss reserves. A bank or bank holding company that does not satisfy minimum capital requirements may be required to adopt and implement a plan acceptable to its federal banking regulator to achieve an adequate level of capital.

Under the leverage capital measure, the minimum ratio (the “Leverage Capital Ratio”) of Tier 1 Capital to average assets, less goodwill and various other intangible assets, is 3.0% for entities that meet specified criteria, including having the highest regulatory rating. All other entities generally are required to maintain an additional cushion of 100 to 200 basis points above the stated minimum. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum levels without significant reliance on intangible assets. A bank’s “Tangible Leverage Ratio” (deducting all intangibles) and other indicators of capital strength also will be taken into consideration by banking regulators in evaluating proposals for expansion or new activities.

The FRB and the FDIC also consider interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in evaluating capital adequacy. Banks with excessive interest rate risk exposure must hold additional amounts of capital against their exposure to losses resulting from that risk. The regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s trading activities.

The following table lists our consolidated regulatory capital ratios, and the Bank’s separate regulatory capital ratios, at June 30, 2005. On that date, our capital ratios were at levels to qualify us as “well capitalized.”

	Minimum required ratios	Required to be “well capitalized”	Our consolidated capital ratios	The Bank’s capital ratios
Leverage Capital Ratio (Tier 1 Capital to average assets)	3.0%	5.0%	8.50%	8.44%
Risk-based capital ratios:
Tier 1 Capital Ratio (Tier 1 Capital to risk-weighted assets)	4.0%	6.0%	10.38%	10.33%
Total Capital Ratio (Total Capital to risk-weighted assets)	8.0%	10.0%	11.43%	11.38%

Our capital categories are determined only for the purpose of applying the “prompt corrective action” rules described below which have been adopted by the various federal banking regulators, and they do not necessarily constitute an accurate representation of overall financial condition or prospects for other purposes. A failure to meet capital guidelines could subject us to a variety of enforcement remedies under those rules, including issuance of a capital directive, termination of FDIC deposit insurance, a prohibition on taking brokered deposits, and other restrictions on our business. As described below, substantial additional restrictions can be imposed on banks that fail to meet applicable capital requirements. (See “—Prompt Corrective Action” below.)

Prompt Corrective Action

Federal law establishes a system of prompt corrective action to resolve the problems of undercapitalized banks. Under this system, the FDIC has established five capital categories (“well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized”) and it is required to take various mandatory supervisory actions, and is authorized to take other discretionary actions, with respect to banks in the three undercapitalized categories. The severity of any actions taken will depend on the capital category in which a bank is placed. Generally, subject to a narrow exception, current federal law requires the FDIC to appoint a receiver or conservator for a bank that is critically undercapitalized.

Under the FDIC’s rules implementing the prompt corrective action provisions, an insured, state-chartered bank that (1) has a Total Capital Ratio of 10.0% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater, and (2) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the FDIC, is considered “well capitalized.” A bank with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater, is considered “adequately capitalized.” A bank that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0%, is considered “undercapitalized.” A bank that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0%, is considered “significantly undercapitalized,” and a bank that has a tangible equity capital to assets ratio equal to or less than 2.0% is considered “critically undercapitalized.” For purposes of these rules, the term “tangible equity” includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards (see “—Capital Adequacy” on page 70), plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets (with various exceptions). A bank may be deemed to be in a lower capitalization category than indicated by its actual capital position if it receives an unsatisfactory examination rating.

A bank categorized as “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized” is required to submit an acceptable capital restoration plan to the FDIC. An “undercapitalized” bank also is generally prohibited from increasing its average total assets, making acquisitions, establishing new branches, or engaging in new lines of business, other than in accordance with an accepted capital restoration plan or with the

FDIC’s approval. Also, the FDIC may treat an “undercapitalized” bank as being “significantly undercapitalized” if it determines that is necessary to carry out the purpose of the law. On June 30, 2005, our capital ratios were at levels to qualify us as “well capitalized.”

Reserve Requirements

Under the FRB’s regulations, all FDIC-insured banks must maintain average daily reserves against their transaction accounts. No reserves are required on the first $7.0 million of transaction accounts, but a bank must maintain reserves equal to 3.0% on aggregate balances between $7.0 million and $47.6 million, and reserves equal to 10.0% on aggregate balances in excess of $47.6 million. The FRB may adjust these percentages from time to time. Because our reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, one effect of the reserve requirement is to reduce the amount of our interest-earning assets.

FDIC Insurance Assessments

The FDIC uses a risk-based assessment system that takes into account risks attributable to different categories and concentrations of assets and liabilities in calculating deposit insurance assessments to be paid by insured banks. The risk-based assessment system categorizes banks as “well capitalized,” “adequately capitalized” or “undercapitalized.” These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized” for prompt corrective action purposes. The FDIC also assigns banks to one of three supervisory subgroups within each capital group. The particular subgroup to which a bank is assigned is based on a supervisory evaluation by the bank’s primary federal banking regulator and other information the FDIC determines to be relevant to the bank’s financial condition and the risk posed to the deposit insurance funds (which, in the Bank’s case, may include information provided by the Commissioner). A different assessment rate (ranging from zero to 27 basis points) is determined based on a bank’s capital category and supervisory subgroup. If the Bank’s capital classification were to drop to “adequately capitalized,” its assessment rate would increase until it restored and maintained its capital at a “well capitalized” level. A higher assessment rate would increase the assessments the Bank pays the FDIC for deposit insurance.

Under the Federal Deposit Insurance Act, the FDIC may terminate the Bank’s deposit insurance if it finds that it has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated applicable laws, regulations, rules or orders.

The FDIC is responsible for maintaining the adequacy of the federal deposit insurance funds, and the amount the Bank pays for deposit insurance is influenced not only by its capital category and supervisory subgroup but also by the adequacy of the insurance funds from time to time to cover the risk posed by all insured institutions. FDIC insurance assessments could be increased substantially in the future if the FDIC finds an increase is necessary to adequately maintain the insurance funds.

Restrictions on Transactions with Affiliates

The Bank is subject to the provisions of Section 23A of the Federal Reserve Act which, among other things, places limits on the amount of:

•	a bank’s loans or extensions of credit to, or investment in, its affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the FRB;

•	the amount of a bank’s loans or extensions of credit to third parties collateralized by securities or obligations of the bank’s affiliates; and

•	a bank’s issuance of a guarantee, acceptance or letter of credit for its affiliates.

The total amount of these transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. We also must comply with other provisions under Section 23A that are designed to avoid the taking of low-quality assets from an affiliate.

The Bank also is subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a bank or its subsidiaries generally from engaging in transactions with its affiliates unless those transactions are on terms substantially the same, or at least as favorable to the bank or its subsidiaries, as would apply in comparable transactions with nonaffiliated companies.

Federal law also restricts the Bank’s ability to extend credit to its and our executive officers, directors, principal shareholders and their related interests. These credit extensions (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Interstate Banking and Branching

The BHCA, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Law”), permits adequately capitalized and managed bank holding companies to acquire control of the assets of banks in any state. Acquisitions are subject to provisions that cap at 10.0% the portion of the total deposits of insured depository institutions in the United States that a single bank holding company may control, and generally cap at 30.0% the portion of the total deposits of insured depository institutions in a state that a single bank holding company may control. Under certain circumstances, states have the authority to increase or decrease the 30.0% cap, and states may set minimum age requirements of up to five years on target banks within their borders.

Subject to certain conditions, the Interstate Banking Law also permits interstate branching by allowing a bank in one state to merge with a bank located in a different state. Each state was allowed to accelerate the effective date for interstate mergers by adopting a law authorizing such transactions prior to June 1, 1997, or any state could “opt out” and thereby prohibit interstate branching in that state by enacting legislation to that effect prior to that date. The Interstate Banking Law also permits banks to establish branches in other states by opening new branches or acquiring existing branches of other banks, provided the laws of those other states specifically permit that form of interstate branching. North Carolina has adopted statutes which, subject to conditions, authorize out-of-state bank holding companies and banks to acquire or merge with North Carolina banks and to establish or acquire branches in North Carolina.

Community Reinvestment

Under the Community Reinvestment Act (the “CRA”), an insured bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for banks, nor does it limit a bank’s discretion to develop, consistent with the CRA, the types of products and services it believes are best suited to its particular community. The CRA requires the federal banking regulators, in their examinations of insured banks, to assess the banks’ records of meeting the credit needs of their communities, using the ratings of “outstanding,” “satisfactory,” “needs to improve,” or “substantial noncompliance,” and to take that record into account in its evaluation of various applications by those banks. All banks are required to make public disclosure of their CRA performance ratings. We received an “outstanding” rating in our last CRA examination during 2003.

USA Patriot Act of 2001

The USA Patriot Act of 2001 was enacted in response to the terrorist attacks that occurred in the United States on September 11, 2001. The Act is intended to strengthen the ability of U.S. law enforcement and the intelligence community to work cohesively to combat terrorism on a variety of fronts. The Act’s impact on all financial institutions is significant and wide ranging. The Act contains sweeping anti-money laundering and financial transparency requirements and imposes various other regulatory requirements, including standards for verifying customer identification at account opening, and rules promoting cooperation among financial institutions, regulators and law enforcement agencies in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002, which became effective on July 30, 2002, is sweeping federal legislation addressing accounting, corporate governance and disclosure issues. The Act imposes significant new requirements on all public companies. Some provisions of the Act became effective immediately while others are still being implemented.

In general, the Sarbanes-Oxley Act mandated important new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies’ reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process, and it created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by lengthening the statute of limitations for securities fraud claims and providing new corporate whistleblower protection.

The Act also required the various securities exchanges, including The Nasdaq Stock Market, to prohibit the listing of a company’s stock unless that company complies with various new corporate governance requirements imposed by the exchanges, including the requirement that various corporate matters (including executive compensation and board nominations) be approved, or recommended for approval, by the issuer’s full board of directors, by directors of the issuer who are “independent” as defined by the exchanges’ rules, or by committees made up of “independent” directors. Because our common stock is listed for trading on The Nasdaq Capital Market, we are subject to those provisions of the Act and to corporate governance requirements of The Nasdaq Stock Market.

The economic and operational effects of the Sarbanes-Oxley Act on public companies, including us, have been and will continue to be significant in terms of the time, resources and costs associated with compliance. Because the Act, for the most part, applies equally to larger and smaller public companies, we will continue to be presented with additional challenges as a smaller, community-oriented financial institution seeking to compete with larger financial institutions.

MANAGEMENT

Board of Directors

Our Bylaws provide that our Board of Directors will consist of not less than nine nor more than 15 members and authorize the Board to set and change the actual number of our directors from time to time within those limits. Our Board is divided into three classes, and directors are elected to staggered three-year terms. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms.

Our Board of Directors currently consists of nine directors. The following table contains information about our current directors.

Name and age	Positions with the Bank and us	First elected/ current term expires(1)	Principal occupation and business experience
George T. Davis, Jr. (51)	Vice Chairman	1979/2006	Attorney; sole proprietor, Davis & Davis (law firm), Swan Quarter, NC

Gregory C. Gibbs (45)	Director	1994/2006	General Manager, Gibbs Store (retail hardware) (1979-1995 and since 2001); Financial Planner, Piedmont Carolinas Group, LLC, Durham, NC (1999-2001)

John F. Hughes, Jr. (60)	Director	1996/2006	Executive Director, Albemarle Pamlico Economic Development Corp. (2001-2005); retired Regional Manager and Manager of Governmental Affairs, North Carolina Power, Inc. (utility company), Manteo, NC

Arthur H. Keeney III (61)	President, Chief Executive Officer and Director	1995/2007	The Bank’s and our executive officer

J. Bryant Kittrell III (53)	Director	1990/2008	President and owner, Kittrell & Associates, Inc., and member (since 2004), Kittrell & Armstrong LLC (commercial/industrial real estate development and sales), Greenville, NC

Joseph T. Lamb, Jr. (71)	Director	1981/2007	President, Joe Lamb Enterprises (real estate sales and rentals), Nags Head, NC

B. Martelle Marshall (55)	Director and Corporate Secretary	1993/2008	President and co-owner, Martelle’s Feed House Restaurant, Engelhard, NC

R. S. Spencer, Jr. (64)	Chairman	1963/2008	President, R. S. Spencer, Inc. (retail merchant), Engelhard, NC

Michael D. Weeks (51)	Director	2005/2007	Vice President and General Manager, WITN-TV (television broadcasting), Washington, NC

(1)	“First elected” refers to the year in which each individual first became a director of the Bank. With the exception of Mr. Weeks, each person first became our director during 1998 in connection with our organization as the Bank’s holding company and previously served as a director of the Bank.

Executive Officers

Our officers are elected by and serve at the pleasure of our Board of Directors. We consider the Bank’s and our officers listed below to be our executive officers.

Arthur H. Keeney III, age 61, serves as the Bank’s and our President and Chief Executive Officer. He has been employed by the Bank since 1995. Previously, he served as Executive Vice President of Signet Bank, Baltimore, Maryland, from 1983 to 1991 in its Commercial and International Banking Group where he was responsible for that bank’s Commercial Banking, International and Financial Institutions, and Public Funds Divisions. From 1981 to 1983, he served as Vice President - Senior Lender in the Correspondent Banking Division of Connecticut National Bank, Hartford, Connecticut, with responsibilities for underwriting loan participations with correspondent banks. He began his banking career in 1970 with National Bank of Detroit, Detroit, Michigan, where he was employed until 1981, progressing from Credit Analyst to Vice President - Section Manager with increasing levels of account responsibility in the retail, wholesale and credit functions. From 1991 to 1995, he served as Executive Director of the American Foundation for Urologic Disease (1991 - 1993), Consultant and Recruiter for A.J. Burton Group/Don Richards Associates (1993 - 1994), and Vice President and General Manager of OMG/Science Instruments Co. (1994 - 1995), all in Baltimore, Maryland. Mr. Keeney is a graduate of University of Pennsylvania’s Wharton School with a Masters of Business Administration, and he has a total of 31 years of banking experience.

J. Dorson White, Jr., age 54, serves as the Bank’s Executive Vice President and Chief Operating Officer. He has been employed by the Bank since 1989 and served as Vice President and City Executive from 1989 to 1993, and Senior Vice President from 1993 to 1994. He began his banking career in 1973 with Wachovia Bank where he held the positions of Assistant Vice President, Dealer Credit Manager (1974 - 1980) and Vice President / Branch Manager (1982 - 1988). From 1988 to 1989, he was employed as Vice President / Business Services Officer of Branch Bank & Trust Company with responsibilities for new business development. Mr. White has a total of 32 years of banking experience.

William F. Plyler, II, age 61, serves as the Bank’s Senior Vice President and Chief Credit Officer. He has been employed by the Bank since 1995. He began his banking career in 1966 with Wachovia Bank where he was employed until 1993, progressing through various credit-related positions to Vice President / General Loan Administration Officer (1987 - 1993). From 1993 until he joined the Bank in 1995, he was employed by Southern National Bank of North Carolina as Vice President / Commercial Credit Policy Officer. Mr. Plyler has a total of 39 years of banking experience.

Gary M. Adams, age 52, serves as the Bank’s and our Senior Vice President and Chief Financial Officer. He has been employed by the Bank since 1981. He served as an internal Staff Auditor from 1981 to 1983 when he was promoted to General Auditor. He assumed his current position in 1985. Mr. Adams has a total of 24 years of banking experience.

Executive Compensation

Cash Compensation.    The following table shows the cash and certain other compensation paid or provided to or deferred by our named executive officers for the years indicated. The Bank compensates our executive officers for their services as its officers, and they receive no separate salaries or other cash compensation from us for their services as our officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation		All Other Compensation(6)
Name and principal position	Year	Salary(1)	Bonus(2)	Other annual compensation	Restricted stock awards(4)	Securities underlying options(5)
Arthur H. Keeney III President and Chief Executive Officer	2004 2003 2002	$220,000 200,000 166,000	$30,966 45,348 56,241	(3) (3) (3)	$143,526 97,002 0	0 0 4,120	$6,988 6,307 5,982

J. Dorson White, Jr. Executive Vice President and Chief Operating Officer	2004 2003 2002	126,500 115,000 105,000	13,724 21,187 27,721	(3) (3) (3)	48,365 23,058 0	0 0 1,700	8,324 7,606 7,000

William F. Plyler, II Senior Vice President and Chief Credit Officer	2004 2003 2002	102,850 93,500 88,200	11,158 17,226 21,186	(3) (3) (3)	32,006 15,552 0	0 0 1,130	5,651 5,243 4,792

Gary M. Adams Senior Vice President and Chief Financial Officer	2004 2003 2002	95,000 89,500 85,200	0 16,489 20,465	(3) (3) (3)	30,125 15,822 0	0 0 1,150	6,593 6,467 5,895

(1)	Includes amounts of salary deferred at each officer’s election under our Section 401(k) plan and, in Mr. Keeney’s case, pursuant to a separate deferral plan. Amounts deferred under that separate plan are invested for Mr. Keeney by an unrelated entity. We do not pay any interest or other amount on his deferred salary.

(2)	Reflects awards under the Bank’s annual incentive program. The award for each year is approved by our Board of Directors and paid following the end of that year.

(3)	In addition to compensation paid in cash, the Bank’s and our executive officers receive various personal benefits. The value of those non-cash benefits received each year by each named officer did not exceed 10% of his cash compensation for that year, and the amounts of those benefits are not shown in the Summary Compensation Table.

(4)	Reflects the value (on the date of grant) of restricted shares of our common stock awarded to each officer during each year. The awards granted during 2003 become vested as to 30% of the shares at the end of both the third and fourth years following the date of grant, and 40% of the shares at the end of the fifth year. The awards granted during 2004 become vested as to one-third of the shares at the end of each of the third, fourth and fifth year following the date of grant. Cash dividends are paid on the shares during the vesting period at the same rate as they are paid on other outstanding shares. On December 31, 2004, the aggregate number and value of unvested shares held by each named officer under all outstanding restricted stock awards was: Mr. Keeney—12,536 shares valued at $366,803; Mr. White—3,897 shares valued at $114,026; Mr. Plyler—2,600 shares valued at $76,076; and Mr. Adams—2,523 shares valued at $73,823. On September 30, 2005, those amounts were: Mr. Keeney—11,631 shares valued at $337,299; Mr. White—3,503 shares valued at $101,587; Mr. Plyler—2,337 shares valued at $67,773; and Mr. Adams—2,271 shares valued at $65,859.

(5)	Reflects numbers of shares that are subject to stock options granted to each officer during each year.

(6)	The 2004 amounts for Messrs. Keeney, White, Plyler and Adams consist of $1,508, $415, $354 and $125, respectively, representing the economic value to the named officers of the death benefits payable to them under split-dollar insurance policies purchased to fund supplemental retirement plans established for them by the Bank, and $5,480, $7,909, $5,297 and $6,468, respectively, in contributions made by the Bank to our Section 401(k) plan for their accounts. We also provide the named executive officers with group life, health, medical and other insurance coverages generally available to all salaried employees and that are not included in the Summary Compensation Table.

Employment and Change in Control Agreements.    Mr. Keeney serves as President and Chief Executive Officer of the Bank under an employment agreement that provided for an initial term of three years. At the end of each year, the term is automatically extended for one additional year, absent notice of non-renewal from the Bank. The agreement may be terminated by the Bank for “cause,” as defined in the agreement. Under the agreement, Mr. Keeney has agreed not to compete with the Bank in the areas in which it does business following termination of his employment. If, within three months following a “change in control” of our company or the Bank, Mr. Keeney’s employment is terminated without cause or his duties are substantially reduced relative to his previous position, he will be entitled to receive a lump-sum amount equal to 2.99 times the average of his salary, cash bonus and incentive payments during the preceding three years.

Messrs. White, Plyler and Adams each has an agreement with the Bank under which he would be entitled to receive a lump-sum amount equal to 1.50 times the average of his salary, cash bonus and incentive payments during the preceding three years, together with certain other benefits, in the event that, within 90 days following a “change in control” of our company or the Bank, his employment is terminated without cause or his salary or responsibilities are reduced. The agreement may be terminated by the officer or the Bank at any time on 30 days prior written notice, or by the Bank at any time, without notice, for “cause,” as defined in the agreement.

Supplemental Retirement and Death Benefits.    As a supplement to retirement benefits under the Bank’s Section 401(k) plan, the Bank has entered into separate agreements with our executive officers under which they will receive specified benefits from the Bank following their retirement at age 65. Annual benefits that generally increase each year are payable to the officers for specified initial benefit periods that extend from their retirement dates to their actuarially calculated mortality ages. Benefits payable to an officer for each year after his initial period and until the officer’s death will be increased or decreased based on a formula that includes a comparison of (1) the Bank’s return on life insurance policies purchased by it to cover its costs associated with the officer’s benefits, to (2) the Bank’s opportunity costs associated with premiums paid by the Bank on those policies and any benefits paid to the officer under the agreement. Reduced annual benefits are payable in the event an officer retires after age 59 1/2 but before age 65 or in the event of certain other terminations of employment prior to age 59 1/2. However, if an officer’s employment is terminated as a result of disability, or for any reason following a change in control of the Bank, the officer will retain the right to full benefits under the agreement. All benefits are forfeited if an officer’s employment is terminated for “cause” as defined in the agreement. The beginning and ending annual benefits during the initial period for each of our executive officers named in the Summary Compensation Table above are: Mr. Keeney—$82,779 and $108,046; Mr. White—$51,362 and $62,469; Mr. Plyler—$21,201 and $27,688; and Mr. Adams—$22,694 and $23,383. Benefits payable to them following their initial benefit periods currently are not calculable. Under the life insurance policies purchased by the Bank, upon an officer’s death his beneficiary or estate will receive a portion (from 0% to 80%) of the difference between the death benefits on and the cash values of the life insurance policies. The actual percentage is determined based on whether the officer remains employed by the Bank or is retired at the time of death and, if no longer employed for reasons other than retirement or disability, the officer’s age and length of service. All remaining policy proceeds, including the full cash value of the policies, will be paid to the Bank.

Stock Options.    The following table contains information about options to purchase shares of our common stock held on December 31, 2004, by our executive officers named in the Summary Compensation Table on page 77.

Aggregated Option Exercises In Last Fiscal Year

and Fiscal Year End Option Values

	Shares acquired on exercise	Value realized	Number of securities underlying unexercised options at December 31, 2004		Value of unexercised in-the-money options at December 31, 2004(2)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Arthur H. Keeney III	(1)	—	7,222	5,520	$128,041	$92,925
J. Dorson White, Jr.	(1)	—	3,349	2,354	59,394	39,813
William F. Plyler, II	(1)	—	1,942	1,616	34,973	27,452
Gary M. Adams	(1)	—	1,901	1,398	33,096	23,188

(1)	No options were exercised during 2004.

(2)	Reflects the amount by which the aggregate fair market value on December 31, 2004, of the shares underlying each option exceeded the aggregate purchase price of those shares under the terms of the options. On September 30, 2005, the values of exercisable and unexercisable options held by each named executive officer (based on the closing price of our stock on that date on The Nasdaq Capital Market) were: Mr. Keeney—$174,341 and $43,313; Mr. White—$79,848 and $17,876; Mr. Plyler—$49,608 and $11,891; and Mr. Adams—$43,299 and $12,128.

The following table contains information about options granted since December 31, 2004, to our executive officers named in the above table.

Option/SAR Grants Since December 31, 2004

	Individual Grants
Name	Number of securities underlying options/SARs granted(1)	Percent of total options/SARs granted to employees since 12/31/04	Exercise or base price per share	Expiration date	Grant date present value(2)
Arthur H. Keeney III	8,954	49.5%	$29.00	May 17, 2015	$66,976
J. Dorson White, Jr.	4,952	27.4	29.00	May 17, 2015	37,041
William F. Plyler, II	2,562	14.2	29.00	May 17, 2015	19,164
Gary M. Adams	1,619	9.0	29.00	May 17, 2015	12,110

(1)	The options become exercisable as to one-third of the shares each May 17 beginning in 2006 for Mr. Keeney and 2008 for each other named officer.

(2)	Represents the estimated value of the options on the date of grant based on the Black-Scholes option pricing model and assuming 20% volatility, a 4.115% risk-free rate of return, expected annual dividends of $0.64 per share, and an expected life of ten years.

Director Compensation

Director Fees.    Each of our directors serves and is compensated as a director of the Bank. The Bank’s and our Boards meet jointly, and directors do not receive any additional compensation for their services as our directors. The Bank pays annual retainers of $11,000 to our Chairman and $6,000 to each other non-employee director, and a fee of $750 for each Board meeting attended. Members of Board committees receive a fee of $650 for attendance at each meeting of the Executive Committee, and $600 for attendance at each meeting of other committees. However, the Chairman and Secretary of our Audit Committee receive fees of $850 and $700, respectively, for their attendance at each meeting of that committee. As an officer and employee, Mr. Keeney does not receive any fees for his service as a director.

Director Retirement and Death Benefits.    The Bank has entered into separate agreements with our directors under which they will receive specified retirement benefits from the Bank after their retirement from service as directors at specified ages. Under these agreements, annual benefits which generally increase each year are payable to the directors for specified initial benefit periods that extend from their retirement to their actuarially calculated mortality ages. Benefits payable to directors for each year after their initial periods and until their deaths will be increased or decreased based on a formula that includes a comparison of, in the case of eight of the directors, (1) the Bank’s return on life insurance policies purchased by the Bank to cover its costs associated with their benefits, to (2) the Bank’s opportunity costs associated with premiums paid by the Bank on those policies and any benefits paid to the directors under the agreements. In the case of two directors for whom insurance policies were not purchased, the formula makes that comparison based on assumed returns and premiums on policies on other insured plan participants. Reduced annual benefits are payable in the event a director’s service terminates prior to his specified retirement age. However, if a director’s service is terminated as a result of disability, or for any reason following a change in control of the Bank, the director will retain the right to full benefits under the agreement. All benefits are forfeited if a director’s service is terminated for “cause” as defined in the agreement. Upon the death of a director in connection with whose agreement the Bank has purchased life insurance policies, the director’s beneficiary or estate will receive a portion (from 0% to 80%) of the difference between the death benefits on and the cash values of those policies. The actual percentage is determined based on whether the director remains a director or is retired at the time of death and, if no longer serving as a director for reasons other than retirement or disability, the director’s length of service as a director. All remaining policy proceeds, including the full cash value of the policies, will be paid to the Bank.

Transactions with Management

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with certain of our current directors, nominees for director, executive officers, and their associates. All loans included in those transactions since January 1, 2004, were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time those loans were made for comparable transactions with other persons, and those loans did not involve more than the normal risk of collectibility or present other unfavorable features.

Michael D. Weeks, who serves as one of our directors, is Vice President and General Manager of WITN-TV, a television station from which we purchase advertising from time-to-time.

During 2004, our Board of Directors adopted a policy requiring that certain transactions between us or the Bank and any of our “related parties,” including our directors and executive officers (other than loans made in the ordinary course of the Bank’s business which are required by banking regulations to be approved by the entire Board), be reviewed and approved by the Board’s Audit Committee.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Principal Shareholder

The following table describes the beneficial ownership of our common stock on September 30, 2005, by persons known to us to beneficially own 5% or more of our common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership		Percentage of class
Anna Mae H. Gibbs Post Office Box 39 Engelhard, NC 27824	447,958	(1)	21.96%

Gregory C. Gibbs Post Office Box 402 Engelhard, NC 27824	453,008	(2)	22.21%

George T. Davis, Jr. Post Office Box 277 Swan Quarter, NC 27885	115,341	(3)	5.65%

(1)	Ms. Gibbs may be considered to have shared voting and investment power with respect to 828 of the listed shares she owns jointly with her son, Gregory C. Gibbs, who is one of our directors.

(2)	Mr. Gibbs may be considered to have shared voting and investment power with respect to 250 of the listed shares owned by or jointly with his spouse, and 828 of the listed shares owned jointly with his mother, Anna Mae H. Gibbs. Also, as attorney-in-fact for his mother, he may be considered to share voting and investment power with respect to 447,130 of the listed shares owned directly by her, but he disclaims beneficial ownership of those shares.

(3)	Mr. Davis may be considered to have shared voting and investment power with respect to 6,993 of the listed shares owned by his spouse. Also, as attorney-in-fact, he may be considered to share voting and investment power with respect to 92,274 of the listed shares owned directly by his mother and aunt, but he disclaims beneficial ownership of those shares.

Management

The following table describes the beneficial ownership of our common stock on September 30, 2005, by our current directors and named executive officers, individually, and by all of our current directors and executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership(1)		Percent of class(4)
Gary M. Adams.	6,605		0.32%
George T. Davis, Jr.	115,341	(2)	5.65
Gregory C. Gibbs	453,008	(3)	22.21
John F. Hughes, Jr.	2,200		0.11
Arthur H. Keeney III	30,832		1.50
J. Bryant Kittrell III	3,900		0.19
Joseph T. Lamb, Jr.	33,218		1.63
B. Martelle Marshall	2,277		0.11
William F. Plyler, II	5,140		0.25
R. S. Spencer, Jr.	46,491		2.28
Michael D. Weeks	1,000		0.05
J. Dorson White, Jr.	11,809		0.58
All current directors and executive officers as a group (12 persons)	711,821		34.56%

(1)	Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all listed shares. The listed shares include the following numbers of shares with respect to which individuals named and included in the group may be considered to have shared voting and investment power: Gary M. Adams—9 shares; George T. Davis, Jr.—99,267 shares; Gregory C. Gibbs—448,208 shares; J. Bryant Kittrell III—900 shares; Joseph T. Lamb, Jr.—18,092 shares; B. Martelle Marshall—591 shares; R. S. Spencer, Jr.—18,922 shares; and all current directors and executive officers as a group—585,989 shares, including shares described in footnotes 2 and 3 below that are held by persons for whom certain of our directors act as attorney-in-fact. Individuals named and included in the group exercise sole voting power only with respect to the following numbers of shares representing unvested restricted stock awards pursuant to our Omnibus Stock Ownership and Long Term Incentive Plan: Gary M. Adams—2,271 shares; Arthur H. Keeney III—11,631 shares; William F. Plyler, II—2,337 shares; J. Dorson White, Jr.—3,503 shares; and all current directors and executive officers as a group—19,742 shares. The listed shares also include the following numbers of shares that could be acquired by individuals named and included in the group pursuant to currently exercisable stock options and with respect to which shares they may be deemed to have sole investment power only: Gary M. Adams—2,529 shares; Arthur H. Keeney III—9,992 shares; William F. Plyler, II—2,803 shares; J. Dorson White, Jr.—4,568 shares; and all persons included in the group—19,892 shares.

(2)	Mr. Davis may be considered to have shared voting and investment power with respect to 6,993 of the listed shares owned by his spouse. Also, as attorney-in-fact, he may be considered to share voting and investment power with respect to 92,274 of the listed shares owned directly by his mother and aunt, but he disclaims beneficial ownership of those shares.

(3)	Mr. Gibbs may be considered to have shared voting and investment power with respect to 250 of the listed shares owned by or jointly with his spouse, and 828 of the listed shares owned jointly with his mother, Anna Mae H. Gibbs. Also, as attorney-in-fact for his mother, he may be considered to share voting and investment power with respect to 447,130 of the listed shares owned directly by her, but he disclaims beneficial ownership of those shares.

(4)	Percentages are calculated based on 2,040,042 total outstanding shares as of September 30, 2005, plus, in the case of each named individual and the group, the number of any additional shares that could be purchased by that individual or by persons included in the group under currently exercisable stock options.

DESCRIPTION OF OUR CAPITAL STOCK

The following summary describes material terms of our common stock. For the complete terms of our common stock, you should read the more detailed provisions of our Articles of Incorporation and Bylaws and applicable provisions of the North Carolina Business Corporation Act.

General

Our authorized capital stock consists of 10,000,000 shares of common stock, $3.50 par value per share, of which 2,040,042 shares were issued and outstanding on September 30, 2005. In addition, 43,389 shares of our common stock may be issued in the future upon the exercise of stock options we have granted and that are outstanding under our stock option plan.

Shares of our common stock represent equity interests in our company and are not bank deposits, savings accounts or other obligations of or guaranteed by the Bank. Our common stock is neither insured nor guaranteed by the FDIC’s Bank Insurance Fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

Voting Rights

The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of our shareholders. Except in elections of directors as discussed below and in the case of certain other corporate actions for which higher voting requirements are required by the North Carolina Business Corporation Act (including mergers, share exchanges, sales of assets and dissolution), if a quorum exists, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action.

Election of Directors

Our Board of Directors is divided into three classes and our directors are elected to staggered three-year terms. Each year, the terms of the directors in one class expire and directors in that class are elected for new three-year terms. Directors are elected at annual meetings of our shareholders. Directors are elected by a plurality of votes cast, so nominees who receive the highest numbers of votes are elected. Our shareholders may not vote cumulatively in the election of our directors

Charter Amendments

With some exceptions, an amendment to our Articles of Incorporation, including a provision to increase our authorized capital stock, may be made if the amendment is recommended to our shareholders by our Board of Directors and if the votes cast by shareholders in favor of the amendment exceed the votes cast opposing the amendment.

Merger, Share Exchange, Sale of Assets and Dissolution

In general, North Carolina law requires that any merger, share exchange, voluntary liquidation or transfer of substantially all our assets (other than in the ordinary course of business) be recommended to our shareholders by our Board of Directors and be approved by the affirmative vote of the holders of at least a majority of all outstanding shares of our common stock.

Dividends

Under North Carolina law, we are authorized to pay dividends as declared by our Board of Directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. The Bank’s ability to pay dividends to us is subject to regulatory restrictions that apply to North Carolina banks. (See “Price Range of Our Common Stock and Dividend Information” on page 18 and “Supervision and Regulation—Payment of Dividends” on page 69.)

No Preemptive Rights

Holders of our common stock do not have preemptive rights to acquire other or additional shares or other securities we may issue in the future.

Charter and Bylaw Provisions Having Potential “Anti-takeover” Effect

The following paragraphs summarize certain provisions of our Articles of Incorporation and Bylaws that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of our company that are not first approved by our Board of Directors, even if those proposed takeovers are favored by our shareholders.

Staggered Terms of Directors.    As discussed above, under our Bylaws our directors are divided into three classes and elected to staggered three-year terms. At each annual meeting of our shareholders, the terms of directors in one class expire and new directors in that class are elected to new three-year terms. Because only approximately one-third of our directors are elected each year, voting at two consecutive meetings would be required for shareholders to replace a majority of our current nine directors through the normal election process.

Bylaw Amendments.    Subject to certain limitations under North Carolina law, our Bylaws may be amended or repealed by either our Board of Directors or our shareholders. Therefore, our Board of Directors is authorized to amend or repeal Bylaws without the approval of our shareholders. However, a Bylaw adopted, amended or repealed by our shareholders may not be readopted, amended or repealed by the Board of Directors alone unless our Articles of Incorporation or a Bylaw adopted by our shareholders authorizes the Board to adopt, amend or repeal that particular Bylaw or the Bylaws generally.

Call of Special Meetings of Shareholders.    Our Bylaws provide that special meetings of shareholders may be called only by or at the direction of our Chairman, Chief Executive Officer or Board of Directors. Therefore, our shareholders have no separate right to call a special meeting or to require that a special meeting be called.

Miscellaneous

Under North Carolina law, holders of our common stock are entitled, on dissolution or liquidation, to participate proportionately in the distribution of assets legally available for distribution to shareholders after payment of debts. Our shareholders do not have any redemption, sinking fund or conversion rights. First-Citizens Bank & Trust Company, Raleigh, North Carolina, acts as registrar and transfer agent for our common stock.

UNDERWRITING

We have entered into an underwriting agreement with Keefe, Bruyette & Woods, Inc., with respect to the common stock to be offered in this offering. Subject to the terms and conditions contained in the underwriting agreement, Keefe, Bruyette & Woods, Inc., has agreed to purchase from us 750,000 shares of common stock.

The underwriting agreement provides that the Underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in that agreement, including:

•	the representations and warranties made by us to the Underwriter are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents to the Underwriter.

The Underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the Underwriter is not obligated to take or pay for the shares of our common stock covered by the Underwriter’s over-allotment option described below, unless and until this option is exercised.

Over-Allotment Option

We have granted the Underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of 112,500 additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the Underwriter to the extent the over-allotment option is exercised. The Underwriter may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The Underwriter proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share. The Underwriter may allow, and the dealers may reallow, a concession not in excess of $             per share on sales to other brokers and dealers. After the public offering of the common stock, the Underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay the Underwriter and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase additional shares.

	Per share	Total without over-allotment exercise	Total with over-allotment exercise
Public offering price	$	$	$
Underwriting discounts and commissions payable by us	$	$	$
Proceeds before expenses	$	$	$

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $            , and are payable by us.

Lock-Up Agreements

We, and each of our directors and executive officers, have agreed, for a period of 90 days after the date of the underwriting agreement, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, or to enter into any swap or any other agreement or any transaction that transfers the economic consequences of ownership of our common stock, without, in each case, the prior written consent of Keefe, Bruyette & Woods, Inc., subject to certain specified exceptions. Our principal shareholder, Anna Mae H. Gibbs, has agreed to the same restrictions that will extend for a period of 180 days after the date of the underwriting agreement. These restrictions expressly preclude us, and our executive officers, directors and principal shareholder, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise.

The restricted periods described above are subject to extension under limited circumstances. If either (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the applicable restricted period and ends on the last day of that restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of that restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the earnings release is issued or the material news or material event related to us occurs.

Indemnity

We have agreed to indemnify the Underwriter and persons who control the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the Underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the Underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

•	Over-allotment transactions involve sales by the Underwriter of common stock in excess of the number of shares the Underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the Underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The Underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the Underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase common stock through exercise of the over-allotment option. If the Underwriter sells more common stock than could be covered by exercising the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the Underwriter is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the Underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the Underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Stock Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the Underwriter and any selling group members who are qualified market makers on The Nasdaq Stock Market may engage in passive market making transactions in our common stock on The Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The Underwriter and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

Our Relationship with the Underwriter

The Underwriter and some of its affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for those services.

At our request, the Underwriter has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship, who have expressed an interest in participating in this program. No more than 5% of the common stock offered in this offering will be sold to these persons under the directed share program. Any reserved shares that are not purchased may be reallocated to other persons for whom these shares are reserved, or they may be sold to the general public. The number of shares available for sale to the general public will be reduced if these persons purchase the reserved shares. Purchases of the reserved shares will be made on the same terms and conditions as purchases made by persons unrelated to us, and the shares sold under this program will be subject to a 90-day lock-up arrangement.

The common stock is being offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the Underwriter and other conditions. The Underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

LEGAL MATTERS

The validity of our common stock to be issued in this offering is being passed upon for us by Ward and Smith, P.A., Raleigh, North Carolina. Certain legal matters will be passed upon for the Underwriter by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

Our consolidated balance sheets as of December 31, 2004 and 2003, and our related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, have been included in this prospectus in reliance on the report of KPMG LLP, independent registered public accounting firm, which is also included in this prospectus on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports and other information about our company with the Securities and Exchange Commission under that Act, including annual reports, quarterly reports and proxy statements. Our SEC file number is 2017-6. You may read and copy any reports, proxy statements and other information we file with the SEC under the 1934 Act at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at (800) SEC-0330 for further information about the Public Reference Room. You can review reports, proxy statements and other information we file electronically with the SEC on the SEC’s Internet website at www.sec.gov. Our own Internet website (www.ecbbancorp.com) contains a link to the SEC’s website.

We have filed a registration statement on Form S-1 with the SEC covering the common stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the common stock, you should refer to the registration statement and its exhibits. You can obtain a copy of the full registration statement from the SEC as described above.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2005 AND DECEMBER 31, 2004

	June 30, 2005	December 31, 2004*
	(unaudited)
ASSETS
Non-interest bearing deposits and cash	$30,534,275	$28,263,268
Federal funds sold	10,575,000	—

Total cash and cash equivalents	41,109,275	28,263,268

Investment securities available-for-sale, at market value (cost of $105,007,590 and $112,787,121 at June 30, 2005 and December 31, 2004, respectively)	104,447,739	112,321,137

Loans	361,664,970	329,530,355
Allowance for probable loan losses	(4,449,314)	(4,300,000)

Loans, net	357,215,656	325,230,355

Real estate acquired in settlement of loans, net	39,000	34,500
Federal Home Loan Bank common stock, at cost	2,082,700	1,946,500
Bank premises and equipment, net	17,538,957	16,939,045
Accrued interest receivable	2,862,648	2,758,558
Bank owned life insurance	7,305,916	6,691,215
Other assets	8,533,821	7,705,252

Total	$541,135,712	$501,889,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Demand, noninterest bearing	$106,672,342	$86,215,997
Demand interest bearing	96,833,033	94,924,075
Savings	22,942,822	23,178,796
Time	229,174,113	206,814,091

Total deposits	455,622,310	411,132,959

Accrued interest payable	1,272,551	970,081
Short-term borrowings	15,398,911	23,006,740
Long-term obligations	31,310,000	31,310,000
Other liabilities	3,895,210	3,392,837

Total liabilities	507,498,982	469,812,617

Shareholders’ Equity:
Common stock, par value $3.50 per share; authorized 10,000,000 shares; issued and outstanding 2,040,042 at June 30, 2005 and 2,038,242 at December 31, 2004	7,140,148	7,133,848
Capital surplus	5,407,703	5,360,003
Retained earnings	21,741,141	20,176,100
Deferred compensation—restricted stock	(312,059)	(306,157)
Accumulated other comprehensive loss	(340,203)	(286,581)

Total shareholders’ equity	33,636,730	32,077,213

Commitments

Total	$541,135,712	$501,889,830

*	Derived from audited consolidated financial statements.

See accompanying notes to consolidated financial statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED INCOME STATEMENTS

FOR THREE AND SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
INTEREST INCOME:
Interest and fees on loans	$5,719,499	$4,306,217	$10,865,169	$8,405,666
Interest on investment securities:
Interest exempt from federal income taxes	283,665	295,803	572,860	545,786
Taxable interest income	743,887	867,281	1,496,579	1,648,549
Dividend income	18,199	18,369	36,551	52,956
FHLB stock dividends	20,519	10,601	32,978	20,357
Interest on federal funds sold	54,824	8,013	77,741	30,953

Total interest income	6,840,593	5,506,284	13,081,878	10,704,267

INTEREST EXPENSE:
Deposits:
Demand accounts	126,391	91,497	237,999	173,418
Savings	28,870	27,876	57,828	54,767
Time	1,540,479	867,769	2,800,712	1,659,132
Short-term borrowings	132,413	56,689	234,299	104,015
Long-term obligations	387,554	350,590	752,035	690,486

Total interest expense	2,215,707	1,394,421	4,082,873	2,681,818

Net interest income	4,624,886	4,111,863	8,999,005	8,022,449
Provision for probable loan losses	90,000	250,000	190,000	400,000

Net interest income after provision for probable loan losses	4,534,886	3,861,863	8,809,005	7,622,449

NONINTEREST INCOME:
Service charges on deposit accounts	838,508	906,743	1,633,921	1,699,220
Other service charges and fees	599,459	453,320	922,915	730,665
Net gain on sale of securities	90,075	255,228	90,075	292,139
Income from bank owned life insurance	56,091	88,524	125,190	150,099
Other operating income	34,164	116,121	53,589	453,163

Total noninterest income	1,618,297	1,819,936	2,825,690	3,325,286

NONINTEREST EXPENSES:
Salaries	1,679,242	1,480,780	3,249,060	2,876,585
Retirement and other employee benefits	672,697	609,768	1,313,521	1,199,346
Occupancy	348,832	300,788	679,835	660,281
Equipment	413,365	442,315	868,779	864,487
Professional fees	84,205	64,437	271,344	151,116
Supplies	79,569	64,635	162,273	153,853
Telephone	131,908	90,577	265,001	209,259
Postage	58,643	63,755	105,731	118,989
Other operating expenses	900,491	818,064	1,618,956	1,593,205

Total noninterest expenses	4,368,952	3,935,119	8,534,500	7,827,121

Income before income taxes	1,784,231	1,746,680	3,100,195	3,120,614
Income taxes	518,871	525,000	882,629	925,000

Net income	$1,265,360	$1,221,680	$2,217,566	$2,195,614

Net income per share—basic	$0.63	$0.61	$1.10	$1.09

Net income per share—diluted	$0.62	$0.60	$1.08	$1.07

Weighted average shares outstanding—basic	2,014,872	2,015,318	2,014,861	2,018,506
Weighted average shares outstanding—diluted	2,044,091	2,041,208	2,045,074	2,044,550

See accompanying notes to consolidated financial statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(UNAUDITED)

	Common stock	Capital surplus	Retained earnings	Deferred compensation- restricted stock	Accumulated other comprehensive loss	Comprehensive loss	Total
BALANCE—January 1, 2004	$7,132,752	$5,359,978	$18,058,476	$(150,388)	$241,447		$30,642,265
Unrealized losses, net of income tax benefit of $1,511,076					(2,413,796)	$(2,413,796)	(2,413,796)
Net income			2,195,614			2,195,614	2,195,614

Total comprehensive income						$(218,182)

Deferred compensation—restricted stock issuance	31,196	222,825		(254,021)			—
Recognition of deferred compensation—restricted stock				50,154			50,154
Repurchase of common stock	(30,100)	(222,800)					(252,900)
Cash dividends ($.285 per share)			(581,271)				(581,271)

BALANCE—June 30, 2004	$7,133,848	$5,360,003	$19,672,819	$(354,255)	$(2,172,349)		$29,640,066

	Common stock	Capital surplus	Retained earnings	Deferred compensation- restricted stock	Accumulated other comprehensive loss	Comprehensive income	Total
BALANCE—January 1, 2005	$7,133,848	$5,360,003	$20,176,100	$(306,157)	$(286,581)		$32,077,213
Unrealized losses, net of income tax benefit of $33,569					(53,622)	$(53,622)	(53,622)
Net income			2,217,566			2,217,566	2,217,566

Total comprehensive income						$2,163,944

Deferred compensation—restricted stock issuance	6,300	47,700		(54,000)			—
Recognition of deferred compensation—restricted stock				48,098			48,098
Cash dividends ($.32 per share)			(652,526)				(652,526)

BALANCE—June 30, 2005	$7,140,148	$5,407,703	$21,741,140	$(312,059)	$(340,203)		$33,636,729

See accompanying notes to consolidated financial statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

(UNAUDITED)

	Six Months Ended June 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,217,566	$2,195,614
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	530,517	527,489
Amortization of premium on investment securities, net	137,684	190,440
Provision for probable loan losses	190,000	400,000
Gain on sale of securities	(90,075)	(292,139)
Deferred compensation—restricted stock	48,098	50,154
(Gain) loss on disposal of premises and equipment	(2,950)	4,263
Gain on sale of real estate acquired in settlement of loans	(4,500)	—
Income from bank owned life insurance	(125,190)	(150,099)
Decrease (increase) in accrued interest receivable	(104,090)	190,032
Increase in other assets	(828,569)	(2,407,135)
Increase (decrease) in accrued interest payable	302,470	(30,579)
Increase in other liabilities, net	500,356	1,364,520

Net cash provided by operating activities	2,771,317	2,042,560

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investment securities classified as available-for-sale	4,366,800	18,655,347
Proceeds from maturities of investment securities classified as available-for-sale	6,152,696	13,081,526
Purchases of investment securities classified as available-for-sale	(2,780,898)	(51,324,712)
Purchase of Federal Home Loan Bank common stock	(136,200)	(457,500)
Purchases of premises and equipment	(1,127,479)	(2,448,071)
Purchase of bank owned life insurance	(489,511)	(405,000)
Net loan originations	(32,175,301)	(33,603,626)

Net cash used by investing activities	(26,189,893)	(56,502,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	44,489,351	51,163,628
Net decrease in short-term borrowings	(7,607,829)	(741,652)
Origination of long-term obligations	—	5,000,000
Dividends paid	(616,940)	(545,564)
Repurchase of common stock	—	(252,900)

Net cash provided by financing activities	36,264,582	54,623,512

Increase in cash and cash equivalents	12,846,007	164,036
Cash and cash equivalents at beginning of period	28,263,268	27,384,112

Cash and cash equivalents at end of period	$41,109,275	$27,548,148

Cash paid during the period:
Interest	$3,780,403	$2,712,397
Taxes	1,405,781	910,340

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Cash dividends declared but not paid	$326,407	$290,450
Unrealized losses on available-for-sale securities, net of deferred taxes	(53,622)	(2,413,796)
Restricted stock issuance	54,000	254,021
Transfer of assets into OREO (non-cash change)	—	(34,500)

See accompanying notes to consolidated financial statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(1)    BASIS OF PRESENTATION

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (“Bancorp”) and its wholly-owned subsidiary, The East Carolina Bank (the “Bank”) (Bancorp and the Bank collectively referred to hereafter as the “Company”). The Bank has two wholly-owned subsidiaries. ECB Realty, Inc. holds title to five of the Bank’s branch offices which it leases to the Bank. The second subsidiary, ECB Financial Services, Inc., formerly provided courier services to the Bank but is currently inactive. All intercompany transactions and balances are eliminated in consolidation.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for probable loan losses. In connection with the determination of the allowance for probable loan losses, management obtains independent appraisals for significant properties held as collateral for loans.

All adjustments considered necessary for a fair presentation of the results for the interim periods presented have been included (such adjustments are normal and recurring in nature). The footnotes in Bancorp’s annual report on Form 10-KSB should be referenced when reading these unaudited interim financial statements. Operating results for the period ended June 30, 2005, are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

(2)    ALLOWANCE FOR PROBABLE LOAN LOSSES

The following table summarizes the activity in the allowance for probable loan losses for the six-month periods ended June 30, 2005 and 2004, respectively.

	Six-months ended June 30,
	2005	2004
Balance at the beginning of the period	$4,300,000	$3,550,000
Provision for probable loan losses	190,000	400,000
Charge-offs	(67,174)	(114,725)
Recoveries	26,488	91,154
Net Charge-offs	(40,686)	(23,571)

Balance at end of the period	$4,449,314	$3,926,429

(3)    NET INCOME PER SHARE

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of basic net income per share, restricted stock is considered “contingently issuable” and is not included in the weighted average number of common shares outstanding.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered “proceeds” using the treasury stock method. For the six months ended June 30, 2005 and 2004, diluted weighted average shares outstanding increased by 14,654 and 11,144, respectively, due to the dilutive impact of restricted stock. For the three months ended June 30, 2005 and 2004, diluted weighted average shares outstanding increased by 14,359 and 11,061, respectively, due to the dilutive impact of restricted stock.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. For the six months ended June 30, 2005 and 2004, diluted weighted average shares outstanding increased by 15,560 and 14,900, respectively, due to the dilutive impact of options. For the three months ended June 30, 2005 and 2004, diluted weighted average shares outstanding increased by 14,860 and 14,829, respectively, due to the dilutive impact of options. There were 18,087 anti-dilutive (not in the money) options outstanding for the three months ended June 30, 2005 and there were no anti-dilutive options outstanding for the three months ended June 30, 2005 and 2004.

The following is a reconciliation of the numerators and denominators used in computing Basic and Diluted Net Income Per Share.

	Six months ended June 30, 2005
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$2,217,566	2,014,861	$1.10

Effect of dilutive securities	—	30,213

Diluted net income per share	$2,217,566	2,045,074	$1.08

	Six months ended June 30, 2004
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$2,195,614	2,018,506	$1.09

Effect of dilutive securities	—	26,044

Diluted net income per share	$2,195,614	2,044,550	$1.07

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

The following is a reconciliation of the numerators and denominators used in computing Basic and Diluted Net Income Per Share.

	Three months ended June 30, 2005
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$1,265,360	2,014,872	$0.63

Effect of dilutive securities	—	29,219

Diluted net income per share	$1,265,360	2,044,091	$0.62

	Three months ended June 30, 2004
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic net income per share	$1,221,680	2,015,318	$0.61

Effect of dilutive securities	—	25,890

Diluted net income per share	$1,221,680	2,041,208	$0.60

(4)    STOCK OPTION PLAN

During 1998, the Company adopted an Omnibus Stock Ownership and Long-Term Incentive Plan (the Omnibus Plan) which provides for the issuance of up to an aggregate of 159,000 shares of common stock of the Company pursuant to stock options and other awards granted or issued under its terms. Stock options vest one-third each year beginning three years after the grant date and expire after 10 years. Restricted stock vests over 5 years.

The Company accounts for its awards pursuant to the Omnibus Plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB Opinion No. 25), “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock on the date of grant exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), recommends that entities recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Stock options of 18,087 shares were granted during the six months ended June 30, 2005. There were no options granted in the first six months of 2004.

The Company awarded 1,800 and 8,913 shares of restricted stock during the six months ended June 30, 2005 and 2004, respectively, resulting in an increase to deferred compensation-restricted stock of $54,000 and $254,021, respectively.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

If the Company had elected to recognize compensation cost for its stock-based compensation plans in accordance with the fair value based accounting method of SFAS No. 123, net income and earnings per share (“EPS”) would have been as follows:

	Six months ended June 30,
	2005	2004
Net income, as reported	$2,217,566	$2,195,614
Deduct: Total stock-based employee Compensation expense determined under fair value based method for all awards, net of related tax effects	(4,546)	(3,293)

Proforma net income	$2,213,020	$2,192,321

Earnings per share:
Basic—as reported	$1.10	$1.09

Basic—proforma	1.10	1.09

Diluted—as reported	1.08	1.07

Diluted—proforma	1.07	1.07

	Three months ended June 30,
	2005	2004
Net income, as reported	$1,265,360	$1,221,680
Deduct: Total stock-based employee Compensation expense determined under fair value based method for all awards, net of related tax effects	(2,273)	(1,646)

Proforma net income	$1,263,087	$1,220,034

Earnings per share:
Basic—as reported	$0.63	$0.61

Basic—proforma	0.63	0.61

Diluted—as reported	0.61	0.60

Diluted—proforma	0.61	0.60

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(5)    POSTRETIREMENT BENEFITS

The Company has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements. Net periodic postretirement benefit cost include the following components:

	Six months ended June 30,
	2005	2004
Service cost	$3,424	$3,179
Interest cost	21,236	21,304
Amortization of loss	142	2,143

Net periodic postretirement benefit cost	$24,802	$26,626

	Three months ended June 30,
	2005	2004
Service cost	$1,712	$1,589
Interest cost	10,618	10,652
Amortization of loss	71	1,072

Net periodic postretirement benefit cost	$12,401	$13,313

(6)    OTHER THAN TEMPORARY IMPAIRMENT OF CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES

The following table sets forth the amount of unrealized losses (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other than temporarily impaired. The table is segregated into investments that have been in continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for more than 12 months, as of June 30, 2005:

	Less than 12 months		12 months or longer		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities of other U.S. government agencies and corporations	$997,800	$2,200	$7,428,350	$64,353	$8,426,150	$66,553
Obligations of states and political subdivisions	4,070,884	66,713	8,393,672	240,882	12,464,556	307,595
Mortgage-backed securities	495,750	6,173	47,877,502	652,546	48,373,252	658,719

Total	$5,564,434	$75,086	$63,699,524	$957,781	$69,263,958	$1,032,867

As of June 30, 2005, management has concluded that the unrealized losses above (which consisted of 80 securities) are temporary in nature since they are not related to the underlying credit quality of the issuers, and the Company has the intent and ability to hold these investments for a time necessary to recover its cost. The losses above are on securities that have contractual maturity dates and are primarily related to market interest rates. Securities that have been in an unrealized loss position for longer than 1 year include twenty-six (26) municipal obligations, twenty-eight (28) mortgage-backed securities and seven (7) securities of U.S. government agencies. The unrealized losses associated with these securities are not considered to be other-than-temporary, because they are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or the issuer.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

(7)    COMPREHENSIVE INCOME (LOSS)

A summary of comprehensive income (loss) is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Income	$1,265,360	$1,221,680	$2,217,566	$2,195,614
Other comprehensive income (loss):
Net increase (decrease) in the fair value of investment securities available for sale, net of tax	754,814	(2,912,348)	(53,622)	(2,413,796)

Total comprehensive income (loss)	$2,020,174	$(1,690,668)	$2,163,944	$(218,182)

(8)    NEW ACCOUNTING PRONOUNCEMENTS

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position (SOP) 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. The adoption of SOP 03-3 on January 1, 2005 did not have a material impact on the consolidated financial statements.

On May 19, 2004, the FASB released FASB Staff Position (FSP) FAS No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a subsidy for employers that sponsor postretirement health care plans that provide prescription drug benefits. The net periodic postretirement benefit cost disclosed does not reflect any amount associated with the subsidy because the Company has been unable to conclude whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

In December 2004, the FASB issued Statement of Financial Accounting SAFS No.123(R), which revises SFAS No. 123 and supersedes APB 25. SFAS No.123(R) eliminates an entity’s ability to account for share-based payments using APB 25 and requires all such transactions to be accounted for using fair value based method. In addition, although it does not require use of a binomial lattice model, SFAS No. 123(R) indicates that a binomial lattice model may be more effective in valuing employee stock options than the Black-Scholes model, which was primarily developed to value publicly traded options. In April 2005, the Securities Exchange Commission deferred the effective date of SFAS No.123(R) from the interim or annual period beginning after June 15, 2005 to the next fiscal year beginning after June 15, 2005. SFAS No.123(R) is not expected to have a material impact on the Company’s consolidated statements of income or balance sheets. If the Company had included the cost of employee stock option compensation in its consolidated financial statements, its net income in the first six months of 2005 and 2004 would have been lower by $4,546 and $3,293, respectively, using a Black-Scholes model.

THE BOARD OF DIRECTORS

ECB BANCORP, INC.:

We have audited the accompanying consolidated balance sheets of ECB Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ECB Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

March 22, 2005

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	December 31,
	2004	2003
ASSETS
Non-interest bearing deposits and cash	$28,263,268	$27,384,112

Total cash and cash equivalents	28,263,268	27,384,112

Investment securities available-for-sale, at fair value (cost of $112,787,121 and $101,428,313 at December 31, 2004 and 2003, respectively)	112,321,137	101,820,909
Loans	329,530,355	281,581,346
Allowance for probable loan losses	(4,300,000)	(3,550,000)

Loans, net	325,230,355	278,031,346

Real estate and repossessions acquired in settlement of loans, net	34,500	254,000
Federal Home Loan Bank common stock, at cost	1,946,500	1,100,000
Bank premises and equipment, net	16,939,045	11,880,400
Accrued interest receivable	2,758,558	2,623,464
Other assets	14,396,467	11,869,778

Total	$501,889,830	$434,964,009

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Demand, noninterest bearing	$86,215,997	$79,660,488
Demand, interest bearing	94,924,075	81,421,156
Savings	23,178,796	21,295,920
Time	206,814,091	170,556,204

Total deposits	411,132,959	352,933,768

Accrued interest payable	970,081	694,004
Short-term borrowings	23,006,740	18,299,409
Long-term obligations	31,310,000	29,310,000
Other liabilities	3,392,837	3,084,563

Total liabilities	469,812,617	404,321,744

SHAREHOLDERS’ EQUITY
Common stock, par value $3.50 per share; authorized 10,000,000 shares; issued and outstanding 2,038,242 and 2,037,929 in 2004 and 2003, respectively.	7,133,848	7,132,752
Capital surplus	5,360,003	5,359,978
Retained earnings	20,176,100	18,058,476
Deferred compensation—restricted stock	(306,157)	(150,388)
Accumulated other comprehensive income (loss)	(286,581)	241,447

Total shareholders’ equity	32,077,213	30,642,265

Total	$501,889,830	$434,964,009

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2004	2003	2002
INTEREST INCOME:
Interest and fees on loans	$18,201,643	$15,849,547	$14,471,301
Interest on investment securities:
Interest exempt from federal income taxes	1,081,083	809,793	725,152
Taxable interest income	3,251,830	3,540,446	3,827,196
Dividend income	90,695	158,775	211,439
FHLB stock dividends	44,277	56,460	99,940
Interest on federal funds sold	73,047	61,766	36,662

Total interest income	22,742,575	20,476,787	19,371,690

INTEREST EXPENSE:
Deposits:
Demand accounts	373,528	408,727	518,062
Savings	113,214	100,278	91,746
Time	3,785,856	3,084,914	3,699,820
Short-term borrowings	242,752	261,673	96,958
Long-term obligations	1,404,995	1,391,016	929,074

Total interest expense	5,920,345	5,246,608	5,335,660

Net interest income	16,822,230	15,230,179	14,036,030
Provision for probable loan losses	803,734	637,911	640,011

Net interest income after provision for probable loan losses	16,018,496	14,592,268	13,396,019

NON-INTEREST INCOME:
Service charges on deposit accounts	3,386,809	3,365,083	2,792,739
Other service charges and fees	1,692,494	1,627,013	1,269,656
Net gain on sale of securities	308,176	135,952	80,485
Impairment charge on investments	(1,388,275)	—	—
Income from bank owned life insurance	288,297	246,300	269,156
Other operating income	514,008	90,118	58,840

Total non-interest income	4,801,509	5,464,466	4,470,876

NON-INTEREST EXPENSES:
Salaries	5,873,527	5,290,244	4,748,903
Retirement and other employee benefits	2,126,130	2,061,030	1,953,404
Occupancy	1,301,242	1,265,624	1,001,807
Equipment	1,695,632	1,459,074	1,372,383
Professional fees	316,297	343,291	314,902
Supplies	328,871	337,133	294,165
Telephone	389,298	480,337	313,222
Postage	237,928	212,815	212,578
Other operating expenses	3,246,286	3,001,558	2,763,373

Total non-interest expenses	15,515,211	14,451,106	12,974,737

Income before income taxes	5,304,794	5,605,628	4,892,158
Income taxes	2,025,000	1,700,000	1,404,000

Net income	$3,279,794	$3,905,628	$3,488,158

Net income per share—basic	$1.63	$1.93	$1.70

Net income per share—diluted	$1.60	$1.91	$1.69

Weighted average shares outstanding—basic	2,016,680	2,022,264	2,052,603
Weighted average shares outstanding—diluted	2,044,201	2,045,263	2,064,930

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock		Capital surplus	Retained earnings	Deferred compensation – restricted stock	Accumulated other comprehensive income (loss)	Comprehensive income	Total
	Number	Amount
BALANCE—December 31, 2001	2,065,891	$7,230,619	$5,762,477	$12,507,403	$(75,896)	$101,322		$25,525,925

Unrealized gains, net of income taxes of $1,169,293	—	—	—	—	—	1,867,513	$1,867,513	1,867,513
Net income	—	—	—	3,488,158	—	—	3,488,158	3,488,158

Total comprehensive income							$5,355,671

Deferred compensation—restricted stock issuance	—	—	—	—	—	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	23,328	—		23,328
Repurchase of common stock	(25,875)	(90,562)	(352,375)	—	—	—		(442,937)
Cash dividends ($.40 per share)	—	—	—	(823,742)	—	—		(823,742)

BALANCE—December 31, 2002	2,040,016	$7,140,057	$5,410,102	$15,171,819	$(52,568)	$1,968,835		$29,638,245

Unrealized losses, net of income tax benefit of $1,081,372	—	—	—	—	—	(1,727,388)	$(1,727,388)	(1,727,388)
Net income	—	—	—	3,905,628	—		3,905,628	3,905,628

Total comprehensive income							$2,178,240

Deferred compensation—restricted stock issuance	8,413	29,445	121,989	—	(151,434)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	53,614	—		53,614
Repurchase of common stock	(10,500)	(36,750)	(172,113)	—	—	—		(208,863)
Cash dividends ($.50 per share)	—	—	—	(1,018,971)	—	—		(1,018,971)

BALANCE—December 31, 2003	2,037,929	$7,132,752	$5,359,978	$18,058,476	$(150,388)	$241,447		$30,642,265

Unrealized losses, net of income tax benefit of $330,553	—	—	—	—	—	(528,028)	$(528,028)	(528,028)
Net income	—	—	—	3,279,794	—		3,279,794	3,279,794

Total comprehensive income							$2,751,766

Deferred compensation—restricted stock issuance	8,913	31,196	222,825	—	(254,021)	—		—
Recognition of deferred compensation—restricted stock	—	—	—	—	98,252	—		98,252
Repurchase of common stock	(8,600)	(30,100)	(222,800)	—	—	—		(252,900)
Cash dividends ($.57 per share)	—	—	—	(1,162,170)	—	—		(1,162,170)

BALANCE—December 31, 2004	2,038,242	$7,133,848	$5,360,003	$20,176,100	$(306,157)	$(286,581)		$32,077,213

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,279,794	$3,905,628	$3,488,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	994,429	1,041,154	826,231
Amortization (accretion) of investment securities, net	345,033	483,029	95,301
Provision for probable loan losses	803,734	637,911	640,011
Deferred income taxes	(326,000)	(297,000)	(242,000)
Gain on sale of securities	(308,176)	(135,952)	(80,485)
Impairment charge on investments	1,388,275	—	—
Loss (gain) on sale of real estate acquired in settlement of loans	61,445	4,820	(74)
Loss on disposal of premises and equipment	15,972	(992)	(1,587)
Deferred compensation—restricted stock	98,252	53,614	23,328
(Increase) decrease in accrued interest receivable	(135,094)	(302,500)	65,972
(Increase) decrease in other assets	(2,200,689)	(3,282,832)	(1,387,689)
Decrease in accrued interest payable	276,077	(35,144)	(246,854)
Increase in other liabilities, net	603,122	1,660,344	100,755

Net cash provided by operating activities	4,896,174	3,732,080	3,281,067

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investment securities classified as available-for-sale	23,115,110	17,812,453	18,169,100
Proceeds from maturities of investment securities classified as available-for-sale	23,634,394	49,599,613	17,746,250
Purchases of investment securities classified as available-for-sale	(59,533,446)	(52,072,087)	(71,678,909)
Redemption (purchase) of Federal Home Loan Bank common stock	(846,500)	327,500	(794,700)
Proceeds from disposal of premises and equipment	—	3,300	4,646
Purchases of premises and equipment	(6,069,046)	(4,308,035)	(1,237,008)
Proceeds from disposal of real estate acquired in settlement of loans and real estate held for sale	158,055	—	144,880
Net increase in loans	(48,002,743)	(53,939,397)	(39,361,704)

Net cash used by investing activities	(67,544,176)	(42,576,653)	(77,007,445)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	58,199,191	51,672,491	32,794,656
Net (decrease) increase in short-term borrowings	4,707,331	(1,921,718)	15,101,915
Proceeds from (repayment of) long-term obligations	2,000,000	(2,690,000)	22,000,000
Dividends paid	(1,126,464)	(968,231)	(805,670)
Repurchase of common stock	(252,900)	(208,863)	(442,937)

Net cash provided by financing activities	63,527,158	45,883,679	68,647,964

Increase (decrease) in cash and cash equivalents	879,156	7,039,106	(5,078,414)
Cash and cash equivalents at beginning of period	27,384,112	20,345,006	25,423,420

Cash and cash equivalents at end of period	$28,263,268	$27,384,112	$20,345,006

SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING AND INVESTING ACTIVITIES:
Unrealized gains (losses) on available-for-sale securities, net of deferred taxes	(528,028)	(1,727,388)	1,867,513

Cash dividends declared but not paid	$290,450	$254,743	$204,002

See accompanying Notes to Consolidated Financial Statements.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)    Consolidation

The consolidated financial statements include the accounts of ECB Bancorp, Inc. (Bancorp) and its wholly owned subsidiary, The East Carolina Bank (the Bank) (collectively referred to hereafter as the Company). The Bank has two wholly owned subsidiaries, ECB Realty, Inc. and ECB Financial Services, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

(B)    Basis of Financial Statement Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and the reported amounts of income and expenses for the periods presented. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for probable loan losses.

(C)    Business

Bancorp is a bank holding company incorporated in North Carolina on March 4, 1998. The principal activity of Bancorp is ownership of the Bank. The Bank provides financial services through its branch network located in eastern North Carolina. The Bank competes with other financial institutions and numerous other non-financial services commercial entities offering financial services products. The Bank is further subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities. The Company has no foreign operations, and the Company’s customers are principally located in eastern North Carolina.

(D)    Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other financial institutions and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

(E)    Investment Securities

Management determines the appropriate classification of investment securities at the time of purchase. Securities are classified as held-to-maturity (HTM) when the Company has both the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost. Securities not classified as HTM are classified as available-for-sale (AFS). AFS securities are stated at fair value as determined by reference to published sources, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders’ equity. The Company may sell its AFS securities in response to liquidity needs, changes in regulatory capital and investment requirements, or significant unforeseen changes in market conditions, including interest rates and market values of securities held in the portfolio. The Company has no trading securities.

The amortized cost of securities classified as HTM or AFS is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income from investments. The cost of securities sold is based on the specific identification method.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

(F)    Loans

Loans are generally stated at their outstanding unpaid principal balances net of any deferred fees or costs. Loan origination fees net of certain direct loan origination costs are deferred and amortized as a yield adjustment over the contractual life of the related loans using the level-yield method.

Interest on loans is recorded based on the principal amount outstanding. The Company ceases accruing interest on loans (including impaired loans) when, in management’s judgment, the collection of interest appears doubtful or the loan is past due 90 days or more. Management may return a loan classified as nonaccrual to accrual status when the obligation has been brought current, has performed in accordance with its contractual terms over an extended period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

(G)    Allowance for Probable Loan Losses

The allowance for probable loan losses (AFLL) is established through provisions for losses charged against income. Loan amounts deemed to be uncollectible are charged against the AFLL, and subsequent recoveries, if any, are credited to the allowance. The AFLL represents management’s estimate of the amount necessary to absorb estimated probable losses in the loan portfolio. Management’s periodic evaluation of the adequacy of the allowance is based on individual loan reviews, past loan loss experience, economic conditions in the Company’s market areas, the fair value and adequacy of underlying collateral, and the growth and loss attributes of the loan portfolio. This evaluation is inherently subjective as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans, that may be susceptible to significant change. Thus, future additions to the AFLL may be necessary based on the impact of changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s AFLL. Such agencies may require the Company to recognize adjustments to the AFLL based on their judgments about information available to them at the time of their examination.

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, “Accounting by Creditors for Impairment of a Loan,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures” (collectively referred to hereafter as SFAS No. 114), the AFLL related to loans that are identified for evaluation and deemed impaired is based on discounted cash flows using the loan’s initial effective interest rate, the loan’s observable market price, or the fair value of the collateral for collateral dependent loans. Loans evaluated for impairment and not considered impaired are assessed under SFAS No. 5, “Accounting for Contingencies”.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(H)    Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans consists of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure. Real estate acquired in settlement of loans is recorded initially at estimated fair value of the property less estimated selling costs at the date of foreclosure. The initial recorded value may be subsequently reduced by additional allowances, which are charged to earnings if the estimated fair value of the property less estimated selling costs declines below the initial recorded value. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed. Such properties are held for sale and, accordingly, no depreciation or amortization expense is recognized. Loans with outstanding principal balances totaling $34,500 and $24,000 were foreclosed on during the years ended December 31, 2004 and 2003, respectively. There were no such foreclosures in 2002.

(I)    Membership/Investment in Federal Home Loan Bank Stock

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). Membership, along with a signed blanket collateral agreement, provides the Company with the ability to draw $100.3 million and $86.0 million of advances from the FHLB during 2004 and 2003, respectively. At December 31, 2004 and 2003, the Company had advances totaling $24 million and $22 million, respectively, from the FHLB.

As a requirement for membership, the Company invests in stock of the FHLB in the amount of 1% of its outstanding residential loans or 5% of its outstanding advances from the FHLB, whichever is greater. Such stock is pledged as collateral for any FHLB advances drawn by the Company. At December 31, 2004 and 2003, the Company owned 19,465 and 11,000 shares, respectively, of the FHLB’s $100 par value capital stock. No ready market exists for such stock, which is carried at cost.

(J)    Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method and is charged to operations over the estimated useful lives of the assets which range from 25 to 50 years for bank premises and 3 to 10 years for furniture and equipment.

Maintenance, repairs, renewals and minor improvements are charged to expense as incurred. Major improvements are capitalized and depreciated.

(K)    Short-term Borrowings

Short-term borrowings are composed primarily of securities sold under agreements to repurchase, generally on an overnight basis.

(L)    Long-Term Obligations

On June 26, 2002 the Company completed a private issuance of $10 million in trust preferred securities as part of a pooled resecuritization transaction with several other financial institutions. The trust preferred securities bear a floating rate of interest of 3.45% over the three-month LIBOR rate, and the initial coupon, set at 4.85%, is payable quarterly. ECB Bancorp has used the net proceeds for market expansion, the repurchase of Bancorp stock and for other corporate and strategic purposes.

The trust preferred securities were issued by a wholly owned finance subsidiary of ECB Bancorp, Inc., ECB Statutory Trust I (the “Trust”), and ECB Bancorp has fully and unconditionally guaranteed the repayment of

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

those securities. The proceeds from the issuance of trust preferred securities were invested in debentures issued by ECB Bancorp, Inc. and that investment became the sole asset of the trust. ECB Bancorp may redeem the trust preferred securities in whole or in part on or about June 26, 2007. The trust preferred securities mature on June 26, 2032.

Since its organization, the Company had treated the Trust as our consolidated subsidiary for financial statement purposes, and the Trust’s assets and liabilities have been included in our consolidated financial statements. However, as a result of the adoption of Financial Accounting Standards Board Interpretation No. 46 Revised (“FIN 46”). We deconsolidated the Trust as of December 31, 2003. The deconsolidation of trust preferred securities did not have a material effect on our consolidated financial statements.

(M)    Income Taxes

The Company records income taxes using the asset and liability method. Under this method, deferred income taxes are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates expected to be in effect when such amounts are realized or settled.

(N)    Stock Option Plan

During 1998, the Company adopted an Omnibus Stock Ownership and Long-Term Incentive Plan (the Omnibus Plan) which provides for the issuance of up to an aggregate of 159,000 shares of common stock of the Company pursuant to stock options and other awards granted or issued under its terms. Stock options vest one-third each year beginning three years after the grant date (for full vesting after 5 years) and expire after 10 years. Restricted stock vests over 5 years.

The Company accounts for its awards pursuant to the Omnibus Plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB Opinion No. 25), “Accounting for Stock Issued to Employees,” and related interpretations. As such, compensation expense is recorded on the date of grant only if the market price of the underlying stock on the date of grant exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), recommends that entities recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Stock options of 8,100 shares were granted in 2002. There were no options granted in 2004 or 2003. The per share weighted-average fair value of options granted during 2002 was $2.63 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

2002
Expected dividend yield	3.0%
Risk-free interest rate	4.8%
Expected life (in years)	6
Expected volatility	20%

Restricted stock of 8,913 shares and 8,413 shares was awarded in 2004 and 2003, respectively, resulting in an increase to deferred compensation-restricted stock of $254,021 in 2004 and $151,434 in 2003.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

If the Company had elected to recognize compensation cost for its stock-based compensation plans in accordance with the fair value based accounting method of SFAS No. 123, net income and earnings per share (“EPS”) would have been as follows:

	Year ended December 31,
	2004	2003	2002
Net income, as reported	$3,279,794	$3,905,628	$3,488,158
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(6,585)	(9,187)	(8,719)

Proforma net income	$3,273,209	$3,896,441	$3,479,439

Earnings per share:
Basic—as reported	$1.63	$1.93	$1.70

Basic—proforma	1.62	1.93	1.70

Diluted—as reported	1.60	1.91	1.69

Diluted—proforma	1.60	1.91	1.69

(O)    Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. For purposes of basic net income per share, restricted stock is considered “contingently issuable” and is not included in the weighted average number of common shares outstanding.

Diluted net income per share is computed by assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. Restricted stock is considered outstanding for purposes of diluted net income per share. The amount of compensation cost attributed to future services and not yet recognized is considered “proceeds” using the treasury stock method. Diluted weighted average shares outstanding increased by 12,712, 11,012, and 5,943 shares for 2004, 2003 and 2002, respectively, due to the dilutive impact of restricted stock.

In computing diluted net income per share, it is assumed that all dilutive stock options are exercised during the reporting period at their respective exercise prices, with the proceeds from the exercises used by the Company to buy back stock in the open market at the average market price in effect during the reporting period. The difference between the number of shares assumed to be exercised and the number of shares bought back is added to the number of weighted average common shares outstanding during the period. The sum is used as the denominator to calculate diluted net income per share for the Company. During 2004, 2003 and 2002, diluted weighted average shares outstanding increased by 14,809, 11,987, and 6,384, respectively, due to the dilutive impact of options.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

The following is a reconciliation of the numerators and denominators used in computing basic and diluted net income per share.

	Year ended December 31, 2004
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$3,279,794	2,016,680	$1.63

Effect of dilutive securities	—	27,521

Diluted net income per share	$3,279,794	2,044,201	$1.60

	Year ended December 31, 2003
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$3,905,628	2,022,264	$1.93

Effect of dilutive securities	—	22,999

Diluted net income per share	$3,905,628	2,045,263	$1.91

	Year ended December 31, 2002
	Income (Numerator)	Shares (Denominator)	Per share Amount
Basic net income per share	$3,488,158	2,052,603	$1.70

Effect of dilutive securities	—	12,327

Diluted net income per share	$3,488,158	2,064,930	$1.69

(P)    Comprehensive Income

Comprehensive income is defined as the change in equity during a period for non-owner transactions and is divided into net income and other comprehensive income. Other comprehensive income includes revenues, expenses, gains, and losses that are excluded from earnings under current accounting standards. As of and for the periods presented, the sole component of other comprehensive income for the Company has consisted of unrealized gains and losses, net of taxes, of the Company’s available-for-sale securities portfolio.

	2004	2003	2002
Unrealized (losses) gains arising during the period	$(550,406)	$(2,672,808)	$3,117,291
Tax benefit (expense)	211,906	1,028,963	(1,200,283)
Reclassification to realized (gains) losses	(308,176)	(135,952)	(80,485)
Tax expense (benefit)	118,648	52,409	30,990

Other comprehensive income (loss)	$(528,028)	$(1,727,388)	$1,867,513

(Q)    Reclassifications

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with the current year presentation. The reclassifications had no effect on previously reported net income or shareholders’ equity.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(R)    New Accounting Pronouncements

In December 2003, FASB Statement No. 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The adoption of SFAS No. 132 (revised) did not have a material impact on the consolidated financial statements. The disclosure requirements of Statement 132 (revised) are contained in Notes to the financial statements.

On December 12, 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position (SOP) 03-03, Accounting for Certain Loans or Debt Securities Acquired in a Transfer. This statement of position addresses accounting for differences between contractual cash flows and cash flows expected to be collected from investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The adoption of SOP 03-3 is not expected to have a material impact on the consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin 51—Consolidated Financial Statements.” This interpretation provides guidance related to identifying variable interest entities and determining whether such entities should be consolidated. FIN 46 requires an enterprise to consolidate a variable interest entity when the enterprise (a) absorbs a majority of the variable interest entity’s expected losses, (b) receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Prior to the effective date of FIN 46, entities were generally consolidated by an enterprise that had control through ownership of a majority voting interest in the entity. FIN 46 originally applied immediately to variable interest entities created or obtained after January 31, 2003. During 2003, the Bank did not participate in the creation of, or obtain a new variable interest in, any variable interest entity. In December 2003, the FASB issued FIN 46R, a revision to FIN 46, which modified certain requirements of FIN 46 and allowed for the optional deferral of the effective date of FIN 46R for annual or interim periods ending after March 15, 2004. As disclosed in the Quarterly Report on Form 10-QSB for the period ended September 30, 2003, the Company completed its assessment of the trust preferred securities and determined that these statutory business trusts should no longer be consolidated entities. Accordingly, the statutory business trusts were deconsolidated and the debt issued to the trust was recorded in accordance with FIN 46. The remaining provisions of FIN 46R did not have a material impact on the consolidated results of operations or consolidated financial condition of the Company.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin No. 105, “Application of Accounting Principles to Loan Commitments” (“SAB 105”). SAB 105 clarifies existing accounting practices relating to the valuation of issued loan commitments, including interest rate lock commitments (“IRLC”), subject to SFAS No. 149 and Derivative Implementation Group Issue C13, “Scope Exceptions: When a Loan Commitment is included in the Scope of Statement 133.” Furthermore, SAB 105 disallows the inclusion of the values of a servicing component and other internally developed intangible assets in the initial and subsequent IRLC valuation. The provisions of SAB 105 were effective for loan commitments entered into after March 31, 2004. The Company adopted the provisions of SAB 105 effective April 1, 2004. Since the provisions of SAB 105 affect only the timing of the recognition of mortgage banking income, the adoption of SAB 105 did not have a material adverse effect on either the Company’s consolidated financial position or consolidated results of operations.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

In the second quarter of 2004, the Emerging Issues Task Force (“EITF”) released EITF Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” The Issue provided guidance for evaluating whether an investment is other-than-temporarily impaired and requires certain disclosures with respect to these investments. On September 30, 2004, the EITF delayed the effective date of paragraphs 10-20 of EITF Issue 03-01. As of December 31, 2004, the Company held certain investment positions that it purchased at premiums with unrealized losses that, in the aggregate, were not material to the Company’s consolidated financial position or consolidated results of operations. These investments were in U.S. government agency obligations and local government obligations, the cash flows of which are guaranteed by the U.S. government agencies or the taxing authority of the local government and, therefore, it is expected that the securities would not be settled at a price less than their amortized cost. Because the decline in market value was caused by interest rate increases and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company has not recognized any other-than-temporary impairment in connection with these investments.

At December 31, 2004, the Bank owns $4,276,725 of Federal Home Loan Mortgage Corporation (“FHLMC”) and Federal National Mortgage Association (“FNMA”) perpetual preferred stock. Based on the recent events at these issuers and the anticipated interest rate environment expected in the near term, we concluded that the unrealized losses were other-than-temporary. The Company’s conclusion considered the duration and the severity of the unrealized loss, the financial condition and near term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time. The reclassification of these securities to other-than-temporary impairment resulted in a mark-to-market impairment charge of $1,388,275.

On May 19, 2004, the FASB released FASB Staff Position (FSP) FAS No. 106-2 “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides a subsidy for employers that sponsor postretirement health care plans that provide prescription drug benefits. The net periodic postretirement benefit cost disclosed does not reflect any amount associated with the subsidy because the Company has not yet concluded whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

(2)    INVESTMENT SECURITIES

The following is a summary of the securities portfolio by major classification:

	December 31, 2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available-for-sale:
Securities of other U.S. government agencies and corporations	$10,975,422	$21,778	$(34,300)	$10,962,900
Obligations of states and political subdivisions	30,873,203	502,136	(341,616)	31,033,723
Mortgage-backed securities	66,661,771	129,233	(743,215)	66,047,789
Preferred stock	4,276,725	—	—	4,276,725

	$112,787,121	$653,147	$(1,119,131)	$112,321,137

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

	December 31, 2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities available-for-sale:
Securities of other U.S. government agencies and corporations	$17,480,323	$161,752	$(16,560)	$17,625,515
Obligations of states and political subdivisions	25,565,217	906,051	(38,710)	26,432,558
Mortgage-backed securities	52,717,773	586,804	(594,799)	52,709,778
Preferred stock	5,665,000	—	(611,942)	5,053,058

	$101,428,313	$1,654,607	$(1,262,011)	$101,820,909

Gross realized gains and losses on sales of securities for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Gross realized gains	$358,188	$190,053	$81,757
Gross realized losses	(50,012)	(54,101)	(1,272)

Net realized gains	$308,176	$135,952	$80,485

Impairment of Certain Investments in Debt and Equity Securities. The following table sets forth the amount of unrealized losses (that is, the amount by which cost or amortized cost exceeds fair value), and the related fair value of investments with unrealized losses, none of which are considered to be other than temporarily impaired. The table is segregated into investments that have been in continuous unrealized-loss position for less than 12 months from those that have been in a continuous unrealized-loss position for more than 12 months.

	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of Securities
Securities of other U.S. government agencies and corporations	$3,986,100	$13,900	$979,600	$20,400	$4,965,700	$34,300
Obligations of states and political subdivisions	8,147,560	323,820	1,292,704	17,796	9,440,264	341,616
Mortgage-backed securities	34,187,703	413,139	15,900,548	330,076	50,088,251	743,215

Total	$46,321,363	$750,859	$18,172,852	$368,272	$64,494,215	$1,119,131

As of December 31, 2004, management has concluded that the unrealized losses above (which consisted of 177 securities) are temporary in nature since they are not related to the underlying credit quality of the issuers, and the Company has the intent and ability to hold these investments for a time necessary to recover its cost. The losses above are on securities that have contractual maturity dates and are primarily related to market interest rates. Securities that have been in an unrealized loss position for longer than 1 year include one US government obligation, one municipal obligation and nine mortgage-backed securities. The unrealized losses associated with these securities are not considered to be other-than-temporary, because they are related to changes in interest rates and do not affect the expected cash flows of the underlying collateral or the issuer.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

Not included in the 2004 amount above was an other-than-temporary impairment charge of $1,388,275 on FNMA and FHLMC preferred stock. Based on the recent events at these issuers and the anticipated interest rate environment expected in the near term, we concluded that the unrealized losses were other-than-temporary. The Company’s conclusion considered the duration and the severity of the unrealized loss, the financial condition and near term prospects of the issuers, and the likelihood of the market value of these instruments increasing to our initial cost basis within a reasonable period of time.

The aggregate amortized cost and fair value of the available-for-sale securities portfolio at December 31, 2004, by remaining contractual maturity are as follows:

	Amortized cost	Fair value
Securities of other U.S. government agencies and corporations:
Due in one year or less	$—	$—
Due in one year through five years	10,975,422	10,962,900
Due after five through ten years	—	—
Obligations of states and political subdivisions:
Due in one year or less	520,843	523,007
Due in one year through five years	4,979,457	5,100,410
Due after five through ten years	9,993,364	10,181,391
Due after ten years	15,379,539	15,228,915
Mortgage-backed securities:
Due in one year through five years	624,216	613,664
Due after five through ten years	8,950,170	8,789,403
Due after ten years	57,087,385	56,644,722
Preferred stock	4,276,725	4,276,725

Total securities	$112,787,121	$112,321,137

Securities with an amortized cost of $91,635,726 at December 31, 2004 are pledged as collateral for deposits. Of this total, $19,921,162 are pledged as collateral for FHLB advances.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(3)    LOANS

Loans at December 31, 2004 and 2003 classified by type, are as follows:

	2004	2003
Real estate loans:
Construction	$36,981,863	$24,118,578
Secured by farmland	21,588,063	18,294,244
Secured by residential properties	35,859,849	39,294,379
Secured by nonfarm, nonresidential properties	146,565,757	102,140,713
Consumer installment	9,996,319	11,568,599
Credit cards and related plans	4,988,542	4,535,416
Commercial and all other loans:
Commercial and industrial	47,738,841	56,199,958
Loans to finance agricultural production	14,917,013	17,350,383
All other loans	11,590,409	8,623,261

	330,226,656	282,125,531
Less deferred fees and costs, net	696,301	544,185

	$329,530,355	$281,581,346

Included in the above:
Nonaccrual loans	$66,031	$147,017
Restructured loans	37,054	43,081

At December 31, 2004, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2004 was $27,516. For the year ended December 31, 2004, the Company recognized no interest income on impaired loans.

At December 31, 2003, the recorded investment in loans that were considered to be impaired under SFAS No. 114 was $61,285 and had no associated allowance for probable loan loss. The average recorded investment in impaired loans during the year ended December 31, 2003 was $196,457. For the year ended December 31, 2003, the Company recognized no interest income on those impaired loans.

At December 31, 2002, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $0. The average recorded investment in impaired loans during the year ended December 31, 2002 was none. For the year ended December 31, 2002, the Company recognized no interest income on impaired loans.

The Company, through its normal lending activity, originates and maintains loans receivable which are substantially concentrated in the Eastern region of North Carolina, where its offices are located. The Company’s policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company, and such changes could be significant.

At December 31, 2004 and 2003, included in mortgage, commercial, and residential loans were loans collateralized by owner-occupied residential real estate of approximately $35,860,000 and $39,294,000, respectively.

Loans of approximately $19,921,000 at December 31, 2004 are pledged as eligible collateral for FHLB advances.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(4)    ALLOWANCE FOR PROBABLE LOAN LOSSES

An analysis of the allowance for probable loan losses for the years ended December 31, 2004, 2003 and 2002 follows:

	December 31,
	2004	2003	2002
Beginning balance	$3,550,000	$3,150,000	$2,850,000
Provision for probable loan losses	803,734	637,911	640,011
Recoveries	127,456	111,644	105,475
Loans charged off	(181,190)	(349,555)	(445,486)

Ending balance	$4,300,000	$3,550,000	$3,150,000

(5)    BANK PREMISES AND EQUIPMENT

The components of bank premises and equipment at December 31, 2004 and 2003 are as follows:

	Cost	Accumulated depreciation	Undepreciated cost
December 31, 2004:
Land	$5,422,210	$—	$5,422,210
Land improvements	256,524	204,581	51,943
Buildings	12,270,515	2,686,118	9,584,397
Furniture and equipment	6,331,340	4,450,845	1,880,495

Total	$24,280,589	$7,341,544	$16,939,045

December 31, 2003:
Land	$3,201,072	$—	$3,201,072
Land improvements	265,055	185,505	79,550
Buildings	9,358,848	2,492,396	6,866,452
Furniture and equipment	5,683,931	3,950,605	1,733,326

Total	$18,508,906	$6,628,506	$11,880,400

(6)    INCOME TAXES

The components of income tax expense are as follows:

	Current	Deferred	Total
Year ended December 31, 2004:
Federal	$1,926,000	$(264,000)	$1,662,000
State	425,000	(62,000)	363,000

	$2,351,000	$(326,000)	$2,025,000

Year ended December 31, 2003:
Federal	$1,661,000	$(244,000)	$1,417,000
State	336,000	(53,000)	283,000

	$1,997,000	$(297,000)	$1,700,000

Year ended December 31, 2002:
Federal	$1,381,000	$(201,000)	$1,180,000
State	265,000	(41,000)	224,000

	$1,646,000	$(242,000)	$1,404,000

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

Total income tax expense was greater than the amount computed by applying the federal income tax rate of 34% to income before income taxes. The reasons for the difference were as follows:

	Years ended December 31,
	2004	2003	2002
Income taxes at statutory rate	$1,804,000	$1,906,000	$1,663,000
Increase (decrease) resulting from:
Effect of non-taxable interest income	(396,000)	(440,000)	(417,000)
Increase in valuation allowance	534,000	—	—
Bank owned life insurance	(98,000)	—	—
State taxes, net of federal benefit	178,000	186,000	148,000
Other, net	3,000	48,000	10,000

Applicable income taxes	$2,025,000	$1,700,000	$1,404,000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:
Allowance for probable loan losses	$1,403,000	$1,114,000
Unrealized loss associated with FNMA and FHLMC preferred stock	535,000	—
Postretirement benefits	236,000	230,500
State economic loss carryforwards	1,500	1,500
Unrealized losses on securities available for sale	179,000	—
Other	601,000	427,500

Total gross deferred tax assets	$2,955,500	$1,773,500
Valuation allowance	(534,000)	—

Total net deferred tax assets	2,421,500	1,773,500

Deferred tax liabilities:
Bank premises and equipment, principally due to differences in depreciation	455,000	387,000
Unrealized gains on securities available for sale	—	151,000
Other	310,000	228,500

Total gross deferred tax liabilities	765,000	766,500

Net deferred tax asset (liability)	$1,656,500	$1,007,000

The valuation allowance for deferred tax assets was $534,486 and $0 for the years ended December 31, 2004 and 2003, respectively. The valuation allowance required at December 31, 2004 was for certain unrealized capital losses related to perpetual preferred stock issued by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation. These losses are capital in character and the corporation may not have current capital gain capacity to offset these losses. In order for these capital losses to be realized, the Company would need capital gains to offset them. Currently, the Company does not have capital gains and there are no plans in place to generate any capital gains in the future. Accordingly, it is more likely than not that these capital losses will fail to be realized and a valuation allowance is required on this portion of the deferred tax asset. Based

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

on the Company’s historical and current earnings, management believes it is more likely than not the Company will realize the benefits of the deferred tax assets which are not provided for under the valuation allowance.

Income taxes paid during each of the three years ended December 31, 2004, 2003, and 2002 were $1,732,331, $2,201,740, and $1,692,500, respectively.

(7)    BORROWED FUNDS

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2004 and 2003 are summarized as follows:

	2004	WAR	2003	WAR
Sweep accounts	$1,621,740	0.50%	$1,829,409	0.50%
Advances from FHLB	3,000,000	3.03	3,000,000	2.52
Federal Funds Purchased	8,975,000	2.30	—	—
Repurchase agreements	9,410,000	2.60	13,470,000	1.40

Total short-term borrowings	23,006,740	2.39%	18,299,409	1.49%

Junior subordinated debentures	10,310,000	6.00%	10,310,000	4.62%
Advances from FHLB	21,000,000	3.95	19,000,000	4.30

Total long-term obligations	31,310,000	4.63%	29,310,000	4.41%

Total borrowed funds	$54,316,740	3.68%	$47,609,409	3.29%

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company’s FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2004, was $17,206,929. This agreement with the FHLB provides for a line of credit up to 20% of the Bank’s assets. In addition, the Bank had $19,314,471 of investment securities held as collateral by the FHLB on advances as of December 31, 2004. The maximum month end balances were $27,000,000, $25,000,000 and $25,000,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

Annual principal maturities of Federal Home Loan Bank advances for the years subsequent to December 31, 2004 are as follows:

2005	$3,000,000
2006	13,000,000
2007	3,000,000
2011	5,000,000

$24,000,000

The Company has Junior Subordinated Debentures outstanding of $10.3 million which bear interest at 3.45% over the 3-month LIBOR rate, payable quarterly. The interest rate at December 31, 2004 was 6.00%. ECB Bancorp may redeem the trust preferred securities in whole or in part on or about June 26, 2007. The trust preferred securities mature on June 26, 2032.

The Company enters into agreements with customers to transfer excess funds in demand accounts into repurchase agreements. Under the repurchase agreement, the Company sells the customer an interest in securities

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

that are direct obligations of the United States Government. The customer’s interest in the underlying security shall be repurchased by the Company at the opening of the next banking day. The rate paid fluctuates with the weekly average federal funds rate minus 125 basis points and has a floor of 50 basis points.

(8)    RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company has a defined contribution 401(k) plan that covers all eligible employees. The Company matches employee contributions up to certain amounts as defined in the plan. Total expense related to this plan was $210,313, $189,707 and $177,681 in 2004, 2003 and 2002, respectively. The Company also has a postretirement benefit plan whereby the Company pays postretirement health care benefits for certain of its retirees that have met minimum age and service requirements.

The following tables provide information relating to the Company’s postretirement benefit plan:

	2004	2003
Reconciliation of benefit obligation
Net benefit obligation, January 1	$609,114	$583,419
Service cost	6,357	8,951
Interest cost	42,608	42,541
Amortization of (gain) loss	4,286	(214)
Plan amendment	(45,125)	(52,646)
Actuarial loss	117,611	153,661
Benefits paid	(26,996)	(25,583)

Net benefit obligation, December 31	707,855	710,129

Fair value of plan assets	—	—
Funded status
Funded status, December 31	707,855	710,129
Unrecognized prior service cost	45,125	52,646
Unrecognized actuarial loss	(117,611)	(153,661)

Net amount recognized, included in other liabilities	$635,369	$609,114

Net periodic postretirement benefit cost for 2004, 2003 and 2002 includes the following components:

	2004	2003	2002
Service cost	$6,357	$8,951	$6,640
Interest cost	42,608	42,541	36,448
Amortization of (gain) loss	4,286	(214)	(3,749)

Net periodic postretirement benefit cost	$53,251	$51,278	$39,339

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

The following table presents assumptions relating to the plan at December 31, 2004 and 2003:

	2004	2003
Discount rate in determining benefit obligation	6.0%	6.0%
Annual health care cost trend rate	8.0%	8.0%
Ultimate medical trend rate	8.0%	8.0%
Medical trend rate period (in years)	4	4
Effect of 1% increase in assumed health care cost on:
Service and interest cost	14.5%	14.5%
Benefit obligation	13.3%	13.2%
Effect of 1% decrease in assumed health care cost on:
Service and interest cost	(12.0)%	(12.0)%
Benefit obligation	(11.1)%	(11.0)%

(9)    STOCK OPTION PLAN

A summary of the status of stock options as of December 31, 2004, 2003 and 2002, and changes during the years then ended is presented below:

	2004		2003		2002
	Number	Weighted average option price	Number	Weighted average option price	Number	Weighted average option price
Options outstanding, beginning of year	25,302	$11.92	25,302	$11.92	17,202	$11.29
Granted	—	—	—	—	8,100	13.25
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—

Options outstanding, end of year	25,302	$11.92	25,302	$11.92	25,302	$11.92

The following table summarizes information about the stock options outstanding at December 31, 2004:

	2004
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2004	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2004	Weighted- average exercise price
$10.00	8,358	5.1	5,570	$10.00
$12.50	8,844	3.4	8,844	12.50
$13.25	8,100	7.0	—	—

	25,302	5.1	14,414	$11.53

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

The following table summarizes information about the stock options outstanding at December 31, 2003:

	2003
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2003	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2003	Weighted- average exercise price
$10.00	8,358	6.1	2,786	$10.00
$12.50	8,844	4.4	8,844	12.50
$13.25	8,100	8.0	—	—

	25,302	6.1	11,630	$11.90

The following table summarizes information about the stock options outstanding at December 31, 2002:

	2002
	Options Outstanding		Options Exercisable
Exercise Price	Number outstanding December 31, 2002	Weighted- average remaining contractual life (years)	Number outstanding December 31, 2002	Weighted- average exercise price
$10.00	8,358	7.1	—	—
$12.50	8,844	5.4	5,896	$12.50
$13.25	8,100	9.0	—	—

	25,302	7.1	5,896	$12.50

(10)    DEPOSITS

At December 31, 2004 and 2003, certificates of deposit of $100,000 or more amounted to approximately $95,990,000 and $78,338,000, respectively.

Time deposit accounts as of December 31, 2004, mature in the following years and amounts: 2005—$182,848,000; 2006—$11,305,000; 2007—$2,862,000; 2008—$4,413,000; and 2009—$5,387,000.

For the years ended December 31, 2004, 2003 and 2002, interest expense on certificates of deposit of $100,000 or more amounted to approximately $1,586,000, $1,188,000 and $1,719,000, respectively.

The Company made interest payments on deposits and borrowings of $5,644,000, $5,282,000 and $5,583,000 during the years ended December 31, 2004, 2003 and 2002, respectively.

(11)    LEASES

The Company has several noncancellable operating leases for three branch locations. These leases generally contain renewal options for periods ranging from three to twenty years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases during 2004, 2003 and 2002 was $599,829, $524,412 and $179,756, respectively.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2004 are as follows:

Year ending December 31,
2005	$463,039
2006	453,550
2007	443,417
2008	336,333
2009	164,872
Thereafter	1,711,563

Total minimum lease payments	$3,572,774

(12)    RESERVE REQUIREMENTS

The aggregate net reserve balances maintained under the requirements of the Federal Reserve, which are noninterest-bearing, were approximately $8,671,000 at December 31, 2004.

(13)    COMMITMENTS AND CONTINGENCIES

The Company has various financial instruments (outstanding commitments) with off-balance sheet risk that are issued in the normal course of business to meet the financing needs of its customers. These financial instruments included commitments to extend credit of $87,739,000, standby letters of credit of $996,000 and $950,000 of unfunded commitments, included in other liabilities, with two Small Business Administration backed venture and debt investment groups (SBIC’s) at December 31, 2004.

The Company’s exposure to credit loss for commitments to extend credit and standby letters of credit is the contractual amount of those financial instruments. The Company uses the same credit policies for making commitments and issuing standby letters of credit as it does for on-balance sheet financial instruments. Each customer’s creditworthiness is evaluated on an individual case-by-case basis. The amount and type of collateral, if deemed necessary by management, is based upon this evaluation of creditworthiness. Collateral obtained varies, but may include marketable securities, deposits, property, plant and equipment, investment assets, real estate, inventories and accounts receivable. Management does not anticipate any significant losses as a result of these financial instruments and anticipates funding them from normal operations.

The Company is not involved in any legal proceedings which, in management’s opinion, could have a material effect on the consolidated financial position or results of operations of the Company.

(14)    FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates are made by management at a specific point in time, based on relevant information about the financial instrument and the market. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument nor are potential taxes and other expenses that would be incurred in an actual sale considered. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and/or the methodology used could significantly affect the estimates disclosed. Similarly, the fair values disclosed could vary significantly from amounts realized in actual transactions.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

The following table presents the carrying values and estimated fair values of the Company’s financial instruments at December 31, 2004 and 2003:

	2004		2003
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets:
Non-interest bearing deposits and cash	$28,263,000	$28,263,000	$27,384,000	$27,384,000
Investment securities	112,321,000	112,321,000	101,821,000	101,821,000
FHLB stock	1,947,000	1,947,000	1,100,000	1,100,000
Accrued interest receivable	2,759,000	2,759,000	2,623,000	2,623,000
Net loans	325,230,000	323,319,000	278,031,000	278,959,000
Financial liabilities:
Deposits	$411,133,000	$410,247,000	$352,934,000	$352,981,000
Short-term borrowings	23,007,000	23,007,000	18,299,000	18,299,000
Accrued interest payable	970,000	970,000	694,000	694,000
Long-term obligations	31,310,000	31,377,000	29,310,000	29,822,000

The estimated fair values of net loans, deposits and long-term obligations at December 31 are based on cash flows discounted at market interest rates. The carrying values of other financial instruments, including various receivables and payables, approximate fair value. Refer to note 1(E) for investment securities fair value information. The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 13, these off-balance sheet financial instruments are commitments to extend credit and are either short-term in nature or subject to immediate repricing.

(15)    REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by the Federal Deposit Insurance Corporation (“FDIC”) to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the “Federal Reserve Board”). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank. Management believes, as of December 31, 2004, that the Bank and the Company meet all capital adequacy requirements to which they are subject.

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

Based on the most recent notification from the FDIC, the Bank is well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Bank’s actual capital amounts, in thousands, and ratios are presented in the following table:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Ratio		Ratio
As of December 31, 2004:
Total Capital (to Risk Weighted Assets)	$46,387	11.82%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$42,087	10.73%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$42,087	8.32%	≥	4.00%	≥	5.00%

As of December 31, 2003:
Total Capital (to Risk Weighted Assets)	$43,065	12.34%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$39,515	11.32%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$39,515	9.25%	≥	4.00%	≥	5.00%

The following table lists Bancorp’s actual capital amounts, in thousands, and ratios:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
	Amount	Ratio	Ratio		Ratio
As of December 31, 2004:
Total Capital (to Risk Weighted Assets)	$46,973	11.96%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$42,673	10.86%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$42,673	8.43%	≥	3.00%	≥	5.00%

As of December 31, 2003:
Total Capital (to Risk Weighted Assets)	$43,661	12.52%	≥	8.00%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$39,801	11.41%	≥	4.00%	≥	6.00%
Tier I Capital (to Average Assets)	$39,801	9.31%	≥	3.00%	≥	5.00%

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(16)    ECB BANCORP, INC. (PARENT COMPANY)

ECB Bancorp, Inc.’s principal asset is its investment in the Bank, and its principal source of income is dividends from the Bank. The Parent Company condensed balance sheets as of December 31, 2004 and 2003, and the related condensed statements of income and cash flows for the years ended December 31, 2004, 2003 and 2002 are as follows:

CONDENSED BALANCE SHEETS

	2004	2003
Assets
Receivable from subsidiary	$600,450	$564,743
Investment in subsidiaries	41,852,835	40,396,449
Other assets	275,917	285,950

Total assets	$42,729,202	$41,247,142

Liabilities and Shareholders’ Equity
Dividends payable	$290,450	$254,743
Accrued interest payable	51,539	40,134
Long-term obligations	10,310,000	10,310,000

Total liabilities	10,651,989	10,604,877

Total shareholders’ equity	32,077,213	30,642,265

Total liabilities and shareholders’ equity	$42,729,202	$41,247,142

CONDENSED STATEMENTS OF INCOME

	2004	2003	2002
Dividends from bank subsidiary	$1,281,112	$1,123,480	$1,225,279
Equity in undistributed net income of subsidiaries	1,998,682	2,782,148	2,262,879

Net income	$3,279,794	$3,905,628	$3,488,158

CONDENSED STATEMENTS OF CASH FLOWS

	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$3,279,794	$3,905,628	$3,488,158
Undistributed net income of subsidiaries	(1,998,682)	(2,782,148)	(2,262,879)
Deferred compensation—restricted stock	98,252	53,614	23,328

Net cash provided by operating activities	1,379,364	1,177,094	1,248,607

FINANCING ACTIVITIES:
Repurchase of common stock	(252,900)	(208,863)	(442,937)
Cash dividends paid	(1,126,464)	(968,231)	(805,670)

Net cash used in financing activities	(1,379,364)	(1,177,094)	(1,248,607)

Net change in cash	$—	$—	$—

ECB BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2004 AND 2003

(17)    RELATED PARTY TRANSACTIONS

Bancorp and the Bank have had, and expect to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates (“Related Parties”) on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility nor present any unfavorable features.

Loans at December 31, 2004 and 2003 include loans to officers and directors and their associates totaling approximately $868,000 and $1,064,000, respectively. During 2004, $256,000 in loans were disbursed to officers, directors and their associates and principal repayments of $452,000 were received on such loans.

750,000 Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods

                          , 2005

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses, other than underwriting discounts and commissions, that will be paid by Registrant in connection with the securities being registered. With the exception of the Securities and Exchange Commission (“SEC”) registration fee and the Nasdaq additional listing fee, all amounts shown are estimates.

SEC registration fee	$2,897
Nasdaq listing fee	100,000
NASD filing fee	3,000
Transfer agent and registration fees	2,500
Blue Sky fees and expenses	2,500
Printing and mailing expenses	50,000
Legal fees and expenses	100,000
Accounting fees and expenses	125,000
Miscellaneous	44,103

Total	$430,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Indemnification Under North Carolina Statutes

The North Carolina Business Corporation Act (the “NCBCA”) generally provides for the indemnification of officers and directors of corporations in the manner described below.

Permissible Indemnification.    The NCBCA allows corporations, by charter, bylaw, contract or resolution, to indemnify or agree to indemnify their officers, directors, employees and agents and any persons who are or were serving at the corporations’ request as directors, officers, employees or agents of other entities or enterprises or as trustees or administrators under employee benefit plans, against liability and expenses, including reasonable attorneys’ fees, in any proceedings (including without limitation proceedings brought by or on behalf of the corporations themselves) arising out of their status as such or their activities in any of the foregoing capacities. A corporation’s charter or bylaws, or a contract or resolution, may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification and may include provisions establishing reasonable procedures for determining and enforcing those rights.

Corporations may indemnify persons against liability expenses incurred only where those persons conducted themselves in good faith and reasonably believed (1) in the case of conduct in their official corporate capacity, that their conduct was in the corporation’s best interests, and (2) in all other cases, that their conduct was at least not opposed to the corporations’ best interests; and, in the case of criminal proceedings, they had no reasonable cause to believe their conduct was unlawful. However, corporations may not indemnify persons either in connection with proceedings by or in the right of the corporations in which persons were adjudged liable to the corporations, or in connection with other proceeding charging improper personal benefit to the persons (whether or not involving action in an official capacity) in which the persons were adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification.    Unless limited by a corporation’s charter, the NCBCA requires corporations to indemnify their directors or officers who are wholly successful (on the merits or otherwise) in the defense of proceedings to which they were a party because they were directors or officers of the corporations against reasonable expenses incurred in connection with the proceedings.

Advance for Expenses.    Expenses incurred by directors, officers, employees or agents of corporations in defending proceedings may be paid by the corporations in advance of the final disposition of the proceedings as authorized by their boards of directors in the specific case, or as authorized by their charters or bylaws or by any applicable resolutions or contracts, upon receipt of undertakings to repay amounts advanced unless it ultimately is determined that the persons are entitled to be indemnified against those expenses.

Court-Ordered Indemnification.    Unless otherwise provided in a corporation’s charter, directors or officers of corporations who are parties to proceedings may apply for indemnification to the courts conducting the proceedings or to other courts of competent jurisdiction. On receipt of an application, the courts, after giving any notice they deem necessary, may order indemnification if they determine either (1) that the directors or officers are entitled to mandatory indemnification as described above, in which case the courts also will order the corporations to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (2) that the directors or officers are fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not they met the requisite standard of conduct or were adjudged liable to the corporations in connection with proceedings by or in the right of the corporations or on the basis that personal benefit was improperly received in connection with any other proceedings so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification.    The NCBCA defines “director” to include ex-directors and the estate or personal representative of a director. Unless their charters provide otherwise, corporations may indemnify and advance expenses to their officers, employees or agents to the same extent as to their directors and also may indemnify and advance expenses to officers, employees or agents who are not directors to the extent, consistent with public policy, as may be provided in their charters or bylaws, by general or specific action of their boards of directors, or by contract.

Indemnification of Registrant’s Directors and Officers

Registrant’s Bylaws provide for indemnification of its directors and officers to the fullest extent permitted by North Carolina law and require Registrant’s board of directors to take all actions necessary and appropriate to authorize such indemnification. Under North Carolina law, corporations may purchase insurance on behalf of persons who are or were their directors or officers against liability arising out of their status as such. Registrant currently maintains a directors’ and officers’ liability insurance policy covering its directors and officers.

Elimination of Director Liability

As permitted by the NCBCA, and subject to certain limitations, Registrant’s Articles of Incorporation provide that individuals serving as directors will not be personally liable in an action by or in our right of Registrant or otherwise for monetary damages for breach of their duties as directors. Under that charter provision, if the North Carolina statutes are amended to authorize corporate action further eliminating or limiting the personal liability of directors, the liability of Registrant’s directors will be eliminated or limited to the fullest extent permitted by the statutes as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

A list of Exhibits included as a part of this registration statement is set forth in the Exhibit Index that immediately precedes the exhibits and is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial information set forth in the prospectus or are inapplicable and have been omitted.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes that:

(a)	(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

	(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange
Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public
	policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Engelhard, State of North Carolina, on October 5, 2005.

ECB BANCORP, INC.

By:	/s/ Arthur H. Keeney III
Arthur H. Keeney III
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.

Signature	Title	Date

/s/ Arthur H. Keeney III Arthur H. Keeney III	President and Chief Executive Officer (principal executive officer)	October 5, 2005

/s/ Gary M. Adams Gary M. Adams	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	October 5, 2005

* /s/ George T. Davis, Jr. George T. Davis, Jr.	Vice Chairman	October 5, 2005

* /s/ Gregory C. Gibbs Gregory C. Gibbs	Director	October 5, 2005

* /s/ John F. Hughes, Jr. John F. Hughes, Jr.	Director	October 5, 2005

* /s/ J. Bryant Kittrell III J. Bryant Kittrell III	Director	October 5, 2005

* /s/ Joseph T. Lamb, Jr. Joseph T. Lamb, Jr.	Director	October 5, 2005

* /s/ B. Martelle Marshall B. Martelle Marshall	Director	October 5, 2005

* /s/ R. S. Spencer, Jr. R. S. Spencer, Jr.	Chairman	October 5, 2005

* /s/ Michael D. Weeks Michael D. Weeks	Director	October 5, 2005

* Gary M. Adams hereby signs this Registration Statement on October 5, 2005, on behalf of each of the indicated persons for whom he is attorney-in-fact pursuant to Powers of Attorney filed herewith.

By:	/s/ Gary M. Adams
Gary M. Adams As Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
1.01	Underwriting Agreement (to be filed by amendment)

3.01	Registrant’s Articles of Incorporation (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)

3.02	Registrant’s Bylaws (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)

4.01	Specimen common stock certificate (filed herewith)

4.02	Indenture dated as of June 26, between Registrant and State Street Bank and Trust Company of Connecticut, National Association (incorporated by reference from Exhibits to Registrant’s June 30, 2002, Quarterly Report on Form 10-QSB)

4.03	Amended and Restated Declaration of Trust dated as of June 26, 2002, by and among Registrant, State Street Bank and Trust Company of Connecticut, National Association, and the Administrators (incorporated by reference from Exhibits to Registrant’s June 30, 2002, Quarterly Report on Form 10-QSB)

4.04	Guarantee Agreement dated as of June 26, 2002, between Registrant and State Street Bank and Trust Company of Connecticut, National Association (incorporated by reference from Exhibits to Registrant’s June 30, 2002, Quarterly Report on Form 10-QSB)

5.01	Opinion of Ward and Smith, P.A. (to be filed by amendment)

10.01	Employment Agreement between Arthur H. Keeney, III and the Bank (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)

10.02	Agreement between J. Dorson White, Jr. and the Bank (incorporated by reference from Exhibits to Registrant’s 2001 Annual Report on Form 10-KSB)

10.03	Agreement between William F. Plyler, II and the Bank (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

10.04	Agreement between Gary M. Adams and the Bank (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

10.05	Omnibus Stock Ownership and Long Term Incentive Plan (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)

10.06	Form of Employee Stock Option Agreement (incorporated by reference from Exhibits to Registration Statement on Form SB-2, Reg. No. 333-61839)

10.07	Form of Restricted Stock Agreement (incorporated by reference from Exhibits to Registration Statement on Form S-8, Reg. No. 333-77689)

10.08	Executive Supplemental Retirement Plan Agreement between the Bank and Arthur H. Keeney, III (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.09	Executive Supplemental Retirement Plan Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.10	Executive Supplemental Retirement Plan Agreement between the Bank and William F. Plyler, II (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

10.11	Executive Supplemental Retirement Plan Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

Exhibit No.	Description
10.12	Split-Dollar Life Insurance Agreement between the Bank and Arthur H. Keeney, III (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.13	Split-Dollar Life Insurance Agreement between the Bank and J. Dorson White, Jr. (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.14	Split-Dollar Life Insurance Agreement between the Bank and William F. Plyler, II (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

10.15	Split-Dollar Life Insurance Agreement between the Bank and Gary M. Adams (incorporated by reference from Exhibits to Registrant’s 2002 Annual Report on Form 10-KSB)

10.16	Form of Director Supplemental Retirement Agreements between the Bank and George T. Davis, Jr., John F. Hughes, Jr., Arthur H. Keeney III, Joseph T. Lamb, Jr., R. S. Spencer, Jr. and Ray M. Spencer (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.17	Form of Director Supplemental Retirement Agreements between the Bank and Gregory C. Gibbs, J. Bryant Kittrell III, and B. Martelle Marshall (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.18	Form of Split-Dollar Life Insurance Agreements between the Bank and George T. Davis, Jr., Gregory C. Gibbs, John F. Hughes, Jr., Arthur H. Keeney III, J. Bryant Kittrell III, Joseph T. Lamb, Jr., B. Martelle Marshall, and R. S. Spencer, Jr. (incorporated by reference from Exhibits to Registrant’s March 31, 2002, Quarterly Report on Form 10-QSB)

10.19	The East Carolina Bank Incentive Plan ((incorporated by reference from Exhibits to Registrant’s 2004 Annual Report on Form 10-KSB)

21.01	List of our subsidiaries ((incorporated by reference from Exhibits to Registrant’s 2004 Annual Report on Form 10-KSB)

23.01	Consent of KPMG LLP (filed herewith)

23.02	Consent of Ward and Smith, P.A. (included in Exhibit 5.01)

24.01	Powers of Attorney (filed herewith)